EXCELLENCE


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Adit Laixuthai, Ph.D.**
First Senior Vice President


12g3-2(b) File No.82-4922

Ref No. OS.253/2008

**Best Available Copy**

August 28, 2008

SEC Mail
Mail Processing
Section

SEP = 2 2008

Washington, DC
109

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

[redacted]

08004722

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
SEP 05 2008
THOMSON REUTERS

Yours sincerely,

Adit Laixuthai

Aug 28, 08

# Management Discussion and Analysis (MD&A)

## For the Quarter Ending June 30, 2008

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

开泰银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary

Management Discussion and Analysis

For the Quarter Ending June 30, 2008

For the second quarter of 2008, the Bank's consolidated net income totaled Baht 4,270 million, falling by Baht 168 million, or 3.79 percent, compared to the first quarter of 2008, due particularly to increases in sales promotions and public relations expenditures, as well as costs incurred from strategic programs. Also, our non-interest income dropped in tandem with a decrease in gains on investments. However, when compared to the same quarter of 2007, the Bank's consolidated net income rose Baht 182 million, or 4.46 percent, following higher non-interest income and net interest and dividend income.

For our balance sheet, the Bank's consolidated assets totaled Baht 1,073,444 million, down by Baht 26,079 million, or 2.37 percent, compared to the end of March 2008, attributed mainly to decreases in the interbank and money market items, as well as net investments, despite continual growth in our consolidated loans. As of June 30, 2008, the Bank's consolidated loans amounted to Baht 844,342 million, rising by Baht 44,446 million, or 5.56 percent, over the end of March 2008. Our net NPL ratio was 2.16 percent, falling from 2.42 percent seen at the end of March 2008, while the gross NPL ratio equaled 4.18 percent, dropping from 4.46 percent recorded at the end of March 2008. The consolidated liabilities of the Bank, as of June 30, 2008, totaled Baht 967,944 million, decreasing by Baht 26,186 million, or 2.63 percent, compared to the end of March 2008, in the wake of a decline in deposits, which equaled Baht 837,129 million, falling by Baht 38,484 million, or 4.39 percent, measured against the end of March 2008. Total consolidated shareholders' equity was Baht 105,500 million, increasing by Baht 108 million, or 0.10 percent, over the end of March 2008, owing to our operating profit in the second quarter of 2008 despite our dividend payments from the 2007 net profits in April 2008. The capital adequacy ratio of the Bank and our AMC was 14.34 percent, where our Tier-1 and Tier-2 capital amounted to 10.33 and 4.01 percent, respectively.

The Bank's core business operations all continued to register growth during the second quarter of 2008, led by retail business loans, which expanded at a 6.95-percent rate over the end of March 2008, followed by 6.38-percent growth in SME business loans and 5.24-percent growth in corporate business loans. Our corporate finance service continued to grow healthily, while we earned appreciable fee income from foreign exchange and interest rate risk management. Also, treasury operations of the Central Treasury Department during the second quarter of 2008 reported a 2.32-percent gain in total interest and dividend income, due to the continual interest rate increase. In addition, because of our dedication to business development, the Bank was widely commended with many awards and other marks of recognition, as well as receiving overwhelmingly positive votes,

beyond even our target, in a survey on retail customer satisfaction regarding the Bank's products and services, conducted in the second quarter of 2008.

Content

# 1. Overview

## 1.1 Overview of Economy, Banking Industry and Regulatory Changes

### Thailand's Economy in the Second Quarter of 2008

Thailand's economic growth is expected to cool to 5.8 percent, year-on-year, in the second quarter of 2008, down from 6.0 percent in the first quarter of 2008. This slightly slower growth rate was caused mainly by the private sector's more cautious spending as a result of heightened inflationary pressures. However, the rural economy's farm income received a strong support from high commodity prices and increases in production. While the cooler domestic spending caused import growth to slow, exports received strong support from commodity prices, resulting in a trade surplus in the second quarter, versus a deficit in the first quarter. However, due to a seasonal deficit in the net services income and transfers account following profit repatriations by foreign businesses operating in the Kingdom, the current account registered a deficit in this quarter.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

| | Q2-2008 | Q1-2008 |
|---|---|---|
| Private Consumption Index | 6.9 | 7.0 |
| Private Investment Index | 4.7 | 5.9 |
| Manufacturing Production Index | 10.2 | 12.6 |
| Agriculture Production Index | 23.0 | 7.0 |
| Exports | 26.3 | 22.9 |
| Imports | 29.3 | 35.1 |
| Trade Balance (USD billions) | 0.4 | (0.1) |
| Current Account (USD billions) | (0.3) | 3.1 |
| Headline CPI Inflation | 7.5 | 5.0 |
| Gross Domestic Product (GDP) | 5.8 | 6.0 |

Sources: The Bank of Thailand, KASIKORN RESEARCH CENTER Co., Ltd.

While rising inflation due to higher oil and other commodity prices has put pressure on the business environment in general, the Bank of Thailand maintained their key policy rate at 3.25 percent in response to this heightened inflation risk. Still, competition remains intense as commercial banks are keen to expand their customer bases to meet their lending targets.

## ❑ Banking Industry and Competition

In the second quarter of 2008, the Thai commercial banking system reported higher net income over-year, despite a slight drop when compared to the previous quarter. As a result, Thai commercial banks' operating performance during the first half of 2008 (unaudited) improved substantially over the year before, in line with expansion in net interest and dividend income and net non-interest income. Meanwhile, allowances for doubtful accounts and losses on debt restructuring dropped significantly.

Apart from the increase in net interest income of the Thai banking system, net interest margin during the first half of 2008 also rose over-year, due largely to healthy loan expansion. As of the end of June 2008, net loans of 14 Thai commercial banks grew 4.36 percent over the end of March 2008 and 7.85 percent over year-end 2007. Meanwhile, deposits expanded 2.02 percent over the end of 2007 but shrank 4.36 percent from the end of March 2008, due to adjustment among Thai commercial banks to reduce their contribution to the Financial Institutions Development Fund, and the shift of depositors' attention to other products, i.e., bills of exchange (B/E) and mutual funds. The higher growth in loans than deposits resulted in tighter liquidity during the second quarter of 2008, primarily leading to hikes in fixed-term deposit and lending rates across the board in early June of this year.

Non-performing loans at the end of the second quarter of 2008 decreased from the end of the previous quarter, both in volume and ratio to total loans. Net NPLs of 14 Thai commercial banks totaled Baht 227,178 million, down 6.77 percent and 1.99 percent from the end of the first quarter of 2008 and the end of 2007, respectively. Likewise, Net NPLs to total loans dropped to 3.79 percent as of the end of the second quarter of 2008 from 4.12 percent and 4.30 percent at the end of the first quarter of 2008 and the 2007 year-end, respectively. The decreases stemmed from disposal of NPLs, debt restructuring, debt payments and NPL write-off.

Despite the improved development in the second quarter and the first half of 2008, the Thai banking business during the remainder of this year may be prone to risks stemming from decelerating economic growth in line with the slowdown in domestic spending and investment, due to persistently high inflation, possible higher interest rates as well as domestic political uncertainties. Thai commercial banks are thus expected to adopt a more cautious stance in their credit extensions and to practice greater prudence in credit quality monitoring. On the deposit front, competition in the market will remain intense. Priority is likely given to the close monitoring of deposit movements and the launch of special savings programs and other savings alternatives to maintain their market shares and to brace for the forthcoming Deposit Protection Agency Act, B.E. 2551 that will come into effect on August 11, 2008. Due to a possibility of additional hikes in the policy rate by the Bank of

Thailand to rein in the inflationary pressure, fixed-term deposit and lending rates at commercial banks are likely to be raised, in tandem.

## ▫ Regulatory Changes

Some important regulatory changes in the second quarter of 2008 that may affect KASIKORNBANK operations can be summarized, as below:

- **Principles, Methodologies and Conditions in Conducting Credit Card Business**

The Bank of Thailand (BOT) has issued a notification, ref. SorNorSor. 2/2551(A.D.2008), dated March 31, 2008, re: "Principles, Methodologies and Conditions for Commercial Banks in Conducting Credit Card Business" to broaden the scope of credit cardholder qualifications. Having been published in the Government Gazette on that date, and effective the following day, it establishes conditions for credit card applicants who have irregular incomes of at least Baht 15,000/month, but possess adequate tangible assets for credit card application, which can be classified in two cases:

1. Must possess a fixed-deposit account with a balance of at least Baht 500,000 for a period of at least 6 months; or
2. Must possess deposit account, or investment in debt warrants or mutual funds, singly or plurally, with a combined amount of not less than Baht 1,000,000, for a period of not less than 6 months.

This regulatory change affords the opportunity for the Bank to broaden our credit cardholder customer base at minimal additional risk, while allowing persons without qualifying regular incomes but possessing reliable assets to apply for credit cards.

- **Reduction of Fees for Ownership Right Registration and Juristic Act under Land Code, in Advocate to Property Trading Transactions under Criteria as Specified by Cabinet**

Under a Cabinet resolution on April 22, 2008, the Ministry of Interior issued an Announcement dated April 30, 2008, enforcing the reduction of fees collected from ownership right transfer and mortgage registration, in addition to the Cabinet resolution on March 4, 2008, in a bid to strengthen the national economy, to facilitate property trading transactions, and to encourage people to acquire housing units of their own. The announcement was published in the Government Gazette on April 30, 2008, which will be effective one day after the publishing date until March 28, 2009. In essence, it will enforce fee collection at 0.01 percent from the ownership right transfer and mortgage registration for immovable property in the categories of single detached houses, duplex homes, townhouses and commercial buildings, or such buildings with a plot of land in the total area not exceeding one rai. This excludes land specified under the law on land allocation, or land allocated by responsible government agencies or organizations.

Such a law will reduce housing acquisition costs, amid the fast-rising costs of living. It will also stimulate economic activity and enhance growth potential among related businesses, which will also be beneficial to the Bank's business, especially in the housing loan segment.

## 1.2 Direction of Business Operations

In the second quarter of 2008, KASIKORNBANK continued to place significant emphasis on satisfying the needs of every customer segment in every stage of life, through the offering of complete financial services of unsurpassed quality under the philosophy of "KASIKORNBANKGROUP: A People to Simplify your Life". We offer information, knowledge and advice for customers' personal needs and business requirements, in addition to our highest-standard financial services. We aim to provide a full range of knowledge resources and social networks for greater convenience of customers in every dimension, and for higher efficiency and effectiveness in wealth management for individuals and businesses.

The KASIKORNBANKGROUP, comprising KASIKORNBANK, KASIKORN FACTORING CO., LTD. (KFactoring), KASIKORN ASSET MANAGEMENT CO., LTD. (KAsset), KASIKORN RESEARCH CENTER CO., LTD. (KResearch), KASIKORN SECURITIES PCL. (KSecurities) and KASIKORN LEASING CO., LTD. (KLeasing), has acted as a unified network in response to all financial needs of customers, with consistently reliable service quality in every channel, at any time, through the synergy of our strategic positions. The direction of our business operations can be summarized, as below:

- KFactoring has enjoyed good financial health and has continuously led the market, taking part in the development of K-Supply Chain Solutions, offered by KASIKORNBANK. In 2008, KFactoring has consistently emphasized providing factoring services, which have been included in K-Supply Chain Solutions as part of a complete bundle of products and services for customers in every segment.
- KAsset has become the leader in asset management services, with the highest market share of assets under management (AUM), at 15.32 percent in June 2008, together with several prestigious awards in honor of their success in asset management services. In 2008, the company has aimed to reach the top quartile of performance in the management of major funds, and to continually develop their service procedures for the highest customer satisfaction.
- KResearch has continuously developed their research work in response to the information needs of customers in all segments. In 2008, KResearch has synergized their research mission with KASIKORNBANKGROUP and refined their research products to satisfy all target customers.
- KSecurities, despite having just recently launched their business in 2005, has shown continuing progress in their business undertaking as a securities broker, moving up from the 35th ranking in

market share in 2007 to the 28th ranking in the second quarter of 2008, with a share of approximately 1.31 percent. In their investment banking service in 2007, they were the market leader in securities underwriting service. In 2008, KSecurities has planned to seize a higher share of the brokerage service, by upgrading their research quality to attract institutional investors, together with enhancing synergy with KASIKORNBANKGROUP to strengthen their investment banking service.

- KLeasing, since their launch in 2005, has shown continuous improvement in their performance during the last two years, recording remarkable growth in credit extension of more than 100 percent, which reflects the success of their policy direction towards high-quality credit extension, as well as the successful promotion of their brand awareness in the hire-purchase and lease markets. In addition to the normal course of leasing service business, in 2008, the company has aimed to strengthen both business and operational efficiency through strategic synergy with KASIKORNBANKGROUP for the highest customer satisfaction.

Moreover, in the second quarter of 2008, the Bank has continued placing due emphasis on the promotion of corporate governance activities, in accordance with our corporate governance policy that meets international standards, as well as the regulatory criteria of the Bank of Thailand (BOT), the Stock Exchange of Thailand (SET) and the Office of the Securities and Exchange Commission, Thailand (SEC), through our tireless efforts to promote best practices in corporate governance. In 2008, the Bank won the 'Corporate Governance Asia Recognition Awards 2008', presented by *Corporate Governance Asia* journal.

Because of our dedication to various business developments, particularly in the core business operations, the Bank in the second quarter of 2008 was widely commended with many awards and marks of recognition, as follows:

- The 'Best Trade Finance Bank' award from *FinanceAsia* magazine
- The 'Best Investment Bank' award from *FinanceAsia* magazine
- The 'Best Financial Supply Chain Bank' award from *Alpha South East Asia* magazine
- The 'Best Bond House' award from *Alpha South East Asia* magazine
- The 'Excellence in SME Banking' award from *The Asian Banker* magazine
- The 'Best Retail Bank 2008' award due to the largest number of visitors at the 8th Money Expo 2008, May 8-11, 2008, at the Queen Sirikit National Convention Center in Bangkok, in addition to the 'Most Attractive Booth' award at the same event

## 2. Operating Performance and Financial Position Analysis

### 2.1 Operating Performance

For the second quarter of 2008, the Bank's consolidated net income totaled Baht 4,270 million, falling by Baht 168 million, or 3.79 percent, compared to the Baht 4,438 million net income for the first quarter of 2008, due particularly to increases in sales promotions and public relations expenditures, as well as costs incurred from strategic programs. Our non-interest income dropped from the previous quarter, owing to a decrease in gains on investments. However, net interest and dividend income grew, following higher interest income from loan expansion.

When compared to the same quarter of 2007, the Bank's consolidated net income rose Baht 182 million, or 4.46 percent, due particularly to increases in both non-interest and net interest income, despite rising operating expenses.

Operating Performance for the Second Quarter of 2008

(Units: Million Baht)

| | Q2-2008 | Q1-2008 | Change | | Q2-2007 | Change | |
|---|---|---|---|---|---|---|---|
| | | | Million Baht | Percent | | Million Baht | Percent |
| Income from interest and dividends | 14,419 | 13,918 | 501 | 3.60 | 13,861 | 558 | 4.03 |
| Interest expense | 3,980 | 3,698 | 282 | 7.63 | 4,795 | (815) | (17.00) |
| Net income from interest and dividends | 10,439 | 10,220 | 219 | 2.15 | 9,066 | 1,374 | 15.15 |
| Bad debts and doubtful accounts | 361 | 1,425 | (1,064) | (74.67) | 1,002 | (641) | (63.97) |
| Loss on debt restructuring | 1,618 | 451 | 1,167 | 258.70 | 320 | 1,298 | 405.63 |
| Non-interest income | 5,380 | 5,761 | (381) | (6.61) | 4,765 | 615 | 12.91 |
| Non-interest expense | 8,224 | 7,677 | 547 | 7.13 | 7,055 | 1,169 | 16.57 |
| Income tax expense | 1,346 | 1,990 | (644) | (32.36) | 1,367 | (21) | (1.54) |
| Operating profit (Before bad debts and doubtful accounts, and income tax expense) | 7,595 | 8,304 | (709) | (8.54) | 6,776 | 819 | 12.09 |
| Net Income | 4,270 | 4,438 | (168) | (3.79) | 4,088 | 182 | 4.46 |

The Bank's consolidated income consists of two main components – non-interest and interest income. For the second quarter of 2008, shares of interest income and non-interest income equaled 72.83 percent and 27.17 percent, respectively, compared to 70.73 percent and 29.27 percent for the first quarter of 2008, as well as 74.42 percent and 25.58 percent for the second quarter of 2007, as follows:

Income Structure

(Units: Million Baht)

| | Q2-2008 | Percent Share | Q1-2008 | Percent Share | Q2-2007 | Percent Share |
|---|---|---|---|---|---|---|
| **Interest and Dividend Income** | | | | | | |
| 1. Loans | 12,401 | 62.63 | 11,981 | 60.88 | 11,425 | 61.34 |
| 1.1 Loans | 7,045 | 35.58 | 6,654 | 33.81 | 4,754 | 25.52 |
| 1.2 Overdrafts | 2,770 | 13.99 | 2,721 | 13.83 | 3,002 | 16.12 |
| 1.3 Bills | 2,586 | 13.06 | 2,606 | 13.24 | 3,669 | 19.70 |
| 2. Interbank and money market items | 435 | 2.20 | 556 | 2.83 | 948 | 5.09 |
| 2.1 Deposits | 43 | 0.22 | 163 | 0.83 | 900 | 4.83 |
| 2.2 Loans | 392 | 1.98 | 381 | 1.94 | 24 | 0.13 |
| 2.3 Securities purchased under resale agreements | - | - | 12 | 0.06 | 24 | 0.13 |
| 3. Hire purchase and financial leases | 443 | 2.24 | 406 | 2.06 | 263 | 1.41 |
| 4. Investments | 1,140 | 5.76 | 975 | 4.96 | 1,225 | 6.58 |
| **Total Interest and Dividend Income** | 14,419 | 72.83 | 13,918 | 70.73 | 13,861 | 74.42 |
| **Non-Interest Income** | | | | | | |
| 1. Fee and service income | | | | | | |
| 1.1 Acceptances, avals, and guarantees | 263 | 1.33 | 301 | 1.53 | 245 | 1.32 |
| 1.2 Others | 3,876 | 19.57 | 3,589 | 18.24 | 3,049 | 16.37 |
| 2. Gains on exchange | 1,101 | 5.56 | 881 | 4.48 | 618 | 3.32 |
| 3. Other income | 140 | 0.71 | 990 | 5.03 | 853 | 4.58 |
| **Total Non-Interest Income** | 5,380 | 27.17 | 5,761 | 29.27 | 4,765 | 25.58 |
| **Total Income** | 19,799 | 100.00 | 19,679 | 100.00 | 18,626 | 100.00 |

## ☐ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the second quarter of 2008 amounted to Baht 10,439 million, up by Baht 219 million, or 2.14 percent, from the previous quarter of this year, and up by Baht 1,374 million, or 15.16 percent, from the same quarter of last year.

Net Income from Interest and Dividends

(Units: Million Baht)

| | Q2-2008 | Q1-2008 | Change | Q2-2007 | Change |
|---|---|---|---|---|---|
| Income from interest and dividends | 14,419 | 13,918 | 501 | 13,860 | 559 |
| • Loans | 12,401 | 11,981 | 420 | 11,425 | 976 |
| • Interbank and money market items | 435 | 556 | (121) | 947 | (512) |
| • Hire purchase and financial leases | 443 | 406 | 37 | 264 | 179 |
| • Investments | 1,140 | 975 | 165 | 1,224 | (84) |
| Interest expense | 3,980 | 3,698 | 282 | 4,795 | (815) |
| Net interest and dividend income | 10,439 | 10,220 | 219 | 9,065 | 1,374 |
| % Net interest margin (NIM) | 4.12 | 4.18 | | 4.03 | |

When compared to the first quarter of 2008, the Baht 219 million or 2.14 percent increase in the Bank's consolidated net interest and dividend income was due mainly to a Baht 501 million rise in interest and dividend income, following an increase in interest income from loans, by Baht 420 million. For the second quarter of 2008, our loans grew by 5.56 percent, over-quarter, and by 10.73 percent, over-year. In addition, gains on investments rose by Baht 165 million, in the wake of dividends in equities. However, total interest expense increased by Baht 282 million, as the result of a Baht 231 million increase in interest expense from deposits following both rising deposit costs and deposit growth after the Bank continued to launch products to mobilize deposits during the period. Regarding net interest margins, they dropped to 4.12 percent for the second quarter of 2008, from 4.18 percent for the previous quarter.

When compared to the same quarter of last year, net interest and dividend income rose by Baht 1,374 million, or 15.16 percent, due mainly to a Baht 815 million decrease in interest expense, following lower deposit rates. Also, our interest and dividend income increased by Baht 559 million, in tandem with higher interest income from loans, aided by our loan expansion. Our net interest margins increased by 0.09 percent from 4.03 percent in the second quarter of 2007.

## ❑ Non-interest Income

For the second quarter of 2008, the Bank's consolidated non-interest income equaled Baht 5,380 million, falling by Baht 381 million, or 6.61 percent, over-quarter. This was attributable to diminished gains on investments after the Bank reported higher gains from a sale of equity stocks in the previous quarter. However, our fee and service income rose by Baht 249 million; in addition, gains on exchange were up by Baht 220 million, following profits from foreign exchange trading.

When compared to the same quarter of last year, the Bank's consolidated non-interest income increased by Baht 615 million, or 12.91 percent, owing mainly to a Baht 845 million increase in fee and service income. Additionally, our gains on exchange rose by Baht 483 million.

### ❑ Non-interest Expense

The Bank's consolidated non-interest expense for the second quarter of 2008 totaled Baht 8,224 million, rising by Baht 547 million, or 7.13 percent, over-quarter, due mainly to a Baht 398 million increase in other expenses, following increases in sales promotions and public relations expenditures, as well as expenses incurred from strategic programs.

When compared to the same quarter of last year, our consolidated non-interest expense increased by Baht 1,169 million, or 16.58 percent, following a Baht 714 million increase in personnel expense, together with a Baht 211 million increase in fee and service expense.

### ❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

For the second quarter of 2008, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 1,979 million, increasing by Baht 103 million over-quarter and by Baht 658 million over-year. These increases were set in response to loan expansion and the changing economic environment.

## 2.2 Financial Position Analysis



Units: Million Baht
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
7%
2%
10%
74%
88%
2%
7%
12%
70%
5%
1%
88%
2%
7%
11%
1%
87%
Dec. 31, 2007
Mar. 31, 2008
Jun. 30, 2008
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities

## ❑ Assets

At the end of June 2008, the Bank's consolidated assets totaled Baht 1,073,444 million, falling by Baht 26,079 million, or 2.37 percent, from the Baht 1,099,523 million at the end of March 2008, but increasing by Baht 78,926 million, or 7.94 percent, over the Baht 994,518 million at the end of 2007. The over-quarter fall in our consolidated assets was attributed mainly to decreases in the interbank and money market items, and also net investments, as shown in the following:

- Interbank and money market items (on the asset side), at the end of June 2008, totaled Baht 40,387 million, falling by Baht 55,610 million, or 57.93 percent, from the end of March 2008. This was due mainly to asset reallocations from interbank and money market items into loans that provide higher yields, as well as the Bank's liquidity management.
- Net investments, at the end of June 2008, equaled Baht 113,572 million, falling by Baht 17,406 million, or 13.29 percent, from the end of March 2008, owing mainly to decreases in investments in government and state-enterprise bonds, as well as foreign debt instruments.

Investments


Units: Million Baht
150,000
120,000
90,000
60,000
30,000
0
3,631
12,801
2,837
111,709
3,528
6,780
2,032
101,232
Mar. 31, 2008
Jun. 30, 2008
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities

- The Bank's consolidated loans continued to show satisfactory growth. At the end of June 2008, they amounted to Baht 884,342 million, rising by Baht 44,446 million, or 5.56 percent, over the Baht 799,896 million reported at the end of March 2008. Due to the Bank's bad debt restructuring and higher loan growth, our gross non-performing loans (NPLs) ratio to total loans, at the end of June 2008, equaled 4.18 percent, down from

4.46 percent at the end of March 2008. Similarly, the net NPL ratio to total loans had dropped to 2.16 percent at the end of June 2008, from 2.42 percent at the end of the previous quarter.

Financial Ratios

(Units: Percent)

| Financial Ratios | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|
| Net NPLs to Total Loans | 2.16 | 2.42 |
| Gross NPLs to Total Loans | 4.18 | 4.46 |

## ◻ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, at the end of June 2008, totaled Baht 967,944 million, dropping by Baht 26,186 million, or 2.63 percent, from the Baht 994,130 million at the end of March 2008, but rising by Baht 73,422 million, or 8.21 percent over the Baht 894,522 million at the end of 2007. Consolidated liabilities that had changed significantly over-quarter were:

- Deposits, at the end of June 2008, equaled Baht 837,129 million, falling by Baht 38,484 million, or 4.40 percent, from the end of March 2008. This was due mainly to a decrease in savings deposits.
- Borrowing, at the end of June 2008, amounted to Baht 69,477 million, rising by Baht 13,751 million, or 24.68 percent, from the end of March 2008. This was mainly attributable to an increase in short-term borrowing, in the wake of our bill of exchange (B/E) issuances to provide more alternatives in investments for the public and the Bank's depositors.

At the end of June 2008, total consolidated shareholders' equity was Baht 105,500 million, rising by Baht 108 million, or 0.10 percent, over the Baht 105,392 million at the end of March 2008, and increasing by Baht 5,505 million, or 5.51, over the Baht 99,995 million at the end of 2007. This over-quarter increase was mainly a result of:

- The Bank's consolidated net operating profits for the second quarter of 2008, despite our dividend payments from the 2007 net profits of Baht 3,590 million in April 2008.
- The Baht 1,324 million increase in the Bank's appraisal surplus on asset revaluation, in the wake of higher fair value of our land and building re-appraisal conducted every three years. This is despite lower fair value of available-for-sale investments of Baht 1,947 million, following changing market conditions.

## ❑ Relationship Between Sources and Uses of Funds

At the end of June 2008, the funding structure as shown in the Consolidated Financial Statement comprised Baht 967,944 million in liabilities and Baht 105,500 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.17. The major source of funds on the liabilities side was deposits, which accounted for 77.99 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.28 percent and 6.47 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of June 2008, loans amounted to Baht 844,342 million, resulting in a loan-to-deposit ratio of 100.86 percent. With the remaining liquidity, the Bank invested in various liquid assets such as interbank and money market items, and investments in securities.

The major sources and uses of funds as of the end of June 2008 are categorized by contractual maturity periods in the following table:

**The Bank and Subsidiaries' Major Source and Use of Funds**

(Units: Million Baht)

| | Deposits | | | | Loans | | | |
|---|---|---|---|---|---|---|---|---|
| Period | Jun. 30, 2008 | Percent | Dec. 31, 2007 | Percent | Jun. 30, 2008 | Percent | Dec. 31, 2007 | Percent |
| ≤ 1 year | 827,562 | 98.86 | 781,963 | 99.76 | 509,461 | 60.34 | 451,876 | 59.26 |
| > 1 year | 9,568 | 1.14 | 1,859 | 0.24 | 334,881 | 39.66 | 310,629 | 40.74 |
| Total | 837,130 | 100.00 | 783,822 | 100.00 | 844,342 | 100.00 | 762,505 | 100.00 |

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of June 2008 totaled Baht 827,562 million, increasing by Baht 45,599 million, or 5.83 percent, over the Baht 781,963 million at the end of 2007. Deposits with remaining maturities of over 1 year at the end of June 2008 were Baht 9,568 million, increasing by Baht 7,709 million, or 414.69 percent, over the Baht 1,859 million at the end of 2007.

At the end of June 2008, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 509,461 million, rising by Baht 57,585 million, or 12.74 percent, over the Baht 451,876 million at the end of 2007. Loans with remaining maturities of over 1 year amounted to Baht 334,881 million, increasing by Baht 24,252 million, or 7.81 percent, over the Baht 310,629 million at the end of 2007.

From the above table, it can be seen that, as of June 30, 2008, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most

deposits are renewed when they reach maturity, it is likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funds for the Bank's lending.

In order to promote greater flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank issued Short-Term Debenture Projects 1/2005, 2/2005, 1/2006 and 2/2006, with their combined value totaling Baht 17,940 million at the end of June 2008. Moreover, "K-B/E Investment" products have also been put on the market, after the BOT granted permission for commercial banks to offer bills of exchange (B/E) to borrow money from the private sector, effective August 2006. At the end of June 2008, the Bank's outstanding B/E amounted to Baht 23,909 million.

## 2.3 Capital Requirements and Credit Ratings

### ▫ Capital Funds

As of June 30, 2008, the Bank and subsidiary companies had a capital base of Baht 119,892 million, comprising Tier-1 capital totaling Baht 86,377 million, and Tier-2 capital totaling Baht 33,515 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.34 percent.

Capital Adequacy Ratio *

(Units: Percent)

| Capital Funds ** | Jun. 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 | Sep. 30, 2007 | Jun. 30, 2007 |
|---|---|---|---|---|---|
| Tier-1 Capital | 10.33 | 10.35 | 10.74 | 10.97 | 10.48 |
| Tier-2 Capital | 4.01 | 3.72 | 3.87 | 3.85 | 4.02 |
| Total Capital Requirements | 14.34 | 14.07 | 14.62 | 14.82 | 14.50 |

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

| Capital Funds | Jun. 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 | Sep. 30, 2007 | Jun. 30, 2007 |
|---|---|---|---|---|---|
| Tier-1 Capital | 11.34 | 11.77 | 11.67 | 11.44 | 11.62 |
| Tier-2 Capital | 4.01 | 3.72 | 3.87 | 3.85 | 4.02 |
| Total Capital Requirements | 15.35 | 15.49 | 15.54 | 15.29 | 15.64 |

## ◻ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and some kinds of borrowing, in compliance with BOT regulations. As of June 30, 2008, the Bank had cash in hand, cash at central cash centers, deposits at BOT and eligible securities, totaling Baht 146,892 million.

## ◻ Credit Ratings

At the end of June 2008, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of March 2008. Details are shown in the following table:

KASIKORNBANK's Credit Ratings

| Credit Ratings Agency | June 30, 2008 |
|---|---|
| Moody's Investors Service ** | |
| Foreign Currency | |
| Outlook | Stable |
| Long-term - Debt | n.a.* |
| - Deposit | Baa1 |
| Short-term - Debt/Deposit | P-2 |
| Subordinated Debt | Baa1 |
| Bank Financial Strength Rating (BFSR) | D+ |
| Outlook for BFSR | Stable |
| Domestic Currency | |
| Outlook | Stable |
| Long-term - Deposit | A3 |
| Short-term - Debt/Deposit | P-1 |
| Standard & Poor's ** | |
| Outlook | Stable |
| Long-term - Debt/Certificate of Deposit | BBB |
| Short-term - Debt/Certificate of Deposit | A-2 |
| Subordinated Debt (Foreign Currency) | BBB- |

| Credit Ratings Agency | June 30, 2008 |
|---|---|
| Bank Fundamental Strength Rating (BFSR) (Local Currency) | C |
| Fitch Ratings ** | |
| International credit ratings (Foreign Currency) | |
| Outlook | Stable |
| Long-term Issuer Default Rating | BBB+ |
| Short-term Issuer Default Rating | F2 |
| Subordinated Debt | BBB |
| Individual | C |
| Support | 2 |
| National credit ratings | |
| Outlook | Stable |
| Long-term | AA(tha) |
| Short-term | F1+(tha) |
| Subordinated Debt | AA-(tha) |

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

# 3. Operations of Core Businesses

## 3.1 Corporate Business Operations

### ❑ Changes in the Operating Environment

Thailand's economic growth cooled in the second quarter, down from a 6.0-percent increase in the first quarter, due to higher oil and other commodity prices, as well as political uncertainty. Meanwhile, consumer spending was affected by these adverse economic factors, and business sentiment was hurt not only by these negative domestic factors, but also volatility in global economic and financial conditions. Consequently, commercial banks remained cautious in their business operations by not only focusing on loan expansion, but also launching new products and services with the aim of generating increased fee income.

### ❑ Business Operations in the Second Quarter of 2008

The Bank's business operations in the second quarter of 2008 included:

- **The Launch of New Products and Services**
  - "K-Corporate Cheque" is a new KASIKORNBANK service that provides corporations with a complete packaged cheque processing solution, i.e., cheque issuance, printing of cheques and related details, as well as mailing them to recipients for customers. Due to the huge demand for this type of service, the Bank expects this "K-Corporate Cheque" service to meet the needs of customers, as well as help improve the Bank's income and competitiveness.
  - "K-Customs" is the new KASIKORNBANK customs clearance service. In cooperation with the Customs Department, the Bank has opened an electronic link with them to remit customs payments via their e-Customs system. We provide importers, exporters and freight broker/shipping companies with a dedicated system to speed customs transactions with immediate debiting of a KASIKORNBANK account; such transfers can be tracked and are safe, due to our highly-secure IT systems. This easier, convenient and swift service streamlines the customs clearing process.
  - "K-Clearing with Funds" is a facility that backs up customers' cheques undergoing clearing with funds invested in a K-Cash Fund. Whenever there are insufficient funds in a customer's current account to cover cheques issued against it, or there are insufficient funds in a savings deposit or overdraft account to cover a withdrawal, the amount is covered by money in the customer's K-Cash investment. Meanwhile, the customers will receive high returns from their investment in a K-Cash Fund, now showing high liquidity, available for sale every workday.

- Product Development and Service Improvements
  - *Securities Services:* In our custodial services, aside from serving asset management companies that wish to set up private funds and plan to invest in foreign securities, we have also extended our services for foreign institutional customers who want to invest in Thailand. As for mutual fund supervisory services, the Bank has developed our services and service networks to assist asset management companies in investing abroad effectively.
  - *Bancassurance Services:* In cooperation with Preferred partners, the Bank has improved pre-insurance service for greater convenience and service coverage to access the customer base of the Bank nationwide.

In addition to the above work, we have undertaken numerous new marketing activities, e.g., company visits to our new and existing corporate customers' facilities in Thailand and abroad, and conducting seminars on topics of interest to these customers, above and beyond the news in-depth, analyses and other information we offer our corporate clientele. We make a great effort to train and improve the skills of our Relationship Managers so that they can provide the best, most professional advice to our customers on their financial needs. Because of our firm determination and efforts, the Bank won the 'Best Trade Finance Bank' award in the second quarter of 2008, from the Country Awards for Achievement 2008 Project, organized by *FinanceAsia* magazine; and the 'Best Financial Supply Chain Bank' award from *Alpha South East Asia* magazine.

## ◻ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of June 30, 2008, as well as compared to the end of March 2008 and the end of 2007 – are shown in the following tables:

Corporate Business Loans Classified by Customer Segment

(Units: Million Baht)

| | Percent of Total Corporate Business Loans | Jun. 30, 2008 | Mar. 31, 2008 | Change | | Dec. 31, 2007* | Change | |
|---|---|---|---|---|---|---|---|---|
| | | | | Million Baht | Percent | | Million Baht | Percent |
| Corporate Business Loans | 100.00 | 296,780 | 281,955 | 14,785 | 5.24 | 256,255 | 40,525 | 15.81 |
| Customer Segment | | | | | | | | |
| Multi-Corporate Business | 48.58 | 144,186 | 134,854 | 9,332 | 6.92 | 116,345 | 27,841 | 23.93 |
| Large Corporate Business | 51.42 | 152,594 | 147,141 | 5,453 | 3.71 | 139,910 | 12,684 | 9.07 |

Note: * Revised to reflect regrouped customers.

As of the end of June 2008, total corporate business loans under the supervision of the Corporate Business Division equaled Baht 296,780 million, rising by Baht 14,785 million, or 5.24 percent, over the end of March 2008, and increasing by Baht 40,525 million, or 15.81 percent, over the end of 2007. Loan growth was seen mainly in the Multi-Corporate Business segment, driven by higher short-term working capital loans in the agricultural industry as well as growing trade finance loans in rice, rubber and frozen seafood businesses.

Corporate Business Loans Classified by Product Group

(Units: Million Baht)

| | Percent of Total Corporate Business Loans | Jun. 30, 2008 | Mar. 31, 2008 | Change | | Dec. 31, 2007* | Change | |
|---|---|---|---|---|---|---|---|---|
| | | | | Million Baht | Percent | | Million Baht | Percent |
| **Corporate Business Loans** | 100.00 | 296,780 | 281,995 | 14,785 | 5.24 | 256,255 | 40,525 | 15.81 |
| Product Group | | | | | | | | |
| Domestic Credit Products | 72.16 | 214,166 | 205,838 | 8,328 | 4.05 | 192,653 | 21,512 | 11.17 |
| Trade Finance | 27.77 | 82,426 | 75,887 | 6,539 | 8.62 | 63,298 | 19,128 | 30.22 |
| BIBF | 0.06 | 188 | 270 | (82) | (30.28) | 304 | (116) | (38.09) |

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of June 2008, domestic credit products registered the largest loan extension at Baht 8,328 million and Baht 21,512 million over the end of March 2008 and the end of 2007, respectively. However, in terms of percent change, trade finance loans recorded the highest growth, at 8.62 percent over the previous quarter and 30.22 percent over year-end 2007, followed by domestic credit product loans.

## 3.2 SME Business Operations

### ❑ Changes in the Operating Environment

Despite the negative factors such as high oil prices, inflation, political uncertainties, foreign exchange rate volatility and a slowing global economy all affecting SME business confidence and investment in the second quarter of 2008, demand for SME credits continued to grow. Meanwhile, competition in the SME credit market remained intense. Still, many large banks are convinced that their original SME loan expansion targets for the year can be achieved, despite the interest rate increase in early June. To achieve their SME loan targets, most commercial banks are expanding SME loan coverage into the provinces and supply chain financing. At the same time, emphasis has

been placed on credit extension to businesses in industries that show good promise for future growth, such as agriculture, tourism, hotels and automotive parts production.

## ❑ Business Operations in the Second Quarter of 2008

In order to maintain and expand our share of the SME business credit market, aside from regular marketing activities across the nation adhering to the customer-centric approach and meeting the unique needs of customers in each segment, the Bank continued to launch new products and service initiatives in the second quarter of 2008, as below:

- New products
  - "K-Max" – This KASIKORNBANK credit product offers credit lines in excess of the value of the borrower's collateral – up to 150 percent – to help respond to the needs of SMEs, especially those with limited collateral assets but in need of more revolving credit for business undertakings, due to the increasing operational and raw material costs.
  - "K-Cheque 2 Cash" is a combination of a short-term credit facility and a special cheque collection service offering SMEs a credit limit for cheque discount and the opportunity to sell their cheques on discount at any KASIKORNBANK branch nationwide.
  - "K-SME Machine Credit" offers a program through cooperation between KASIKORNBANK and the Federation of Thai Industries (FTI), for those who are intent upon modernizing their production machinery for higher efficiency, loaning up to 100 percent of the appraised value of their machines, together with some useful advice from FTI machinery experts.
- K SME Care
  - As for "C" Capital, we have signed agreements as part of the K-SME Venture Capital program with three SMEs, i.e., Nirvana Foods and Commerce International Co. Ltd., Humanica Co. Ltd., and 2Spot Communication Co. Ltd., with credit lines totaling Baht 44 million out of Baht 200 million invested.
  - As for "R" Research, as part of our business-matching online services on www.ksmecare.com, we are continually developing this service to meet the needs of our business customers, either for trade or simply communication without using telephones or email. There are now over 6,000 subscribers to this website.
  - Regarding "E" Education, we have launched the "K SME Care Network Club", to bring together SME proprietors, participating in sustainable business

management projects. Other useful activities and services for members include seminars, social activities, and a subscription to the *K SME Care Post* magazine.

In recognition of our SME credit facilities and development, we won the prize of 'Excellence in SME Banking' from *The Asian Banker* magazine on May 16, 2008.

## ☐ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of June 30, 2008, and compared to the end of March 2008 and the end of 2007 – is shown in the following table:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

| | Percent of Total SME Business Loans | Jun. 30, 2008 | Mar. 31, 2008 | Change | | Dec. 31, 2007* | Change | |
|---|---|---|---|---|---|---|---|---|
| | | | | Million Baht | Percent | | Million Baht | Percent |
| SME Business Loans | 100.00 | 326,083 | 306,531 | 19,552 | 6.38 | 301,013 | 25,070 | 8.33 |
| Customer Segment | | | | | | | | |
| Medium Business | 64.98 | 211,886 | 199,888 | 11,998 | 6.00 | 197,986 | 13,900 | 7.02 |
| Small and Micro Business | 35.02 | 114,197 | 106,643 | 7,554 | 7.08 | 103,027 | 11,170 | 10.84 |

Note: * Revised to reflect regrouped customers.

As of the end of June 2008, SME business loans, as supervised by the SME Business Division, amounted to Baht 326,083 million, rising by Baht 19,552 million, or 6.38 percent, over the end of March 2008, and increasing by Baht 25,070 million, or 8.33 percent, over the end of 2007. The over-quarter loan increase was mainly attributable to growth in the Small and Micro Business segment, particularly in construction materials, processed agricultural and commerce industries.

SME Business Loans Classified by Product Group

(Units: Million Baht)

| | Percent of Total SME Business Loans | Jun. 30, 2008 | Mar. 31, 2008 | Change | | Dec. 31, 2007* | Change | |
|---|---|---|---|---|---|---|---|---|
| | | | | Million Baht | Percent | | Million Baht | Percent |
| SME Business Loans | 100.00 | 326,083 | 306,531 | 19,552 | 6.38 | 301,013 | 25,070 | 8.33 |
| Product Group | | | | | | | | |
| Domestic Credit Products | 93.21 | 303,956 | 287,750 | 16,206 | 5.63 | 282,718 | 21,238 | 7.51 |
| Trade Finance | 6.79 | 22,127 | 18,781 | 3,346 | 17.82 | 18,295 | 3,832 | 20.94 |

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of June 2008, domestic credit products registered the highest loan extension, growing by Baht 16,206 million over the end of March 2008 and Baht 21,238 million over the end of 2007. However, in terms of percent change, trade finance loans showed the highest growth, at 17.82 percent and 20.94 percent over the end of March 2008 and the end of 2007, respectively, followed by domestic credit products.

## 3.3 Retail Business Operations

### ❑ Changes in the Operating Environment

Amid an economic slowdown in the second quarter due to various negative factors including rising oil prices and inflation, higher interest rates and political uncertainty, the domestic stock index and government bond yields fluctuated wildly. At the same time, consumers became more careful in their spending. Still, competition in the retail banking business was as intense as ever, across all products and services. Of note were housing loan products, for which commercial banks were aggressive in launching campaigns in order to gain larger market shares. Other products such as credit cards, mutual funds, bancassurance and electronic banking also experienced similarly tough market conditions. For deposit products, banks not only offered special fixed-term products with attractive rates, with an aim of retaining their customers whose deposits came due in this period as well as expanding their customer base, but also offered bills of exchange (B/E) as an investment alternative for customers. In addition, since early June, banks had begun raising both deposit and lending rates across the board.

### ❑ Business Operations in the Second Quarter of 2008

In addition to ongoing marketing activities held in cooperation with business allies – both leading real estate developers and others – to present variety of products as incentives for our target customers and to maintain our market shares, we have introduced new product and service initiatives, and, in the meantime, enhanced our service channels in the second quarter of 2008, i.e.:

- New Products
  - *Loan Products:* "K-Home Loan Plus Feng Shui" – the Chinese art of positioning one's home and furnishings in harmony with nature for good fortune: the Bank offers Feng Shui consulting services to K-Home Loan customers. Our "Smart Package", which integrates personal loans with other deposit and loan products, payment due alert and life insurance products, is also offered. The Bank also launched a new high-tech "K Wave Card", a 'contactless' credit card equipped with advanced technology that facilitates quick and safe bill payments at any merchant with a Visa payWave sign.

- *Deposit Products:* The "KBank Savings Festival" was staged to showcase a wide array of deposit products with various maturities to meet the diverse needs of customers.
- *Mutual Fund Products:* KASIKORNBANK, in cooperation with KASIKORN ASSET MANAGEMENT Co., Ltd. issued 14 fixed-income funds focusing on South Korean government bonds, and three FIFs (foreign investment funds), i.e., K Alternative Energy Equity Fund, investing in the foreign alternative energy industry; K Middle East & North Africa Equity Fund, focusing on stocks in the Middle East and North Africa; and K Agriculture Fund for investment in foreign agricultural futures contracts.
- *Life Insurance Products:* The Bank has developed a new health insurance product which is easy to understand and does not require customers to have a physical examination prior to purchase. We aim to launch this product on July 1, 2008.

- New Services
  - The Bank offers an account suspension service via K-Contact Center to prevent possible losses to customers' accounts. This service was introduced in April 2008.
  - We now actively transfer relevant calls to our Preferred partners (Phatra Insurance and Muang Thai Life Assurance) for customers seeking in-depth information about related businesses or service applications. The service has been operational since June 1, 2008.
  - Educational expenses for tutoring centers can now be paid electronically real-time at any KASIKORNBANK branch, which adds to the convenience of enrolling at many such institutions offering online reservation systems, and provides instant online confirmation. The service started in mid-June 2008.
- Expanded Service Channels
  - We opened 16 new branches, increasing our total to 626 branches as of the end of the second quarter of 2008.
  - We added two more foreign exchange booths, putting the nationwide total at 74.
  - As part of our electronic banking service network expansion, the number of K-ATM, K-CDM (Cash Deposit Machines) and K-PUM (Passbook Update Machines) was increased by 535 units, 45 units and 19 units, to a total of 4,450 units, 583 units and 670 units, respectively.
  - We introduced a facility for K-Cyber Banking members to add their own account at any KASIKORNBANK branch, starting from April 16, 2008, in addition to the existing account adding by fax or postal channels. Enhanced security was also

provided to customers using a One-Time Password (OTP) via e-mail, together with system upgrades to ensure increased stability and capacity to cope with the rising number of users.

- To ensure greater convenience for customers, we increased the number of participating merchants who accept bill payments via our K-mBanking service.
- We made new developments to our K-Payment Gateway, permitting merchants to search for more detailed transaction information, and strengthened our Authorization Backup system to handle online processing in case of temporary system shutdown. The K-Payment Gateway Clinic continued to provide expert advice on online payment systems on a monthly basis.
- We have also improved our "ATM SIM" service for increased accessibility and greater efficiency to handle the rapid increase in the service's use since its introduction in the first quarter of 2008.
- We opened 75 additional K-WePlan Centers, increasing the nationwide total to 107 at the end of the second quarter of 2008, to ensure greater service delivery to our customers. We also plan to improve our sales and service staff as professional financial advisors.

Due to our tireless efforts in business operations, the Bank received overwhelmingly positive votes, beyond even our target, in a survey on customer satisfaction regarding the Bank's products and services, conducted in the second quarter of 2008. 'Best Retail Bank 2008' also went to KASIKORNBANK in recognition of our accomplishment in the offering of services under the concept, "Simplify your life with KGroup Innovation", as we had the largest number of visitors and won the 'Most Attractive Booth' award at the $8^{th}$ Money Expo 2008, May 8-11, 2008, at the Queen Sirikit National Convention Center in Bangkok.

## ❑ Financial Position

The Bank's retail business loan position and deposits – classified by product group, as of June 30, 2008, as well as compared to the end of March 2008 and the end of 2007 – are shown in the following table:

- Loans

Retail Business Loans Classified by Product Group

(Units: Million Baht)

| | Percent of Total Retail Business Loans | Jun. 30, 2008 | Mar. 31, 2008 | Change | | Dec. 31, 2007 | Change | |
|---|---|---|---|---|---|---|---|---|
| | | | | Million Baht | Percent | | Million Baht | Percent |
| **Retail Business Loans** | 100.00 | 126,780 | 118,545 | 8,235 | 6.95 | 115,475 | 11,305 | 9.79 |
| Housing Loans | 80.23 | 101,713 | 94,925 | 6,788 | 7.15 | 92,289 | 9,424 | 10.21 |
| Credit Card Loans | 13.77 | 17,458 | 16,702 | 756 | 4.52 | 16,759 | 699 | 4.17 |
| Consumer Loans | 6.00 | 7,609 | 6,918 | 691 | 9.98 | 6,427 | 1,182 | 18.39 |

As of June 30, 2008, the retail business loans under the supervision of the Retail Business Division totaled Baht 126,780 million, increasing by Baht 8,235 million, or 6.95 percent, over the end of March 2008, as well as rising by Baht 11,305 million, or 9.79 percent, over the end of 2007. Housing loans showed the largest amount of gain overall, with their market share increasing to 80.23 percent. In terms of over-quarter percent change, consumer loans recorded the strongest growth, at 9.98 percent.

- Deposit Products

Proportion of Deposits Classified by Product Group

(Under the Retail Business Division)

(Units: Million Baht)

| | Percent of Total Deposits | Jun. 30, 2008 | Mar. 31, 2008 | Change | | Dec. 31, 2007 | Change | |
|---|---|---|---|---|---|---|---|---|
| | | | | Million Baht | Percent | | Million Baht | Percent |
| **Total Deposits** | 100.00 | 651,085 | 654,409 | (3,324) | (0.51) | 617,926 | 33,159 | 5.37 |
| Current Accounts | 2.02 | 13,154 | 13,356 | (202) | (1.52) | 12,607 | 547 | 4.33 |
| Savings Accounts | 43.56 | 283,591 | 286,727 | (3,136) | (1.09) | 291,887 | (8,296) | (2.84) |
| Fixed-Term Deposit Accounts | 54.42 | 354,340 | 354,326 | 14 | 0.00 | 313,432 | 40,908 | 13.05 |

As of June 30, 2008, the Retail Business Division's total deposits amounted to Baht 651,085 million, falling by Baht 3,324 million, or 0.51 percent, from the end of March 2008. This was partly attributable to intensified competition among commercial banks, as well as increased investments of depositors in KASIKORNBANKGROUP's mutual funds and bills of exchange (B/E). However, the Retail Business Division's total deposits rose by Baht 33,159 million, or 5.37 percent, over the end of 2007. The increase mainly came from fixed-term deposits, following the Bank's continual offering of varied deposit products to meet the needs of customers.

## 3.4 Capital Markets Business Operations

### ❑ Changes in the Operating Environment

In the second quarter of 2008, the domestic debenture market was hurt by concerns about inflation as the Headline CPI averaged at 7.5 percent for the quarter, up from 5.0 percent in the first quarter, due to higher oil and other commodity prices. This rising inflationary pressure caused investors to upwardly revise their outlook on domestic interest rates. However, worries about the U.S. credit turmoil got a breather following the U.S. Federal Reserve's cut in the benchmark Fed Funds Rate to 2.00 percent.

While the Bank of Thailand's policy rate was held at 3.25 percent, the Thai government bond yield curve had steepened since March due to heightened concerns about inflation. In particular, market expectation of imminent rate hikes by the Bank of Thailand's Monetary Policy Committee had caused the yields of short-term bonds to rise at a faster pace than those of longer maturity. For example, the gap between the Thai government 10- and 2-year yields narrowed to 1.17 percent at the end of the second quarter of 2008, down from 1.52 percent at the end of the first quarter.

For the foreign exchange market, the Baht weakened against the U.S. Dollar during the second quarter of 2008. The Baht's depreciation was due to Thailand's deteriorating external balance as a result of rising imports, especially oil. Meanwhile, the greenback received a boost from investors' views that the U.S. economic turmoil might not be as bad as initially feared. The Baht's plight was in tandem with other regional currencies, which also came under pressure from their rising inflation and weakening external balance.

### ❑ Business Operations in the Second Quarter of 2008

Despite rising interest rates, amid high inflation and a significant increase in the supply of foreign corporate debentures being offered for sale in Thailand, KASIKORNBANK's corporate finance service continued to record healthy growth, particularly in providing funding arrangements for corporate customers via debentures and bills of exchange (B/E), and in advisory services for fund raising and financial structures for clients. In addition, we continued to focus on debenture trading in the secondary market, providing liquidity for both issuers and investors in the bond market. Achieving continuous development in our innovative services for better customer service, KASIKORNBANK won the 'Best Investment Bank' award in the second quarter of 2008, from the Country Awards for Achievement 2008 Project, organized by *FinanceAsia* magazine; and the 'Best Bond House' award from *Alpha South East Asia* magazine.

As for foreign exchange and interest rate risk management products, KASIKORNBANK earned appreciable fee income from foreign exchange risk management. With the weaker Baht, most importers, under settlement contracts in the next few months, were increasingly in need of foreign

exchange risk management instruments, while those under longer settlement contracts were convinced that the Baht would bounce back at year-end. Our foreign exchange risk management products were also becoming more popular among exporters, especially our forward contracts and FX options.

Amid a cycle of rising interest rates with inflation reaching daunting levels worldwide as a result of high oil prices, customers with bank debt obligations were turning toward interest rate swaps as a means of easing the impact of interest rate volatility expected in the near-term. At the same time, asset management companies dealing in mutual funds carrying South Korean government bonds were entering into cross currency swap agreements to manage foreign exchange risk and realize gains on the interest rate trend. Aside from this, numerous customers have begun to show an interest in our new range of risk management tools to protect against volatility in prices of commodities such as oil, copper and soybeans.

## 3.5 Treasury Operations

### ❑ Changes in the Operating Environment

During the second quarter of 2008, even though the Bank of Thailand's Monetary Policy Committee (MPC) maintained their key policy rate at 3.25 percent amid rising inflation due to high oil and other commodity prices, it is expected that the MPC may decide to raise their key policy rate during the second half of 2008 in order to maintain the financial stability in accordance with the inflation-targeting framework. Due to the tighter market liquidity amid increased competition among commercial banks in deposit mobilization while lending outlook remained positive, most banks decided to raise their deposit and loan interest rates last June. They may increase these rates again if the MPC policy rate is raised during the second half of 2008.

As for the U.S. policy rate, the Federal Reserve saw fit to reduce their rate 0.25 percent to 2.00 percent at their meeting April 29-30, 2008, but thereafter decided to maintain that rate at their meeting on June 24-25, 2008. Despite the fact that the risk of a severe global economic slowdown, particularly in the U.S., has somewhat subsided, it is thought that it will take some time for U.S. authorities to solve the problems at U.S. financial institutions and restore the system to normality. Also, due to the imminent inflationary pressure, it is widely thought that the downward cycle of U.S. interest rates has already reached an end, while the Federal Reserve may eventually lean toward a tighter interest rate policy, especially if the U.S. economy begins to show clearer signs of recovery.

### ❑ Business Operations in the Second Quarter of 2008

In an environment where financial markets are highly volatile and credit-related risks remain a concern, the Bank has continued to adjust our investment policies and liquidity management to a

more cautious stance by concentrating on investments in low-risk and highly-liquid government bonds, as well as reducing our investment durations to avoid risks occurred from rising inflation.

## ❑ Financial Position

For the second quarter of 2008, the total investments of the Central Treasury Department averaged Baht 163,513 million, increasing from Baht 158,848 million, or up 2.94 percent, compared to the first quarter of 2008. Investments in money and capital markets constituted shares of 31.41 and 68.59 percent of total investments, respectively.

Central Treasury Department's Income

(Units: Million Baht)

| Type of Transaction | Percent of Total Income | Q2-2008 | Q1-2008 | Change | |
|---|---|---|---|---|---|
| | | | | Million Baht | Percent |
| Interest and Dividend Income * | | | | | |
| Interbank and money market items ** | 28.05 | 419 | 547 | (128) | (23.42) |
| Investments | 71.95 | 1,075 | 913 | 162 | 17.75 |
| Total | 100.00 | 1,495 | 1,461 | 34 | 2.32 |

Note: * The figures above are managerial figures.

** Including loans.

In the second quarter of 2008, the Central Treasury Department earned total interest and dividend income of Baht 1,495 million, rising by Baht 34 million, or 2.32 percent, over the first quarter of 2008, due to the continual interest rate increase.

# 4. Risk Management and Risk Factors[1]

## 4.1 Credit Risk Management

- Outstanding Loans

As of June 30, 2008, the Bank's consolidated outstanding loans stood at Baht 844,342 million, increasing by Baht 44,446 million, or 5.56 percent, over Baht 799,896 million at the end of March 2008.

As of June 30, 2008, 61.51 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 42,012 million, or 4.99 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 531,672 million, or 63.18 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 36.82 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 60.50 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio – Profile



Less than 20 MB
Over 20 MB
Credit Amount
As of June 30, 2008
38.49
61.51
As of March 31, 2008
38.82
61.18
Business entities
Individual
Type of Customer
As of June 30, 2008
63.18
36.82
As of March 31, 2008
62.70
37.30
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of June 30, 2008
60.50
39.50
As of March 31, 2008
60.27
39.73
0
20%
40%
60%
80%
100%


[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2007.

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of June and March 2008, is depicted in the following:

The Bank's Consolidated Lending Portfolio

(including Accrued Interest Receivables)

As of June 30, 2008


Others
9.34%
Agricultural & Mining
3.14%
Housing Loans
12.47%
Utilities & Services
8.38%
Real Estate &
Construction
6.39%
Manufacturing & Commerce
60.28%

As of March 31, 2008


Others
9.69%
Agricultural & Mining
3.09%
Housing Loans
12.28%
Utilities & Services
8.43%
Real Estate &
Construction
6.26%
Manufacturing & Commerce
60.25%

- Non-performing Loans

As of June 30, 2008, the Bank's consolidated NPLs stood at Baht 36,527 million, equal to 4.18 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 33,503 million, accounting for 3.84 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter decrease. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

| Quarter Ending | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|
| The Bank's consolidated NPLs | 36,527 | 39,641 |
| Percent of total outstanding credit, including that of financial institutions | 4.18 | 4.46 |
| The Bank-only NPLs | 33,503 | 36,427 |
| Percent of total outstanding credit, including that of financial institutions | 3.84 | 4.11 |

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of June 30, 2008, the Bank's consolidated net NPLs stood at Baht 18,542 million, equal to 2.16 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 16,474 million, accounting for 1.92 percent of the total outstanding credit, including that of financial institutions, which represents an over-quarter decrease. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

| Quarter Ending | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|
| The Bank's consolidated net NPLs | 18,542 | 21,007 |
| Percent of total outstanding credit, including that of financial institutions | 2.16 | 2.42 |
| The Bank-only net NPLs | 16,474 | 18,819 |
| Percent of total outstanding credit, including that of financial institutions | 1.92 | 2.17 |

In the second quarter of 2008, the Bank and subsidiary companies entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 21,803 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 21,696 million. The details of debt restructuring and losses from debt restructuring as of the end of June 2008 and 2007 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

| Quarter Ending | Jun. 30, 2008 | Jun. 30, 2007 |
|---|---|---|
| Debt restructuring of the Bank and subsidiary companies | 21,803 | 13,203 |
| Losses from debt restructuring | 2,241 | 445 |
| Debt restructuring of the Bank only | 21,696 | 12,766 |
| Losses from debt restructuring | 2,236 | 410 |

- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of June 30, 2008, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 27,827 million. This amount was equivalent to 113.74 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 26,477 million, which was equivalent to 111.38 percent of the level required by the BOT.

- Foreclosed Properties

As of June 30, 2008, the Bank's consolidated foreclosed properties had a cost value of Baht 16,615 million, accounting for 1.51 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,756 million, accounting for 1.16 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,861 million, equivalent to 11.20 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,486 million, representing 11.65 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of June and March 2008, are shown below:

Foreclosed Properties

(Units: Million Baht)

| Quarter Ending | Jun. 30, 2008 | Mar. 31, 2008 |
|---|---|---|
| Consolidated foreclosed properties | 16,615 | 17,155 |
| Percent of total assets | 1.51 | 1.56 |
| Allowances for impairment of consolidated foreclosed properties | 1,861 | 1,964 |
| Percent of consolidated foreclosed properties | 11.20 | 11.45 |
| Bank-only foreclosed properties | 12,756 | 12,872 |
| Percent of total assets | 1.16 | 1.17 |
| Allowances for impairment of Bank-only foreclosed properties | 1,486 | 1,518 |
| Percent of Bank-only foreclosed properties | 11.65 | 11.79 |

- Phethai Asset Management Company Limited

As of June 30, 2008, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 71,761 million, or 96.96 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

| Quarter Ending | Jun. 30, 2008 | Mar. 31, 2008 | Dec. 31, 2007 | Sep. 30, 2007 | Jun. 30, 2007 |
|---|---|---|---|---|---|
| **Phethai Asset Management Company Limited** | | | | | |
| Cumulative loans resolved/restructured | 71,761 | 71,510 | 70,262 | 66,759 | 65,702 |
| Percent of the total initial unpaid principal balance | 96.96 | 96.62 | 94.93 | 90.20 | 88.77 |

## 4.2 Market and Liquidity Risk Management

Amid greater volatility in interest and exchange rates, due to the rise in default rates among non-performing loan customers in the U.S. and a perpetual increase in global crude oil prices, the

Bank has been monitoring market movements very closely, and has maintained market risks in accordance with the risk appetite. In the meantime, we have been able to maintain satisfactory returns from investments, and to effectively meet the needs of customers. These are our mainstay policies to ensure that our investment strategies can be adjusted appropriately, in time for future market changes.

Regarding liquidity risk management, in the second quarter of 2008, the Bank has been improving our liquidity risk management procedures, especially the early-warning system and stress tests in more varied dimensions. This is part of our preparation for any changes in depositor behavior following the establishment of the Deposit Protection Agency and the gradual decrease in deposit protection.

## 4.3 Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of June 30, 2008, the Bank's contingent obligations were Baht 106,446 million, compared to Baht 99,540 million at the end of March 2008.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of June 30, 2008, the Bank had foreign exchange contracts on the purchase side of Baht 387,486 million, with Baht 410,825 million on the sales side, compared to Baht 366,091 million and Baht 373,375 million, respectively, at the end of March 2008. In addition, the Bank had interest rate contracts on the purchase side of Baht 575,478 million, and Baht 581,730 million on the sales side, compared to Baht 493,420 million and Baht 488,397 million, respectively, at the end of March 2008.

- Risks Related to Capital Adequacy

As of June 30, 2008, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.34 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from

any change in the economic situation or BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

## 4.4 Preparations for the 'Basel II' Capital Accord

KASIKORNBANK's Basel II project has been implemented as planned. To ensure sound preparation, starting in 2008, the Bank has submitted parallel-run reports on capital using current criteria along with the Basel II report to the Bank of Thailand (BOT) on a quarterly basis for one-year in advance of full implementation effective by the end of 2008.

In addition, the Bank has representatives participating in a working team established by the Thai Bankers' Association in cooperation with the Bank of Thailand. This team has been an important channel for sharing information and experiences about Basel II preparations among commercial banks and the BOT, paving the way for a smooth transition to the new capital standards. Also, in the second quarter of 2008, the BOT had conducted assessment on the Basel II preparation of commercial banks before the official enforcement by the end of 2008. The assessment on KASIKORNBANK's credit risk capital and operational risk capital models was completed in April 2008.

## 5. Operations of Support Groups

### ❑ Building an Effective, Performance-Based Organization

During the second quarter of 2008, the Bank launched efforts to help relieve the economic burden of Bank employees in this time of a fast-rising overall cost of living. Moves included pay increases for every staff member who began employment before May 1, 2008, plus increased allowances for medical care and the educational expenses of their children, under agreements with the KASIKORNBANK Union and KASIKORNBANK Union Officers. In addition, the Bank introduced a number of new human resource management initiatives, such as:

- Recruitment: The Bank began the K-Internship Program by accepting applications from master's degree-candidate students with exceptional scholastic performance to understudy our Relationship Managers as "Assistant Relationship Managers" (ARMs). After selection, they are sent as interns to our business centers. This program serves not only to foster better relations with institutions of higher education, but also adds a resource to aid in the recruitment of promising young professionals who will soon be master's degree-qualified, already possessing the experience of handling the ARM role.
- Development of Leadership and Competency:
  - The Bank has also undertaken a Management Development Program (MDP) that we are operating in continuation from 2007, having the purpose of building employees' supervisory capabilities, such as skills in leading teams, plus giving them a better understanding of the overall KASIKORNBANKGROUP organization. The program curriculum follows our MDP Training Roadmap. This year, we have expanded the program to include supervisors at the section head level.
  - Specific to our Leadership Development Program, we have drafted an overall Individual Development Plan (IDP) that takes into account the many competencies required by our operations that we develop our personnel to work in, plus helping us to establish performance targets and operational guidelines, as well as timeframes for development and training to ensure that we improve operational efficiency in a manner consistent with our strategic goals.
  - We employ the 360 Degree feedback management tool to aid us in developing both core and leadership competencies in our supervisory-level personnel. The perspective taken is that of immediate surroundings, where the roles of supervisory personnel, staff members, peers and customers must be taken into consideration. In the second quarter of 2008, management personnel at the levels of Executive Vice President down to First

Vice President were appraised using the 360 Degree tool. In July, we will include section heads at the level of Vice President in this process.

- Employee Recognition Awards: We continue to formally recognize exemplary performance by KASIKORNBANK employees as an ongoing incentive. In the performance year 2007, these programs were expanded to include K Companies, while being divided into KASIKORNBANKGROUP and Division/K Companies, levels, which are summarized in the following:
  - Breakthrough Performance Awards
  - K Heroes – Stars of BSC
  - Star Awards
- Labor Relations: We have passed on our core expertise, understanding and suggestions for more efficient operations to KASIKORNBANKGROUP (KGroup) and A Support Service Providers to KASIKORNBANKGROUP (P Companies) to ensure operational uniformity and fairness in employee relations consistent with the Labor Protection Act, effective May 27, 2008.
- Internal Communications: We have opened a Hall of Fame to commemorate distinguished KASIKORNBANKGROUP employees who have received awards internally and externally honoring numerous areas of achievement. This instills a sense of pride in being a part of the KASIKORNBANKGROUP workforce and in our corporate success.

## ❑ IT Security Policy and Infrastructure

In the second quarter of 2008, as a result of the recent audit results of the IT security system, we have strengthened the data security control of our internal IT system (including the electronic banking channels), to build customers' assurance in the operational security of our IT systems, and the Bank's electronic banking facilities.

# 6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of the end of June 2008 are listed in the table below:

Details of Investments

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For the First Half of 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| Investment in Asset Management Company | | | | | | | |
| 1. PHETHAI ASSET MANAGEMENT CO., LTD.<br>Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205 | Bangkok | Services | 800,000,000 | 800,000,000 | 100.00 | Ordinary | 57,199,176 |
| Investment in KASIKORNBANKGROUP | | | | | | | |
| 1. KASIKORN RESEARCH CENTER CO.,LTD.<br>Tel. 0-2273-1144 Fax. 0-2270-1218 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | 3,317,039 |
| 2. KASIKORN ASSET MANAGEMENT CO.,LTD.<br>Tel. 0-2693-2300 Fax. 0-2693-2320 | Bangkok | Mutual Fund Management | 27,154,274 | 27,154,274 | 100.00 | Ordinary | 243,934,446 |
| 3. KASIKORN SECURITIES PUBLIC CO.,LTD.<br>Tel. 0-2696-0000 Fax. 0-2696-0099 | Bangkok | Securities | 60,000,000 | 59,995,762 | 99.99 | Ordinary | 35,009,679 |
| 4. KASIKORN FACTORING CO.,LTD.<br>Tel. 0-2290-2900 Fax. 0-2276-9710 | Bangkok | Factoring | 1,600,000 | 1,600,000 | 100.00 | Ordinary | 17,607,315 |
| 5. KASIKORN LEASING CO.,LTD.<br>Tel. 0-2696-9999 Fax. 0-2696-9988 | Bangkok | Leasing | 90,000,000 | 90,000,000 | 100.00 | Ordinary | 42,701,007 |
| Investment in Support Service Providers to KASIKORNBANKGROUP | | | | | | | |
| 1. PROGRESS GUNPAI CO., LTD.<br>Tel. 0-2273-3900 Fax. 0-2270-1262 | Bangkok | Services | 200,000 | 200,000 | 100.00 | Ordinary | 24,699,853 |
| 2. PROGRESS PLUS CO.,LTD.<br>Tel. 0-2225-2020 Fax. 0-2225-2021 | Bangkok | Services | 230,000 | 230,000 | 100.00 | Ordinary | 4,600,646 |
| 3. PROGRESS LAND AND BUILDINGS CO., LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889 | Bangkok | Real Estate Development | 7,516,000 | 7,516,000 | 100.00 | Ordinary | 1,270,474 |
| 4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | 2,569,717 |

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For the First Half of 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| Tel. 0-2273-3288-91 Fax. 0-2273-3292 | | | | | | | |
| 5. PROGRESS MANAGEMENT CO.,LTD.<br>Tel. 0-2275-1880 Fax. 0-2275-1889-91 | Bangkok | Services | 60,000 | 60,000 | 100.00 | Ordinary | 2,737,873 |
| 6. PROGRESS SOFTWARE CO.,LTD.<br>Tel. 0-2225-7900-1 Fax. 0-2225-5654-5 | Bangkok | Services | 100,000 | 100,000 | 100.00 | Ordinary | 32,550,531 |
| 7. PROGRESS STORAGE CO.,LTD.<br>Tel. 0-2273-3833 Fax. 0-2271-4784 | Bangkok | Services | 30,000 | 30,000 | 100.00 | Ordinary | 4,876,538 |
| 8. PROGRESS SERVICE CO.,LTD.<br>Tel. 0-2273-3293-4 Fax. 0-2273-3292 | Bangkok | Services | 20,000 | 20,000 | 100.00 | Ordinary | 7,119,150 |
| 9. PROGRESS H R CO.,LTD.<br>Tel. 0-2270-1070-6 Fax. 0-2270-1068-9 | Bangkok | Services | 10,000 | 10,000 | 100.00 | Ordinary | 4,089,598 |
| 10. PROGRESS SERVICE SUPPORT CO.,LTD.<br>Tel. 0-2470-5420 Fax. 0-2888-8882 | Bangkok | Services | 40,000 | 40,000 | 100.00 | Ordinary | 11,280,891 |
| 11. PROGRESS APPRAISAL CO.,LTD.<br>Tel. 0-2270-6900 Fax. 0-2278-5035 | Bangkok | Services | 5,000 | 5,000 | 100.00 | Ordinary | 13,162,517 |
| 12. PROGRESS COLLECTION CO., LTD.<br>Tel. - Fax. - | Bangkok | Services | 50,000 | 50,000 | 100.00 | Ordinary | (29,300) |
| 13. K-SME VENTURE CAPITAL CO.,LTD.<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Joint Venture | 20,000,000 | 20,000,000 | 100.00 | Ordinary | (930,059) |
| 14. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.**<br>Tel. 0-2693-2333 Fax. 0-2693-2323 | Bangkok | Venture Capital Management | 500,000 | 500,000 | 100.00 | Ordinary | (2,611,284) |
| **Investment in Associated Companies** | | | | | | | |
| 1. PROCESSING CENTER CO.,LTD.<br>Tel. 0-2237-6330-4 Fax. 0-2237-6340 | Bangkok | Services | 100,000 | 30,000 | 30.00 | Ordinary | 94,409,985 |
| 2. RURAL CAPITAL PARTNERS CO.,LTD.<br>Tel. 0-2318-3958 Fax. 0-2718-1850 | Bangkok | Joint Venture | 1,000,000 | 275,000 | 27.50 | Ordinary | 10,597 |
| 3. M GRAND HOTEL CO.,LTD. | Bangkok | Hotel | 100,000,000 | 20,000,000 | 20.00 | Ordinary | - |

| Company Name | Place | Type of Business | No. of Shares Issued | No. of Shares Held | Percentage Held (Percent) | Type of Shares | Operating Performance For the First Half of 2008* (Baht) |
|---|---|---|---|---|---|---|---|
| Tel. - Fax. - | | | | | | | |

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO., LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO., LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO., LTD.

www.kasikornbankgroup.com

K-Contact Center 0 2888 8888

# KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

## Interim Financial Statements

## For the Period Ended 30 June 2008

## and

## Audit and Review Reports of Certified Public Accountant

# AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of **KASIKORNBANK PUBLIC COMPANY LIMITED**

## AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated and the Bank-only balance sheets as at 30 June 2008 and 31 December 2007, and the related statements of income, changes in equity and cash flows for the six-month periods ended 30 June 2008 and 2007 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an audit opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial position as at 30 June 2008 and 31 December 2007 and the results of operations and cash flows for the six-month periods ended 30 June 2008 and 2007 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted accounting principles.

I draw your attention to Note 4 to the financial statements regarding the change in accounting policy for goodwill and negative goodwill arising from business combination.

## REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated and the Bank-only statements of income for the three-month periods ended 30 June 2008 and 2007 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw your attention to Note 4 to the financial statements regarding the change in accounting policy for goodwill and negative goodwill arising from business combination.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
21 August 2008

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2008 AND 31 DECEMBER 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| ASSETS | | | | | |
| Cash | | 20,502,059,273 | 18,050,910,229 | 20,500,152,295 | 18,050,394,496 |
| Interbank and money market items | 6 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 31,231,672,455 | 23,955,521,230 | 31,313,690,497 | 23,839,948,330 |
| Non-interest bearing | | 2,925,769,957 | 2,068,509,349 | 2,653,242,393 | 2,141,352,645 |
| Foreign items | | | | | |
| Interest bearing | | 5,675,256,871 | 31,758,252,444 | 5,675,256,871 | 31,758,252,444 |
| Non-interest bearing | | 554,664,293 | 941,653,023 | 549,965,917 | 941,653,023 |
| Total Interbank and Money Market Items - net | | 40,387,363,576 | 58,723,936,046 | 40,192,155,678 | 58,681,206,442 |
| Securities purchased under resale agreements | 7 | - | 10,700,000,000 | - | 10,700,000,000 |
| Investments | 8, 28 | | | | |
| Current investments - net | | 81,115,958,547 | 55,074,215,621 | 80,993,948,105 | 54,873,146,691 |
| Long-term investments - net | | 32,263,760,801 | 39,862,883,907 | 32,163,876,521 | 39,569,807,339 |
| Investments in subsidiaries and associated companies - net | | 192,292,676 | 588,881,492 | 9,362,176,919 | 9,357,459,219 |
| Total Investments - net | | 113,572,012,024 | 95,525,981,020 | 122,520,001,545 | 103,800,413,249 |
| Loans and accrued interest receivables | 9, 10 | | | | |
| Loans | | 844,341,771,961 | 762,504,956,478 | 841,524,119,699 | 761,304,679,205 |
| Accrued interest receivables | | 1,201,480,361 | 1,263,006,905 | 1,168,765,078 | 1,246,446,594 |
| Total Loans and Accrued Interest Receivables | | 845,543,252,322 | 763,767,963,383 | 842,692,884,777 | 762,551,125,799 |
| Less Allowance for doubtful accounts | 11 | (24,913,374,140) | (24,217,164,752) | (23,563,863,435) | (22,616,459,945) |
| Less Revaluation allowance for debt restructuring | 12 | (2,913,532,696) | (1,634,565,710) | (2,912,901,081) | (1,630,308,817) |
| Total Loans and Accrued Interest Receivables - net | | 817,716,345,486 | 737,916,232,921 | 816,216,120,261 | 738,304,357,037 |
| Properties foreclosed - net | 13 | 14,753,809,629 | 15,365,479,015 | 11,270,041,756 | 11,252,507,216 |
| Customers' liability under acceptances | | 635,346,070 | 1,461,617,321 | 635,346,070 | 1,461,617,321 |
| Premises and equipment - net | 15 | 27,551,810,815 | 24,533,966,976 | 26,701,062,649 | 23,982,109,592 |
| Intangible assets - net | 16 | 7,817,516,604 | 6,899,677,565 | 6,507,339,404 | 5,610,638,942 |
| Derivative revaluation | | 22,371,234,891 | 10,639,678,300 | 22,371,234,891 | 10,639,678,300 |
| Other assets - net | | 8,136,569,006 | 14,700,298,756 | 6,563,985,055 | 11,666,418,362 |
| Total Assets | | 1,073,444,067,374 | 994,517,778,149 | 1,073,477,439,604 | 994,149,340,957 |

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2008 AND 31 DECEMBER 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| Deposits | 17 | | | | |
| Deposits in baht | | 828,537,517,532 | 774,692,309,728 | 829,554,449,973 | 775,278,056,653 |
| Deposits in foreign currencies | | 8,591,981,794 | 9,129,597,621 | 8,591,981,794 | 9,129,597,621 |
| Total Deposits | | 837,129,499,326 | 783,821,907,349 | 838,146,431,767 | 784,407,654,274 |
| Interbank and money market items | 18 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 9,480,468,869 | 11,383,205,288 | 9,867,433,714 | 11,516,209,208 |
| Non-interest bearing | | 2,616,669,169 | 2,611,442,211 | 2,596,293,128 | 2,614,103,480 |
| Foreign items | | | | | |
| Interest bearing | | 1,009,269,316 | 131,673 | 1,009,269,316 | 131,673 |
| Non-interest bearing | | 286,642,029 | 190,267,593 | 286,642,029 | 190,267,593 |
| Total Interbank and Money Market Items | | 13,393,049,383 | 14,185,046,765 | 13,759,638,187 | 14,320,711,954 |
| Liabilities payable on demand | | 9,743,151,826 | 11,116,765,544 | 9,743,071,299 | 11,116,765,544 |
| Borrowings | | | | | |
| Short-term borrowings | 19 | 50,060,592,753 | 39,074,886,887 | 49,716,400,081 | 38,678,337,602 |
| Long-term borrowings | 20 | 19,777,957,124 | 19,024,904,223 | 19,777,957,124 | 19,024,904,223 |
| Total Borrowings | | 69,838,549,877 | 58,099,791,110 | 69,494,357,205 | 57,703,241,825 |
| Bank's liability under acceptances | | 635,346,071 | 1,461,617,321 | 635,346,070 | 1,461,617,321 |
| Derivative revaluation | | 18,299,518,339 | 6,593,620,276 | 18,299,518,339 | 6,593,620,276 |
| Other liabilities | | 18,904,617,177 | 19,243,695,278 | 18,140,721,020 | 18,410,592,161 |
| Total Liabilities | | 967,943,731,999 | 894,522,443,643 | 968,219,083,887 | 894,014,203,355 |

The accompanying notes are an integral part of these financial statements.

## BALANCE SHEETS

### AS AT 30 JUNE 2008 AND 31 DECEMBER 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Equity | | | | | |
| Share capital | 22 | | | | |
| Authorized share capital | | | | | |
| 3,048,614,697 ordinary shares, Baht 10 par value | | 30,486,146,970 | 30,486,146,970 | 30,486,146,970 | 30,486,146,970 |
| Issued and paid-up share capital | | | | | |
| 2,393,260,193 ordinary shares, Baht 10 par value | | 23,932,601,930 | - | 23,932,601,930 | - |
| 2,388,202,317 ordinary shares, Baht 10 par value | | - | 23,882,023,170 | - | 23,882,023,170 |
| Premium on ordinary shares | | 18,103,109,978 | 18,012,978,628 | 18,103,109,978 | 18,012,978,628 |
| Appraisal surplus on asset revaluation | 15 | 11,032,217,852 | 9,741,700,884 | 11,032,217,852 | 9,741,700,884 |
| Revaluation (deficit) surplus on investments | 8 | (531,852,671) | 568,261,240 | (534,116,603) | 567,324,250 |
| Retained earnings | | | | | |
| Appropriated | | | | | |
| Legal reserve | 24 | 2,920,000,000 | 2,920,000,000 | 2,920,000,000 | 2,920,000,000 |
| Unappropriated | | 50,044,205,123 | 44,870,320,954 | 49,804,542,560 | 45,011,110,670 |
| Total equity attributable to equity holders of the Bank | | 105,500,282,212 | 99,995,284,876 | 105,258,355,717 | 100,135,137,602 |
| Minority interests | | 53,163 | 49,630 | - | - |
| Total Equity | | 105,500,335,375 | 99,995,334,506 | 105,258,355,717 | 100,135,137,602 |
| Total Liabilities and Equity | | 1,073,444,067,374 | 994,517,778,149 | 1,073,477,439,604 | 994,149,340,957 |
| Off-balance sheet items - contingencies | 29 | | | | |
| Aval to bills and guarantees of loans | | 2,065,011,009 | 1,142,268,369 | 2,065,011,009 | 1,142,268,369 |
| Liability under unmatured import bills | | 5,685,278,353 | 5,674,257,724 | 5,685,278,353 | 5,674,257,724 |
| Letters of credit | | 29,352,235,537 | 20,496,880,543 | 29,352,235,537 | 20,496,880,543 |
| Other contingencies | | 2,166,353,182,009 | 1,703,175,812,080 | 2,166,076,107,485 | 1,702,844,824,803 |

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007 (UNAUDITED)

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| Interest and dividend income | | | | | |
| Loans | | 12,400,689,422 | 11,425,424,788 | 12,634,802,855 | 11,591,598,548 |
| Interbank and money market items | | 435,534,921 | 947,260,451 | 435,705,286 | 956,542,634 |
| Financial lease | | 442,737,574 | 263,523,333 | - | - |
| Investments | | 1,139,923,713 | 1,224,316,693 | 1,221,429,643 | 1,493,069,024 |
| Total Interest and Dividend Income | | 14,418,885,630 | 13,860,525,265 | 14,291,937,784 | 14,041,210,206 |
| Interest expense | | | | | |
| Deposits | | 3,361,960,712 | 4,392,243,092 | 3,363,528,788 | 4,407,155,261 |
| Interbank and money market items | | 66,228,995 | 51,375,536 | 67,010,320 | 55,769,818 |
| Short-term borrowings | | 300,225,090 | 97,897,493 | 305,419,102 | 101,589,537 |
| Long-term borrowings | | 251,374,110 | 253,536,323 | 251,374,110 | 253,536,323 |
| Total Interest Expense | | 3,979,788,907 | 4,795,052,444 | 3,987,332,320 | 4,818,050,939 |
| Net income from interest and dividends | | 10,439,096,723 | 9,065,472,821 | 10,304,605,464 | 9,223,159,267 |
| Bad debts and doubtful accounts | 26 | 361,335,099 | 1,001,506,228 | 283,914,318 | 1,006,142,040 |
| Loss on debt restructuring | 27 | 1,617,541,762 | 319,541,118 | 1,634,970,363 | 293,236,826 |
| Net income from interest and dividends after bad debts and doubtful accounts and loss on debt restructuring | | 8,460,219,862 | 7,744,425,475 | 8,385,720,783 | 7,923,780,401 |
| Non-interest income | | | | | |
| (Loss) gain on investments | 8 | (43,050,088) | 585,220,210 | (50,930,880) | 530,237,250 |
| Share of profit from investments on equity method | 8 | 13,876,698 | 37,409,883 | - | - |
| Fees and service income | | | | | |
| Acceptances, aval and guarantees | | 263,192,753 | 244,549,145 | 263,192,753 | 244,549,145 |
| Others | | 3,875,778,347 | 3,049,285,689 | 3,360,217,772 | 2,672,778,354 |
| Gain on exchanges | | 1,101,398,682 | 617,695,928 | 1,101,545,721 | 617,695,928 |
| Other income | | 168,905,091 | 230,977,922 | 179,590,361 | 181,678,967 |
| Total Non-interest Income | | 5,380,101,483 | 4,765,138,777 | 4,853,615,727 | 4,246,939,644 |
| Non-interest expenses | | | | | |
| Personnel expenses | | 2,984,020,225 | 2,270,491,906 | 2,473,830,914 | 2,111,701,250 |
| Premises and equipment expenses | 15 | 1,664,052,978 | 1,588,172,877 | 1,835,287,698 | 1,532,137,388 |
| Taxes and duties | | 526,133,763 | 607,990,142 | 514,191,030 | 594,833,798 |
| Fees and service expenses | | 980,145,654 | 769,487,693 | 921,312,412 | 740,771,084 |
| Directors' remuneration | | 42,374,565 | 35,678,538 | 40,874,565 | 34,178,538 |
| Contributions to Financial Institutions Development Fund | | 791,196,417 | 754,922,308 | 791,196,417 | 754,922,308 |
| Other expenses | | 1,236,164,335 | 1,027,855,722 | 1,339,612,400 | 961,050,651 |
| Total Non-interest Expenses | | 8,224,087,937 | 7,054,599,186 | 7,916,305,436 | 6,729,595,017 |
| Income before income tax | | 5,616,233,408 | 5,454,965,066 | 5,323,031,074 | 5,441,125,028 |
| Income tax expense | | 1,346,163,288 | 1,367,278,517 | 1,260,941,702 | 1,333,082,007 |
| Net income | | 4,270,070,120 | 4,087,686,549 | 4,062,089,372 | 4,108,043,021 |
| Net income attributable to: | | | | | |
| Equity holders of the Bank | | 4,270,067,784 | 4,087,682,337 | 4,062,089,372 | 4,108,043,021 |
| Minority interest | | 2,336 | 4,212 | - | - |
| Net income | | 4,270,070,120 | 4,087,686,549 | 4,062,089,372 | 4,108,043,021 |
| Basic earnings per share | 22 | 1.78 | 1.71 | 1.70 | 1.72 |
| Weighted average number of ordinary shares (shares) | 22 | 2,393,260,193 | 2,387,502,094 | 2,393,260,193 | 2,387,502,094 |

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| Interest and dividend income | | | | | |
| Loans | | 24,382,041,682 | 23,008,080,753 | 24,839,669,619 | 23,302,046,619 |
| Interbank and money market items | | 991,965,337 | 2,001,787,333 | 991,154,328 | 2,016,151,686 |
| Hire purchase and financial lease | | 848,640,199 | 478,048,479 | - | - |
| Investments | | 2,114,520,585 | 2,483,928,254 | 2,265,205,642 | 2,892,509,680 |
| Total Interest and Dividend Income | | 28,337,167,803 | 27,971,844,819 | 28,096,029,589 | 28,210,707,985 |
| Interest expense | | | | | |
| Deposits | | 6,493,339,850 | 9,195,646,281 | 6,494,720,364 | 9,221,401,003 |
| Interbank and money market items | | 125,642,879 | 113,688,061 | 126,961,389 | 122,994,669 |
| Short-term borrowings | | 558,777,192 | 263,779,986 | 568,885,306 | 272,794,514 |
| Long-term borrowings | | 500,676,276 | 509,823,047 | 500,676,276 | 509,823,047 |
| Total Interest Expense | | 7,678,436,197 | 10,082,937,375 | 7,691,243,335 | 10,127,013,233 |
| Net income from interest and dividends | | 20,658,731,606 | 17,888,907,444 | 20,404,786,254 | 18,083,694,752 |
| Bad debt and doubtful accounts | 26 | 1,851,210,955 | 1,930,411,577 | 1,795,397,382 | 1,963,011,162 |
| Loss on debt restructuring | 27 | 2,003,554,726 | 396,162,430 | 1,998,161,141 | 361,413,786 |
| Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring | | 16,803,965,925 | 15,562,333,437 | 16,611,227,731 | 15,759,269,804 |
| Non-interest income | | | | | |
| Gain on investments | 8 | 735,411,772 | 985,616,234 | 703,708,719 | 921,071,881 |
| Share of profit from investments on equity method | 8 | 28,047,293 | 74,338,001 | - | - |
| Fees and service income | | | | | |
| Acceptances, aval and guarantees | | 563,814,114 | 469,240,488 | 563,814,114 | 469,240,488 |
| Others | | 7,464,545,016 | 5,712,238,371 | 6,491,383,843 | 5,081,712,490 |
| Gain on exchanges | | 1,982,927,085 | 1,227,486,973 | 1,982,603,880 | 1,227,486,973 |
| Other income | | 366,160,270 | 501,329,650 | 360,059,590 | 359,035,208 |
| Total Non-interest Income | | 11,140,905,550 | 8,970,249,717 | 10,101,570,146 | 8,058,547,040 |
| Non-interest expenses | | | | | |
| Personnel expenses | | 5,872,075,487 | 4,385,196,200 | 4,879,749,840 | 4,075,560,755 |
| Premises and equipment expenses | 15 | 3,265,852,097 | 2,975,249,275 | 3,501,195,598 | 2,875,321,353 |
| Taxes and duties | | 1,067,646,080 | 1,202,893,666 | 1,044,149,179 | 1,176,566,785 |
| Fees and service expenses | | 1,981,835,846 | 1,425,876,293 | 1,897,630,501 | 1,371,164,225 |
| Directors' remuneration | | 56,533,343 | 49,550,941 | 53,533,343 | 46,550,941 |
| Contributions to Financial Institutions Development Fund | | 1,582,392,833 | 1,509,844,617 | 1,582,392,833 | 1,509,844,617 |
| Other expenses | | 2,074,379,204 | 2,001,567,589 | 2,268,532,952 | 1,849,615,896 |
| Total Non-interest Expenses | | 15,900,714,890 | 13,550,178,581 | 15,227,184,246 | 12,904,624,572 |
| Income before income tax | | 12,044,156,585 | 10,982,404,573 | 11,485,613,631 | 10,913,192,272 |
| Income tax expense | | 3,336,147,954 | 3,017,923,497 | 3,185,673,661 | 2,950,741,396 |
| Net income before minority interests | | 8,708,008,631 | 7,964,481,076 | 8,299,939,970 | 7,962,450,876 |
| Net income attributable to: | | | | | |
| Equity holders of the Bank | | 8,708,005,480 | 7,964,476,864 | 8,299,939,970 | 7,962,450,876 |
| Minority interest | | 3,151 | 4,212 | - | - |
| Net income | | 8,708,008,631 | 7,964,481,076 | 8,299,939,970 | 7,962,450,876 |
| Basic earnings per share | 22 | 3.64 | 3.34 | 3.47 | 3.34 |
| Weighted average number of ordinary shares (shares) | 22 | 2,392,982,288 | 2,386,811,149 | 2,392,982,288 | 2,386,811,149 |

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

Baht

| | Notes | Consolidated | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation (Deficit) Surplus on Investments | Retained Earnings: Appropriated Legal Reserve | Retained Earnings: Unappropriated | Total equity attributable to equity holders of the Bank | Minority Interests | Total |
| **Balance as of 31 December 2006** | | 23,821,477,330 | 17,903,743,235 | 9,883,084,524 | (156,538,489) | 2,160,000,000 | 34,626,532,765 | 88,238,299,365 | 19,159 | 88,238,318,524 |
| Appraisal surplus on asset revaluation | | - | - | (68,912,976) | - | - | 68,912,976 | - | - | - |
| Others | | - | - | (4,698,044) | - | - | 11,403,071 | 6,705,027 | - | 6,705,027 |
| Revaluation surplus on investments | | - | - | - | 1,396,979,482 | - | - | 1,396,979,482 | 26,510 | 1,397,005,992 |
| **Net gain (loss) not recognised in the statement of income** | | - | - | (73,611,020) | 1,396,979,482 | - | 80,316,047 | 1,403,684,509 | 26,510 | 1,403,711,019 |
| Ordinary shares | | 54,647,280 | - | - | - | - | - | 54,647,280 | - | 54,647,280 |
| Premium on ordinary shares | | - | 98,724,159 | - | - | - | - | 98,724,159 | - | 98,724,159 |
| Net income | | - | - | - | - | - | 7,964,476,864 | 7,964,476,864 | 4,212 | 7,964,481,076 |
| Dividend paid | 25 | - | - | - | - | - | (2,984,515,576) | (2,984,515,576) | - | (2,984,515,576) |
| **Ending balance as of 30 June 2007** | | 23,876,124,610 | 18,002,467,394 | 9,809,473,504 | 1,240,440,993 | 2,160,000,000 | 39,686,810,100 | 94,775,316,601 | 49,881 | 94,775,366,482 |
| **Beginning balance as of 31 December 2007** | | 23,882,023,170 | 18,012,978,628 | 9,741,700,884 | 568,261,240 | 2,920,000,000 | 44,870,320,954 | 99,995,284,876 | 49,630 | 99,995,334,506 |
| Appraisal surplus on asset revaluation | 15 | - | - | 1,290,516,968 | - | - | 83,382,210 | 1,373,899,178 | - | 1,373,899,178 |
| Others | | - | - | - | - | - | (27,613,231) | (27,613,231) | - | (27,613,231) |
| Revaluation deficit on investments | | - | - | - | (1,100,113,911) | - | - | (1,100,113,911) | - | (1,100,113,911) |
| **Net gain (loss) not recognised in the statement of income** | | - | - | 1,290,516,968 | (1,100,113,911) | - | 55,768,979 | 246,172,036 | - | 246,172,036 |
| Ordinary shares | | 50,578,760 | - | - | - | - | - | 50,578,760 | - | 50,578,760 |
| Premium on ordinary shares | | - | 90,131,350 | - | - | - | - | 90,131,350 | - | 90,131,350 |
| Legal reserve | | - | - | - | - | - | - | - | - | - |
| Net income | | - | - | - | - | - | 8,708,005,480 | 8,708,005,480 | 3,151 | 8,708,008,631 |
| Others | | - | - | - | - | - | - | - | 382 | 382 |
| Dividend paid | 25 | - | - | - | - | - | (3,589,890,290) | (3,589,890,290) | - | (3,589,890,290) |
| **Ending balance as of 30 June 2008** | | 23,932,601,930 | 18,103,109,978 | 11,032,217,852 | (531,852,671) | 2,920,000,000 | 50,044,205,123 | 105,500,282,212 | 53,163 | 105,500,335,375 |

The accompanying notes are an integral part of these financial statements.

## KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
## STATEMENTS OF CHANGES IN EQUITY
## FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

| | | Baht | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | The Bank | | | | | | |
| | Notes | Issued and Paid-up Share Capital | Premium on Share Capital | Appraisal Surplus on Asset Revaluation | Revaluation (Deficit) Surplus on Investments | Retained Earnings: Appropriated Legal Reserve | Retained Earnings: Unappropriated | Total |
| **Beginning balance as of 31 December 2006** | | 23,821,477,330 | 17,903,743,235 | 9,883,084,524 | ( 159,689,649) | 2,160,000,000 | 34,809,407,476 | 88,418,022,916 |
| Appraisal surplus on asset revaluation | | - | - | (68,912,976) | - | - | 68,912,976 | - |
| Others | | - | - | (4,698,044) | - | - | - | (4,698,044) |
| Revaluation surplus on investments | | - | - | - | 1,399,387,039 | - | - | 1,399,387,039 |
| **Net gain (loss) not recognised in the statement of income** | | - | - | (73,611,020) | 1,399,387,039 | - | 68,912,976 | 1,394,688,995 |
| Ordinary shares | | 54,647,280 | - | - | - | - | - | 54,647,280 |
| Premium on ordinary shares | | - | 98,724,159 | - | - | - | - | 98,724,159 |
| Net income | | - | - | - | - | - | 7,962,450,876 | 7,962,450,876 |
| Dividend paid | 25 | - | - | - | - | - | (2,984,515,576) | (2,984,515,576) |
| **Ending balance as of 30 June 2007** | | 23,876,124,610 | 18,002,467,394 | 9,809,473,504 | 1,239,697,390 | 2,160,000,000 | 39,856,255,752 | 94,944,018,650 |
| **Beginning balance as of 31 December 2007** | | 23,882,023,170 | 18,012,978,628 | 9,741,700,884 | 567,324,250 | 2,920,000,000 | 45,011,110,670 | 100,135,137,602 |
| Appraisal surplus on asset revaluation | 15 | - | - | 1,290,516,968 | - | - | 83,382,210 | 1,373,899,193 |
| Revaluation deficit on investments | | - | - | - | (1,101,440,853) | - | - | (1,101,440,853) |
| **Net gain (loss) not recognised in the statement of income** | | - | - | 1,290,516,968 | (1,101,440,853) | - | 83,382,210 | 272,458,340 |
| Ordinary shares | | 50,578,760 | - | - | - | - | - | 50,578,760 |
| Premium on ordinary shares | | - | 90,131,350 | - | - | - | - | 90,131,350 |
| Net income | | - | - | - | - | - | 8,299,939,970 | 8,299,939,970 |
| Dividend paid | 25 | - | - | - | - | - | (3,589,890,290) | (3,589,890,290) |
| **Ending balance as of 30 June 2008** | | 23,932,601,930 | 18,103,109,978 | 11,032,217,852 | (534,116,603) | 2,920,000,000 | 49,804,542,560 | 105,258,355,732 |

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Net income | | 8,708,008,631 | 7,964,481,076 | 8,299,939,970 | 7,962,450,876 |
| Add(Less) Adjustments to reconcile net income to net cash from operating activities | | | | | |
| Depreciation and amortization | | 1,476,840,673 | 943,129,567 | 1,191,533,566 | 889,172,580 |
| Bad debts and doubtful accounts | | 1,851,210,955 | 1,930,411,577 | 1,795,397,382 | 1,963,011,162 |
| Loss on debt restructuring | | 2,003,554,726 | 396,162,430 | 1,998,161,141 | 361,413,786 |
| Interest income from amortization of revaluation allowance for debt restructuring | | (49,777,389) | (93,558,914) | (47,932,265) | (71,999,431) |
| Gain on foreign exchange translation of long-term borrowings | | (47,419,148) | (299,370,953) | (47,419,148) | (299,370,953) |
| Loss (gain) on revaluation of investments | | 36,025,703 | (16,627,850) | 36,025,703 | (16,627,850) |
| Reversal of loss on impairment of investments in securities | | (447,685,151) | (86,035,651) | (446,921,727) | (84,878,157) |
| Amortization of goodwill | | - | 71,804,546 | - | - |
| Gain on disposal of securities for investment | | (276,637,974) | (613,325,428) | (247,636,215) | (594,500,628) |
| (Discount) premium amortization on debt instruments | | (815,998,131) | 132,825,847 | (815,855,377) | 137,491,178 |
| Loss on impairment of investments in receivables | | 19,091,659 | 116,237,500 | - | 81,058,752 |
| Loss on impairment of foreclosed properties | | 220,050,655 | 241,569,508 | 205,716,462 | 203,919,738 |
| Reversal of loss on impairment of other assets | | (42,911,910) | (4,067,460) | (42,446,257) | (3,718,258) |
| Loss from a capital reduction in a subsidiary | | - | - | - | 43,140,000 |
| Loss from sale of loans | | 46,652,367 | - | 46,652,367 | - |
| Gain on disposal of premises and equipment | | (715,003) | (8,608,332) | (649,007) | (2,012,850) |
| Reversal of loss on impaiment of premises and equipment | | (102,522,057) | - | (102,522,057) | - |
| Loss on transfer of financial assets | | - | 23,242,981 | - | - |
| Share of profit from investments on equity method | | (28,047,293) | (74,338,001) | - | - |
| Dividend income from associated companies | | 9,450,000 | 48,785,000 | - | - |
| Effect from full consolidation | 1, 8 | 426,701,786 | - | - | - |
| Amortization of discount on promissory note receivables | | (11,487,981) | - | (4,984,457) | - |
| Amortization of discount on debentures | | 1,622,920 | 1,757,172 | 1,622,920 | 1,757,172 |
| Decrease in other accrued expenses | | (1,392,491,463) | (824,551,771) | (1,026,782,890) | (778,781,537) |
| Increase in other reserves | | 79,397,634 | 186,475,406 | 79,397,634 | 186,475,406 |
| | | 11,662,914,209 | 10,036,398,250 | 10,871,297,745 | 9,978,000,986 |
| Net income from interest and dividends | | (20,658,731,606) | (17,888,907,444) | (20,404,786,254) | (18,083,694,752) |
| Income tax expense | | 3,336,147,954 | 3,017,923,497 | 3,185,673,661 | 2,950,741,396 |
| Proceeds from interest and dividends | | 29,104,185,359 | 28,067,637,913 | 28,701,749,435 | 28,340,270,357 |
| Interest paid | | (8,120,786,238) | (10,129,773,041) | (8,127,911,391) | (10,177,695,844) |
| Income tax paid | | (3,446,328,405) | (1,270,937,364) | (3,324,690,733) | (1,194,544,654) |
| Net income from operations before changes in operating assets and liabilities | | 11,877,401,273 | 11,832,341,811 | 10,901,332,463 | 11,813,077,489 |
| (Increase) decrease in operating assets | | | | | |
| Interbank and money market items (assets) | | 18,025,739,845 | (23,057,280,587) | 18,178,218,138 | (23,079,313,343) |
| Securities purchased under resale agreements | | 10,700,000,000 | 16,200,000,000 | 10,700,000,000 | 16,200,000,000 |
| Investment for trading | | 547,407,168 | (5,174,674,625) | 547,407,168 | (5,159,177,589) |
| Loans | | (85,314,894,513) | (29,507,118,068) | (83,233,108,391) | (28,727,520,661) |
| Properties foreclosed | | 2,044,585,597 | 2,353,670,771 | 1,278,767,513 | 1,504,160,488 |

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

| | | Baht | | | |
|---|---|---|---|---|---|
| | | Consolidated | | The Bank | |
| | Notes | 2008 | 2007 | 2008 | 2007 |
| Other assets | | (5,508,812,581) | (1,526,530,517) | (6,807,619,836) | (886,970,321) |
| Increase (decrease) in operating liabilities | | | | | |
| Deposits | | 53,307,591,977 | 13,243,736,787 | 53,738,777,493 | 12,653,960,300 |
| Interbank and money market items (liabilities) | | (791,997,382) | (1,911,032,371) | (561,073,767) | (1,936,169,076) |
| Liabilities payable on demand | | (1,373,613,718) | 2,088,112,449 | (1,373,694,245) | 2,088,112,449 |
| Short-term borrowings | | 10,985,705,866 | 7,248,755,822 | 11,038,062,479 | 7,127,324,000 |
| Other liabilities | | 13,193,572,468 | (1,630,805,501) | 12,963,510,582 | (1,898,215,364) |
| Net Cash Provided by (Used in) Operating Activities | | 27,692,686,000 | (9,840,824,029) | 27,370,579,597 | (10,300,731,628) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Proceeds from disposal of available-for-sale investments | | 43,764,671,890 | 42,062,836,420 | 43,709,028,431 | 42,046,083,636 |
| Proceeds from redemption of held-to-maturity debt instruments | | 1,620,322,927 | 3,930,898,692 | 1,440,322,975 | 3,765,898,692 |
| Proceeds from disposal of general investments | | 598,680,949 | 294,653,018 | 596,922,864 | 281,374,069 |
| Proceeds from collection of investments in receivables | | 239,326,652 | 28,088,596 | 10,363,952 | 16,378,036 |
| Proceeds from a capital reduction in a subsidiary | | - | - | - | 440,000,000 |
| Purchase of available-for-sale investments | | (64,643,463,258) | (29,310,676,594) | (64,487,891,533) | (29,300,676,594) |
| Purchase of held-to-maturity debt instruments | | (201,198,000) | (298,303,586) | (201,198,000) | (298,303,585) |
| Purchase of general investments | | (31,654,317) | (905,525) | (6,654,317) | (905,525) |
| Proceeds from disposal of premises and equipment | | 788,847 | 9,624,063 | 650,567 | 2,766,063 |
| Purchase of premises and equipment | | (2,544,594,445) | (1,567,914,233) | (1,997,149,004) | (1,349,501,314) |
| Purchase of intangible assets | | (1,394,087,150) | (1,271,878,867) | (1,334,886,682) | (1,267,169,865) |
| Net Cash (Used in) Provided by Investing Activities | | (22,591,205,905) | 13,876,421,984 | (22,270,490,747) | 14,335,943,613 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Increase in long-term borrowings | | 798,849,129 | 52,611,183 | 798,849,129 | 52,611,183 |
| Increase in share capital | | 50,578,760 | 54,647,280 | 50,578,760 | 54,647,280 |
| Increase in premium on share capital | | 90,131,350 | 98,724,159 | 90,131,350 | 98,724,159 |
| Payment of dividends | 25 | (3,589,890,290) | (2,984,515,576) | (3,589,890,290) | (2,984,515,576) |
| Net Cash Used in Financing Activities | | (2,650,331,051) | (2,778,532,954) | (2,650,331,051) | (2,778,532,954) |
| Net increase in cash and cash equivalents | | 2,451,149,044 | 1,257,065,001 | 2,449,757,799 | 1,256,679,031 |
| Cash and cash equivalents at the beginning of the period | 5 | 18,050,910,229 | 18,410,830,013 | 18,050,394,496 | 18,410,306,404 |
| Cash and cash equivalents at the end of the period | 5 | 20,502,059,273 | 19,667,895,014 | 20,500,152,295 | 19,666,985,435 |

The accompanying notes are an integral part of these financial statements.

| Note | Contents | Page |
|---|---|---|

These notes form an integral part of the financial statements.

## 1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 30 June 2008 and 31 December 2007, the Bank had a total staff of 12,887 and 12,320 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

| | % Shareholding of the Bank Directly and Indirectly | | |
|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2007 |
| Phethai Asset Management Co., Ltd. ("Phethai-AMC") | 100.00 | 100.00 | 100.00 |
| Kasikorn Research Center Co., Ltd. ("KResearch") | 100.00 | 100.00 | 100.00 |
| Kasikorn Asset Management Co., Ltd. ("KAsset") | 100.00 | 100.00 | 100.00 |
| Kasikorn Securities Public Co., Ltd. ("KSecurities") | 99.99 | 99.99 | 99.99 |
| Kasikorn Factoring Co., Ltd. ("KFactoring") | 100.00 | 100.00 | 100.00 |
| Kasikorn Leasing Co., Ltd. ("KLeasing") | 100.00 | 100.00 | 100.00 |
| Progress Land and Buildings Co., Ltd. ("PLB") | 100.00 | 100.00 | 100.00 |
| KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") * | 100.00 | 100.00 | 100.00 |
| K-SME Venture Capital Co., Ltd. ("K-SME") | 100.00 | 100.00 | 100.00 |
| Progress Gunpai Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Plus Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Facilities Management Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Management Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Software Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Storage Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Service Support Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Service Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress HR Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Appraisal Co., Ltd. | 100.00 | 100.00 | 100.00 |
| Progress Collection Co., Ltd. | 100.00 | - | - |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand and was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/6 Muang Thai-Phatra Tower 1, Floor 30 - 32, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which was registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which was registered in the Kingdom of Thailand on 12 October 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is venture capital.

Progress Gunpai Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are to provide transportation service of cash and valuable assets to Bank, including cash count service, packing and change of cash to Automatic Teller Machine.

Progress Plus Company Limited is a company which was registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Facilities Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Management Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Software Company Limited is a company which was registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing program computer, training usage of program computer and computer.

Progress Storage Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loan.

Progress Service Support Company Limited is a company which was registered in the Kingdom of Thailand and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Bangkok. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Service Company Limited is a company which was registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers, security guards, cleaners and other related services for the Bank and related parties.

Progress HR Company Limited is a company which was registered in the Kingdom of Thailand and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsource employees services to the Bank and related parties.

Progress Appraisal Company Limited is a company which was registered in the Kingdom of Thailand and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise the assets.

Progress Collection Company Limited is a company which was registered in the Kingdom of Thailand on 20 March 2008, and is located at 1 Kasikornbank Building, Soi Kasikornthai, Ratburana Road, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2007 and for the year ended 31 December 2007 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2008 include all financial statements of the Bank's subsidiaries. (See impact of full consolidation in note 8)

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

## 2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and the Bank only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No. 41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

## 3 USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant impact are as of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements are described in note 4 significant accounting policies and in the following notes:

| | | |
|---|---|---|
| Note | 8 | Investments |
| | 10 | Troubled debt restructuring |
| | 11 | Allowance for doubtful accounts |
| | 12 | Revaluation allowance for debt restructuring |
| | 13 | Properties foreclosed |
| | 15 | Premises and equipment |
| | 16 | Intangible assets |
| | 19 | Short-term borrowings |
| | 20 | Long-term borrowings |
| | 26 | Bad debt and doubtful accounts (reversal) |
| | 27 | Loss on debt restructuring |
| | 29 | Contingencies |
| | 32 | Commitments |
| | 35 | Financial instruments |

## 4 SIGNIFICANT ACCOUNTING POLICIES

### 4.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

*Subsidiaries*

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

*Associates*

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

*Business combinations*

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

### 4.2 New and revised Thai Accounting Standards

In 2008, the Bank and its subsidiaries adopted the following new and revised Thai Accounting Standards (TAS) which are relevant to their operations:

| | |
|---|---|
| TAS 25 (revised 2007) | *Cash Flow Statements* |
| TAS 29 (revised 2007) | *Leases* |
| TAS 35 (revised 2007) | *Presentation of Financial Statements* |
| TAS 39 (revised 2007) | *Accounting Policies, Changes in Accounting Estimates and Errors* |
| TAS 41 (revised 2007) | *Interim Financial Reporting* |
| TAS 43 (revised 2007) | *Business Combinations* |
| TAS 51 | *Intangible Assets* |

The adoption of these new and revised TAS does not how any material impact on the consolidated and the Bank–only financial statements, except for the change in accounting policy discussed in Note 4.3 to the interim financial statements in respect of goodwill and negative goodwill arising from business combination.

**4.3 Change in accounting policy**

The following change of accounting policy by the Bank and subsidiaries has no effect on the Bank only financial statements.

Until 31 December 2007, the Bank and subsidiaries accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortisation was charged to the statement of income over the estimated useful life of 10 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "Impairment of Assets".

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognised immediately in profit or loss. Transitional provisions shall be applied to any negative goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to derecognise such negative goodwill at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

The Bank and subsidiaries has, accordingly, changed its accounting policy for goodwill and negative goodwill as discussed above. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the consolidated financial statements for the three-month and six-month periods ended 30 June 2008 is to reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 35.9 million and Baht 71.8 million, respectively, with a corresponding increase in reported profit for the period. Management has determined that there is no impairment in the carrying value of goodwill as at 30 June 2008.

### 4.4 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

### 4.5 Investments

*Investments in subsidiaries and associates*

Investments in subsidiaries and associates in the Bank only financial statements are accounted for using the cost method.

*Investments in other debt and equity securities*

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as of the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

*Disposal of investments*

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

## 4.6 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

## 4.7 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

### 4.8 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

### 4.9 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

### 4.10 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- **Revalued assets** (See note 15 for revaluations performed during the current period.)

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- **Leased assets**

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

- **Subsequent expenditure**

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- **Depreciation**

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 50 years |
| Equipment | 5-15 years |

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

### 4.11 Intangible assets

- **Goodwill** (See change in accounting policy disclosure in Note 4.3)

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

For the financial statements whose period begins before 1 January 2008, goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

For the financial statements whose period begins on or after 1 January 2008:

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arose from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill and negative goodwill presented in the financial statements whose periods begin before 1 January 2008 and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

| | |
|---|---|
| Goodwill presented in the financial statements whose period begins before 1 January 2008 | 10 years |
| Leasehold rights | Over the lease periods |
| Software licenses | 5-15 years |
| Deferred underwriting license fee and deferred stock exchange membership fee | 5 years |

### 4.12 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

**4.13 Interest-bearing liabilities**

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

**4.14 Provisions**

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

**4.15 Derivatives**

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Deposit and borrowing transactions with embedded derivatives

The Bank's management approach relating to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivatives (structured notes) are consistent with those of International Accounting Standard No. 39 and the BoT notification titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives:, dated 16 November 2007 which requires commercial banks to apply IAS 39 to structured note products.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

## 4.16 Employee benefits

**- Staff retirement benefits**

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

**- Provident fund**

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

### 4.17 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three-months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

### 4.18 Recognition of interest expense

Interest expense is recognized on an accrual basis.

### 4.19 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

### 4.20 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

### 4.21 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

## 5 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in shareholders' equity for the six-month periods ended 30 June as follows:

| | (Million Baht) | |
|---|---|---|
| | Consolidated | |
| | 2008 | 2007 |
| Revaluation (deficit) surplus on investments | (1,100) | 1,397 |

| | The Bank | |
|---|---|---|
| | 2008 | 2007 |
| Revaluation (deficit) surplus on investments | (1,101) | 1,399 |

For the six-month periods ended 30 June 2008 and 2007, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 83 million and Baht 69 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation. See note 15 for revaluations performed during the current period.

For the six-month periods ended 30 June 2008 and 2007, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 742 million and Baht 481 milion, respectively, on a consolidated basis, and Baht 728 million and Baht 429 million, respectively, for the Bank only.

## 6 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 1,982 | 28,000 | 29,982 | 1,925 | 23,000 | 24,925 |
| Commercial banks | 1,314 | 2,660 | 3,974 | 859 | 40 | 899 |
| Other banks | - | - | - | - | - | - |
| Finance, securities and credit foncier companies | 200 | - | 200 | 200 | - | 200 |
| Other financial institutions | - | - | - | - | - | - |
| Total Domestic | 3,496 | 30,660 | 34,156 | 2,984 | 23,040 | 26,024 |
| Add Accrued interest receivables | - | 12 | 12 | - | 8 | 8 |
| Less Allowance for doubtful accounts | (2) | (9) | (11) | (8) | - | (8) |
| Total | 3,494 | 30,663 | 34,157 | 2,976 | 23,048 | 26,024 |
| 2. Foreign | | | | | | |
| US Dollar | 2,534 | 2,674 | 5,208 | 4,483 | 26,678 | 31,161 |
| Japanese Yen | 36 | - | 36 | 6 | - | 6 |
| Other currencies | 565 | 418 | 983 | 741 | 476 | 1,217 |
| Total Foreign | 3,135 | 3,092 | 6,227 | 5,230 | 27,154 | 32,384 |
| Add Accrued interest receivables | 2 | 6 | 8 | 6 | 314 | 320 |
| Less Allowance for doubtful accounts | (5) | - | (5) | (4) | - | (4) |
| Total | 3,132 | 3,098 | 6,230 | 5,232 | 27,468 | 32,700 |
| Total Domestic and Foreign | 6,626 | 33,761 | 40,387 | 8,208 | 50,516 | 58,724 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 1,982 | 28,000 | 29,982 | 1,925 | 23,000 | 24,925 |
| Commercial banks | 1,124 | 2,660 | 3,784 | 816 | 40 | 856 |
| Other banks | - | - | - | - | - | - |
| Finance, securities and credit foncier companies | 200 | - | 200 | 200 | - | 200 |
| Other financial institutions | - | - | - | - | - | - |
| Total Domestic | 3,306 | 30,660 | 33,966 | 2,941 | 23,040 | 25,981 |
| Add Accrued interest receivables | - | 12 | 12 | - | 8 | 8 |
| Less Allowance for doubtful accounts | (2) | (9) | (11) | (8) | - | (8) |
| Total | 3,304 | 30,663 | 33,967 | 2,933 | 23,048 | 25,981 |
| 2. Foreign | | | | | | |
| US Dollar | 2,534 | 2,674 | 5,208 | 4,483 | 26,678 | 31,161 |
| Japanese Yen | 36 | - | 36 | 6 | - | 6 |
| Other currencies | 560 | 418 | 978 | 741 | 476 | 1,217 |
| Total Foreign | 3,130 | 3,092 | 6,222 | 5,230 | 27,154 | 32,384 |
| Add Accrued interest receivables | 2 | 6 | 8 | 6 | 314 | 320 |
| Less Allowance for doubtful accounts | (5) | - | (5) | (4) | - | (4) |
| Total | 3,127 | 3,098 | 6,225 | 5,232 | 27,468 | 32,700 |
| Total Domestic and Foreign | 6,431 | 33,761 | 40,192 | 8,165 | 50,516 | 58,681 |

## 7 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements consisted of:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Government Bonds and BoT Bonds | - | 10,700 |

## 8 INVESTMENTS

Investments consisted of:

(Million Baht)

| | Consolidated 30 June 2008 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprise securities | 2,492 | 4 | (4) | 2,492 |
| 1.1.2 Private enterprise debt instruments | 230 | - | (11) | 219 |
| 1.1.3 Marketable equity securities - domestic | 260 | - | (2) | 258 |
| Total | 2,982 | 4 | (17) | 2,969 |
| Less Allowance for revaluation | (13) | | | - |
| Total | 2,969 | | | 2,969 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 69,413 | 21 | (749) | 68,685 |
| 1.2.2 Private enterprise debt instruments | 449 | 1 | - | 450 |
| 1.2.3 Foreign debt instruments | 4,353 | 3 | - | 4,356 |
| 1.2.4 Marketable equity securities - domestic | 377 | 291 | (174) | 494 |
| 1.2.5 Others | 120 | 2 | - | 122 |
| Total | 74,712 | 318 | (923) | 74,107 |
| Less Allowance for revaluation | (458) | | | - |
| Less Allowance for impairment | (147) | | | - |
| Total | 74,107 | | | 74,107 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,236 | - | (3) | 2,233 |
| 1.3.2 Private enterprise debt instruments | 862 | 8 | - | 870 |
| 1.3.3 Foreign debt instruments | 939 | - | - | 939 |
| Total | 4,037 | 8 | (3) | 4,042 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 251 | - | (248) | 3 |
| Less Allowance for impairment | (248) | | | - |
| Total | 3 | | | 3 |
| Total Current Investments - net | 81,116 | | | 81,121 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 30 June 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprise securities | 22,904 | 8 | (259) | 22,653 |
| 2.1.2 Private enterprise debt instruments | 559 | - | (58) | 501 |
| 2.1.3 Foreign debt instruments | 1,480 | 12 | (7) | 1,485 |
| 2.1.4 Marketable equity securities - domestic | 86 | 185 | - | 271 |
| Total | 25,029 | 205 | (324) | 24,910 |
| Less Allowance for revaluation | (74) | | | - |
| Less Allowance for impairment | (45) | | | - |
| Total | 24,910 | | | 24,910 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 5,166 | - | (27) | 5,139 |
| 2.2.2 Private enterprises debt instruments | 585 | - | (585) | - |
| Total | 5,751 | - | (612) | 5,139 |
| Less Allowance for impairment | (585) | | | - |
| Total | 5,166 | | | 5,139 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,747 | - | (103) | 1,644 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 769 | - | (267) | 502 |
| Total | 2,822 | - | (634) | 2,188 |
| Less Allowance for impairment | (634) | | | - |
| Total | 2,188 | | | 2,188 |
| Total Long-term Investments - net | 32,264 | | | 32,237 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprise securities | 1,816 | 15 | (8) | 1,823 |
| 1.1.2 Private enterprise debt instruments | 1,339 | 1 | (1) | 1,339 |
| 1.1.3 Marketable equity securities - domestic | 325 | 10 | - | 335 |
| Total | 3,480 | 26 | (9) | 3,497 |
| Add Allowance for revaluation | 17 | | | - |
| Total | 3,497 | | | 3,497 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprise securities | 32,279 | 315 | (138) | 32,456 |
| 1.2.2 Private enterprise debt instruments | 445 | 5 | - | 450 |
| 1.2.3 Foreign debt instruments | 17,217 | 39 | (6) | 17,250 |
| 1.2.4 Marketable equity securities - domestic | 949 | 247 | (661) | 535 |
| 1.2.5 Others | 20 | 1 | - | 21 |
| Total | 50,910 | 607 | (805) | 50,712 |
| Add Allowance for revaluation | 395 | | | - |
| Less Allowance for impairment | (593) | | | - |
| Total | 50,712 | | | 50,712 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 561 | - | (1) | 560 |
| 1.3.2 Private enterprise debt instruments | 28 | - | - | 28 |
| 1.3.3 Foreign debt instruments | 271 | - | - | 271 |
| Total | 860 | - | (1) | 859 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securites - domestic | 253 | - | (248) | 5 |
| Less Allowance for impairment | (248) | | | - |
| Total | 5 | | | 5 |
| Total Current Investments - net | 55,074 | | | 55,073 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprise securities | 25,351 | 50 | (105) | 25,296 |
| 2.1.2 Private enterprise debt instruments | 560 | 3 | (47) | 516 |
| 2.1.3 Foreign debt instruments | 1,496 | 13 | (5) | 1,504 |
| 2.1.4 Marketable equity securities - domestic | 85 | 218 | - | 303 |
| Total | 27,492 | 284 | (157) | 27,619 |
| Add Allowance for revaluation | 173 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 27,619 | | | 27,619 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 7,437 | 37 | (20) | 7,454 |
| 2.2.2 Private enterprises debt instruments | 1,467 | 15 | (585) | 897 |
| 2.2.3 Foreign debt instruments | 1,520 | - | - | 1,520 |
| Total | 10,424 | 52 | (605) | 9,871 |
| Less Allowance for impairment | (585) | | | - |
| Total | 9,839 | | | 9,871 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,730 | - | (102) | 1,628 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 1,009 | - | (274) | 735 |
| Total | 3,045 | - | (640) | 2,405 |
| Less Allowance for impairment | (640) | | | - |
| Total | 2,405 | | | 2,405 |
| Total Long-term Investments - net | 39,863 | | | 39,895 |

(Million Baht)

| | The Bank 30 June 2008 | | | |
|---|---|---|---|---|
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 2,492 | 4 | (4) | 2,492 |
| 1.1.2 Private enterprises debt instruments | 230 | - | (11) | 219 |
| 1.1.3 Marketable equity securities - domestic | 260 | - | (2) | 258 |
| Total | 2,982 | 4 | (17) | 2,969 |
| Less Allowance for revaluation | (13) | | | - |
| Total | 2,969 | | | 2,969 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 69,413 | 21 | (749) | 68,685 |
| 1.2.2 Private enterprises debt instruments | 449 | 1 | - | 450 |
| 1.2.3 Foreign debt instruments | 4,353 | 3 | - | 4,356 |
| 1.2.4 Marketable equity securities - domestic | 377 | 291 | (174) | 494 |
| Total | 74,592 | 316 | (923) | 73,985 |
| Less Allowance for revaluation | (460) | | | - |
| Less Allowance for impairment | (147) | | | - |
| Total | 73,985 | | | 73,985 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 2,236 | - | (3) | 2,233 |
| 1.3.2 Private enterprises debt instruments | 862 | 8 | - | 870 |
| 1.3.3 Foreign debt instruments | 939 | - | - | 939 |
| Total | 4,037 | 8 | (3) | 4,042 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 251 | - | (248) | 3 |
| Less Allowance for impairment | (248) | | | - |
| Total | 3 | | | 3 |
| Total Current Investments - net | 80,994 | | | 80,999 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 30 June 2008 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 22,904 | 8 | (259) | 22,653 |
| 2.1.2 Private enterprises debt instruments | 559 | - | (58) | 501 |
| 2.1.3 Foreign debt instruments | 1,480 | 12 | (7) | 1,485 |
| 2.1.4 Marketable equity securities - domestic | 85 | 185 | - | 270 |
| Total | 25,028 | 205 | (324) | 24,909 |
| Less Allowance for revaluation | (74) | | | - |
| Less Allowance for impairment | (45) | | | - |
| Total | 24,909 | | | 24,909 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 5,166 | - | (27) | 5,139 |
| 2.2.2 Private enterprises debt instruments | 585 | - | (585) | - |
| Total | 5,751 | - | (612) | 5,139 |
| Less Allowance for impairment | (585) | | | - |
| Total | 5,166 | | | 5,139 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,660 | - | (84) | 1,576 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (264) | 42 |
| 2.3.3 Investments in receivables | 722 | - | (251) | 471 |
| Total | 2,688 | - | (599) | 2,089 |
| Less Allowance for impairment | (599) | | | - |
| Total | 2,089 | | | 2,089 |
| Total Long-term Investments - net | 32,164 | | | 32,137 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 1. Current Investments | | | | |
| 1.1 Trading investments | | | | |
| 1.1.1 Government and state enterprises | 1,816 | 15 | (8) | 1,823 |
| 1.1.2 Private enterprises debt instruments | 1,339 | 1 | (1) | 1,339 |
| 1.1.3 Marketable equity securities - domestic | 325 | 10 | - | 335 |
| Total | 3,480 | 26 | (9) | 3,497 |
| Add Allowance for revaluation | 17 | | | - |
| Total | 3,497 | | | 3,497 |
| 1.2 Available-for-sale investments | | | | |
| 1.2.1 Government and state enterprises securities | 32,279 | 315 | (138) | 32,456 |
| 1.2.2 Private enterprises debt instruments | 445 | 5 | - | 450 |
| 1.2.3 Foreign debt instruments | 17,217 | 39 | (6) | 17,250 |
| 1.2.4 Marketable equity securities - domestic | 949 | 247 | (661) | 535 |
| Total | 50,890 | 606 | (805) | 50,691 |
| Add Allowance for revaluation | 394 | | | - |
| Less Allowance for impairment | (593) | | | - |
| Total | 50,691 | | | 50,691 |
| 1.3 Held-to-maturity debt instruments | | | | |
| 1.3.1 Government and state enterprises securities | 381 | - | (1) | 380 |
| 1.3.2 Private enterprises debt instruments | 28 | - | - | 28 |
| 1.3.3 Foreign debt instruments | 271 | - | - | 271 |
| Total | 680 | - | (1) | 679 |
| 1.4 General investments | | | | |
| 1.4.1 Non-marketable equity securities - domestic | 253 | - | (248) | 5 |
| Less Allowance for impairment | (248) | | | - |
| Total | 5 | | | 5 |
| Total Current Investments - net | 54,873 | | | 54,872 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Cost Value/ Amortized Cost Value | Unrealized Gain | Unrealized Loss | Fair Value |
| 2. Long-term Investments | | | | |
| 2.1 Available-for-sale investments | | | | |
| 2.1.1 Government and state enterprises securities | 25,351 | 50 | (105) | 25,296 |
| 2.1.2 Private enterprises debt instruments | 560 | 3 | (47) | 516 |
| 2.1.3 Foreign debt instruments | 1,496 | 13 | (5) | 1,504 |
| 2.1.4 Marketable equity securities - domestic | 85 | 218 | - | 303 |
| Total | 27,492 | 284 | (157) | 27,619 |
| Add Allowance for revaluation | 173 | | | - |
| Less Allowance for impairment | (46) | | | - |
| Total | 27,619 | | | 27,619 |
| 2.2 Held-to-maturity debt instruments | | | | |
| 2.2.1 Government and state enterprises securities | 7,437 | 37 | (20) | 7,454 |
| 2.2.2 Private enterprises debt instruments | 1,467 | 15 | (585) | 897 |
| 2.2.3 Foreign debt instruments | 1,520 | - | - | 1,520 |
| Total | 10,424 | 52 | (605) | 9,871 |
| Less Allowance for impairment | (585) | | | - |
| Total | 9,839 | | | 9,871 |
| 2.3 General investments | | | | |
| 2.3.1 Non-marketable equity securities - domestic | 1,673 | - | (84) | 1,589 |
| 2.3.2 Non-marketable equity securities - overseas | 306 | - | (265) | 41 |
| 2.3.3 Investments in receivables | 733 | - | (251) | 482 |
| Total | 2,712 | - | (600) | 2,112 |
| Less Allowance for impairment | (600) | | | - |
| Total | 2,112 | | | 2,112 |
| Total Long-term Investments - net | 39,570 | | | 39,602 |

As of 30 June 2008 and 31 December 2007, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from Thai Asset Management Corporation of Baht 3,723 million and Baht 3,981 million, respectively.

Gain on investments presented in the statements of consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Three-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Gain on disposal of investments | | | | |
| Held for trading investments | 40 | 209 | 20 | 209 |
| Available-for-sale investments | 20 | 364 | 19 | 364 |
| General investments | 9 | 182 | 8 | 180 |
| Investments in receivables | - | 10 | - | - |
| Total | 69 | 765 | 47 | 753 |
| Loss on disposal of investments | | | | |
| Held for trading investments | (81) | (43) | (81) | (43) |
| Available-for-sale investments | (471) | (91) | (471) | (91) |
| General investments | - | (74) | - | (74) |
| Investments in receivables | (11) | - | - | - |
| Total | (563) | (208) | (552) | (208) |
| Gain on transfer of financial assets | - | 2 | - | - |
| Loss from a capital reduction in a subsidiary | - | - | - | (43) |
| Loss from revaluation of investments | (9) | (57) | (9) | (57) |
| Reversal on impairment | | | | |
| Investments in securities | 460 | 83 | 463 | 85 |
| Investments in receivables | - | 1 | - | 1 |
| Total | 460 | 84 | 463 | 86 |
| Total (loss) gain on investments | (43) | 586 | (51) | 531 |

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | For the Six-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Gain on disposal of investments | | | | |
| Held for trading investments | 203 | 450 | 183 | 450 |
| Available-for-sale investments | 168 | 562 | 167 | 555 |
| General investments | 581 | 184 | 580 | 182 |
| Investments in receivables | 27 | 10 | - | - |
| Total | 979 | 1,206 | 930 | 1,187 |
| Loss on disposal of investments | | | | |
| Held for trading investments | (138) | (52) | (138) | (52) |
| Available-for-sale investments | (499) | (118) | (499) | (118) |
| General investments | - | (74) | - | (74) |
| Total | (637) | (244) | (637) | (244) |
| Gain on transfer of financial assets | - | 5 | - | - |
| Loss from a capital reduction in a subsidiary | - | - | - | (43) |
| (Loss) gain from revaluation | (36) | 17 | (36) | 17 |
| Reversal (loss) on impairment | | | | |
| Investments in securities | 448 | 83 | 447 | 85 |
| Investments in receivables | (19) | (81) | - | (81) |
| Total | 429 | 2 | 447 | 4 |
| Total gain on investments | 735 | 986 | 704 | 921 |

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Revaluation (deficit) surplus on investments | | | | |
| Debt instruments | (983) | 170 | (983) | 170 |
| Equity securities | 449 | 397 | 449 | 397 |
| Share of revaluation surplus in subsidiaries and associated companies using the equity method | 2 | 1 | - | - |
| Total | (532) | 568 | (534) | 567 |

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 June 2008 | | | | 31 December 2007 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 57,883 | 23,616 | 10,818 | 92,317 | 15,764 | 26,058 | 15,808 | 57,630 |
| 1.2 Private enterprise debt Instruments | 449 | 559 | - | 1,008 | 1,005 | - | - | 1,005 |
| 1.3 Foreign debt instruments | 4,354 | 1,480 | - | 5,834 | 17,217 | 1,496 | - | 18,713 |
| Total | 62,686 | 25,655 | 10,818 | 99,159 | 33,986 | 27,554 | 15,808 | 77,348 |
| Add (Less) Allowance for revaluation | (217) | (292) | (473) | (982) | 36 | (26) | 161 | 171 |
| Less Allowance for impairment | - | (45) | - | (45) | - | (46) | - | (46) |
| Total | 62,469 | 25,318 | 10,345 | 98,132 | 34,022 | 27,482 | 15,969 | 77,473 |
| 2. Held-to-maturity debt Instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 2,236 | 4,103 | 1,063 | 7,402 | 561 | 6,355 | 1,082 | 7,998 |
| 2.2 Private enterprise debt instruments | 862 | - | 585 | 1,447 | 28 | 882 | 585 | 1,495 |
| 2.3 Foreign debt instruments | 939 | - | - | 939 | 270 | 1,521 | - | 1,791 |
| Total | 4,037 | 4,103 | 1,648 | 9,788 | 859 | 8,758 | 1,667 | 11,284 |
| Less Allowance for impairment | - | - | (585) | (585) | - | - | (585) | (585) |
| Total | 4,037 | 4,103 | 1,063 | 9,203 | 859 | 8,758 | 1,082 | 10,699 |
| Total Debt Instruments | 66,506 | 29,421 | 11,408 | 107,335 | 34,881 | 36,240 | 17,051 | 88,172 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 30 June 2008 | | | | 31 December 2007 | | | |
| | Maturity | | | | Maturity | | | |
| | 1 year | Over 1 year to 5 years | Over 5 years | Total | 1 year | Over 1 year to 5 years | Over 5 years | Total |
| 1. Available-for-sale investments | | | | | | | | |
| 1.1 Government and state enterprise securities | 57,883 | 23,616 | 10,818 | 92,317 | 15,764 | 26,058 | 15,808 | 57,630 |
| 1.2 Private enterprise debt instruments | 449 | 559 | - | 1,008 | 1,005 | - | - | 1,005 |
| 1.3 Foreign debt instruments | 4,354 | 1,480 | - | 5,834 | 17,217 | 1,496 | - | 18,713 |
| Total | 62,686 | 25,655 | 10,818 | 99,159 | 33,986 | 27,554 | 15,808 | 77,348 |
| Add (Less) Allowance for revaluation | (217) | (292) | (473) | (982) | 36 | (26) | 161 | 171 |
| Less Allowance for impairment | - | (45) | - | (45) | - | (46) | - | (46) |
| Total | 62,469 | 25,318 | 10,345 | 98,132 | 34,022 | 27,482 | 15,969 | 77,473 |
| 2. Held-to-maturity debt instruments | | | | | | | | |
| 2.1 Government and state enterprise securities | 2,236 | 4,103 | 1,063 | 7,402 | 381 | 6,355 | 1,082 | 7,818 |
| 2.2 Private enterprise debt instruments | 862 | - | 585 | 1,447 | 28 | 882 | 585 | 1,495 |
| 2.3 Foreign debt instruments | 939 | - | - | 939 | 270 | 1,521 | - | 1,791 |
| Total | 4,037 | 4,103 | 1,648 | 9,788 | 679 | 8,758 | 1,667 | 11,104 |
| Less Allowance for impairment | - | - | (585) | (585) | - | - | (585) | (585) |
| Total | 4,037 | 4,103 | 1,063 | 9,203 | 679 | 8,758 | 1,082 | 10,519 |
| Total Debt Instruments | 66,506 | 29,421 | 11,408 | 107,335 | 34,701 | 36,240 | 17,051 | 87,992 |

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

Consolidated

30 June 2008

| | Cost Value / Book Value | | | Fair Value | | | |
|---|---|---|---|---|---|---|---|
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 646 | 498 | - | - | - | (1,144) |
| 4. Investment in receivables with uncertainty in settlement or in default | 744 | - | - | 478 | - | - | (266) |
| Total | 744 | 646 | 629 | 478 | - | - | (1,541) |

(Million Baht)

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 31 December 2007 | | | | | | |
| | Cost Value / Book Value | | | Fair Value | | | |
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 979 | - | - | 705 | - | - | (274) |
| Total | 979 | 896 | 629 | 705 | 1 | - | (1,798) |

(Million Baht)

The Bank

30 June 2008

| | Cost Value / Book Value | | | Fair Value | | | |
|---|---|---|---|---|---|---|---|
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 646 | 498 | - | - | - | (1,144) |
| 4. Investment in receivables with uncertainty in settlement or in default | 698 | - | - | 447 | - | - | (251) |
| Total | 698 | 646 | 629 | 447 | - | - | (1,526) |

(Million Baht)

The Bank

31 December 2007

| | Cost Value / Book Value | | | Fair Value | | | |
|---|---|---|---|---|---|---|---|
| | Investments In Receivables | Equity Securities | Debt Instruments | Investments In Receivables | Equity Securities | Debt Instruments | Allowance for Impairment |
| 1. Closed financial institutions | - | - | 131 | - | - | - | (131) |
| 2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments | - | - | - | - | - | - | - |
| 3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting | - | 896 | 498 | - | 1 | - | (1,393) |
| 4. Investment in receivables with uncertainty in settlement or in default | 702 | - | - | 451 | - | - | (251) |
| Total | 702 | 896 | 629 | 451 | 1 | - | (1,775) |

For the six-month periods ended 30 June, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

| | Note | Consolidated | | The Bank | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| Net book value at 1 January | | 589 | 483 | 9,357 | 9,740 |
| Share of profit from investments on equity method | | 28 | 74 | - | - |
| Establishment of a new company | 1 | - | - | 5 | - |
| Effect from full consolidation | 1 | (427) | - | - | - |
| Dividend income | | (9) | (49) | - | - |
| Allowance for impairment (reversal) | | 2 | - | - | (483) |
| Others | | 9 | 6 | - | - |
| Net book value at 30 June | | 192 | 514 | 9,362 | 9,257 |

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

| | Type of Business | % Shareholding Directly and indirectly | | Consolidated Investments Cost method | | Consolidated Investments Equity method | | The Bank Investments Cost method | | The Bank Dividend income | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Phethai Asset Management Co., Ltd. | Asset Management | 100.00% | 100.00% | - | - | - | - | 5,998 | 5,998 | - | - |
| Kasikorn Research Center Co., Ltd. | Service | 100.00% | 100.00% | - | - | - | - | 6 | 6 | - | - |
| Kasikorn Asset Management Co., Ltd. | Mutual Fund Management | 100.00% | 100.00% | - | - | - | - | 2,003 | 2,003 | 120 | 825 |
| Kasikorn Securities Public Co., Ltd. | Securities Business | 99.99% | 99.99% | - | - | - | - | 1,312 | 1,312 | - | - |
| Kasikorn Factoring Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 237 | 237 | - | - |
| Kasikorn Leasing Co., Ltd. | Lending | 100.00% | 100.00% | - | - | - | - | 900 | 900 | - | - |
| Progress Land and Buildings Co., Ltd. | Property Development | 100.00% | 100.00% | - | - | - | - | 639 | 639 | - | - |
| KHAO KLA Venture Capital Management Co., Ltd.* | Venture Capital Management | 100.00% | 100.00% | - | - | - | - | - | - | - | - |
| K-SME Venture Capital Co., Ltd. | Venture Capital | 100.00% | 100.00% | - | - | 23 | - | 100 | 100 | - | - |
| Progress Gunpai Co., Ltd. | Service | 100.00% | 100.00% | - | 21 | - | 144 | 21 | 21 | - | - |
| Progress Plus Co., Ltd. | Service | 100.00% | 100.00% | - | 4 | - | 31 | 4 | 4 | 1 | 5 |
| Progress Facilities Management Co., Ltd. | Service | 100.00% | 100.00% | - | 5 | - | 15 | 5 | 5 | 5 | 5 |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht)

| | | % Shareholding | | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Investments | | | | Investments | | | |
| | Type of Business | Directly and indirectly | | Cost method | | Equity method | | Cost method | | Dividend income | |
| | | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 | 30 June 2008 | 30 June 2007 |
| Progress Management Co., Ltd. | Service | 100.00% | 100.00% | - | 6 | - | 27 | 6 | 6 | 1 | 1 |
| Progress Software Co., Ltd. | Service | 100.00% | 100.00% | - | 18 | - | 107 | 18 | 18 | 2 | 20 |
| Progress Storage Co., Ltd. | Service | 100.00% | 100.00% | - | 3 | - | 18 | 3 | 3 | 4 | 3 |
| Progress Services Support Co., Ltd. | Service | 100.00% | 100.00% | - | 4 | - | 8 | 4 | 4 | - | - |
| Progress Services Co., Ltd. | Service | 100.00% | 100.00% | - | 2 | - | 21 | 2 | 2 | 10 | 10 |
| Progress HR Co., Ltd. | Service | 100.00% | 100.00% | - | 1 | - | 11 | 1 | 1 | - | - |
| Progress Appraisal Co., Ltd. | Service | 100.00% | 100.00% | - | 5 | - | 45 | 5 | 5 | - | - |
| Progress Collection Co., Ltd. | Service | 100.00% | - | - | - | - | - | 6 | - | - | - |
| Processing Center Co., Ltd. | Service | 30.00% | 30.00% | 3 | 3 | 168 | 160 | 3 | 3 | 9 | 5 |
| N.C. Associate Co., Ltd. | Trading | 28.23% | 28.23% | - | 1 | - | - | - | 1 | - | - |
| Rural Capital Partners Co., Ltd. | Venture Capital | 27.50% | 27.50% | 2 | 2 | 2 | 2 | 2 | 2 | - | - |
| M. Grand Hotel Co., Ltd. | Hotel | 20.00% | 20.00% | 355 | 355 | 6 | 12 | 355 | 355 | - | - |
| Total | | | | 360 | 430 | 199 | 601 | 11,630 | 11,625 | 152 | 874 |
| Less Allowance for impairment | | | | (356) | (356) | (7) | (12) | (2,268) | (2,268) | - | - |
| Investments in Subsidiaries and Associated Companies – Net | | | | 4 | 74 | 192 | 589 | 9,362 | 9,357 | 152 | 874 |

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 30 June 2008 and 31 December 2007, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Agricultural and mining | 49 | 49 | - | - |
| Manufacturing and commerce | 20 | 20 | 20 | 20 |
| Property development and construction | 560 | 568 | 560 | 568 |
| Infrastructure and services | 276 | 276 | 271 | 271 |
| Others | 336 | 336 | 336 | 336 |
| Total | 1,241 | 1,249 | 1,187 | 1,195 |

The financial position and results of operations of the Bank's subsidiaries are set out below:

(Million Baht)

| | Balance Sheets | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 (Unaudited)* | | | 31 December 2007 | | |
| | Total Assets | Total Liabilities | Shareholders' Equity | Total Assets | Total Liabilities | Shareholders' Equity |
| Phethai Asset Management Co., Ltd.* | 5,587 | 1,261 | 4,326 | 8,123 | 3,855 | 4,268 |
| Kasikorn Research Center Co., Ltd. | 37 | 8 | 29 | 44 | 16 | 28 |
| Kasikorn Asset Management Co., Ltd.* | 1,138 | 213 | 925 | 1,032 | 238 | 794 |
| Kasikorn Securities Public Co., Ltd.* | 1,719 | 1,010 | 709 | 1,587 | 940 | 647 |
| Kasikorn Factoring Co., Ltd. | 4,504 | 4,078 | 426 | 4,335 | 3,927 | 408 |
| Kasikorn Leasing Co., Ltd. | 27,564 | 26,731 | 833 | 22,944 | 22,153 | 791 |
| Progress Land and Buildings Co., Ltd. | 488 | 3 | 485 | 488 | 4 | 484 |
| KHAO KLA Venture Capital Management Co., Ltd.** | 1 | - | 1 | 5 | 1 | 4 |
| K-SME Venture Capital Co., Ltd. | 99 | - | 99 | 100 | 1 | 99 |
| Progress Gunpai Co., Ltd. | 302 | 132 | 170 | 293 | 149 | 144 |
| Progress Plus Co., Ltd. | 85 | 51 | 34 | 115 | 84 | 31 |
| Progress Facilities Management Co., Ltd. | 27 | 14 | 13 | 31 | 16 | 15 |
| Progress Management Co., Ltd. | 34 | 5 | 29 | 35 | 8 | 27 |
| Progress Software Co., Ltd. | 220 | 83 | 137 | 165 | 58 | 107 |
| Progress Storage Co., Ltd. | 22 | 3 | 19 | 22 | 4 | 18 |
| Progress Services Support Co., Ltd. | 31 | 12 | 19 | 30 | 23 | 7 |
| Progress Services Co., Ltd. | 23 | 8 | 15 | 29 | 10 | 19 |
| Progress HR Co., Ltd. | 50 | 37 | 13 | 50 | 41 | 9 |
| Progress Appraisal Co., Ltd. | 74 | 21 | 53 | 63 | 24 | 39 |
| Progress Collection Co., Ltd. | 5 | - | 5 | - | - | - |
| | 42,010 | 33,670 | 8,340 | 39,491 | 31,552 | 7,939 |

* Except for Phethai Asset Management Co., Ltd., Kasikorn Asset Management Co., Ltd. and Kasikorn Securities Public Co., Ltd. which were audited.

** The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For the Three-Month Periods Ended 30 June

| | 2008 (Unaudited) | | | | 2007 (Unaudited) | | | |
|---|---|---|---|---|---|---|---|---|
| | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) |
| Phethai Asset Management Co., Ltd. | 33 | 7 | 26 | 0.03 | 142 | 120 | 22 | 0.04 |
| Kasikorn Research Center Co., Ltd. | 18 | 16 | 2 | 22.13 | 20 | 14 | 6 | 56.95 |
| Kasikorn Asset Management Co., Ltd. | 383 | 261 | 122 | 4.49 | 265 | 187 | 78 | 2.88 |
| Kasikorn Securities Public Co., Ltd. | 122 | 88 | 34 | 0.57 | 131 | 67 | 64 | 1.07 |
| Kasikorn Factoring Co., Ltd. | 100 | 108 | (8) | (4.96) | 96 | 63 | 33 | 20.83 |
| Kasikorn Leasing Co., Ltd. | 497 | 480 | 17 | 0.18 | 305 | 307 | (2) | (0.02) |
| Progress Land and Buildings Co., Ltd. | 3 | 1 | 2 | 0.22 | 14 | 21 | (7) | (0.55) |
| KHAO KLA Venture Capital Management Co., Ltd.* | 1 | 3 | (2) | (4.26) | - | - | - | - |
| K-SME Venture Capital Co., Ltd. | - | 1 | (1) | (0.05) | - | - | - | - |
| Progress Gunpai Co., Ltd. | 107 | 101 | 6 | 30.85 | 91 | 76 | 15 | 73.49 |
| Progress Plus Co., Ltd. | 94 | 91 | 3 | 12.03 | 62 | 66 | (4) | (17.01) |
| Progress Facilities Management Co., Ltd. | 20 | 19 | 1 | 22.13 | 19 | 18 | 1 | 21.38 |
| Progress Management Co., Ltd. | 18 | 17 | 1 | 6.97 | 17 | 15 | 2 | 30.38 |
| Progress Software Co., Ltd. | 158 | 116 | 42 | 415.56 | 67 | 66 | 1 | 20.38 |
| Progress Storage Co., Ltd. | 10 | 8 | 2 | 71.61 | 8 | 6 | 2 | 51.32 |
| Progress Services Support Co., Ltd. | 66 | 54 | 12 | 307.65 | 24 | 23 | 1 | 6.85 |
| Progress Services Co., Ltd. | 48 | 46 | 2 | 125.27 | 41 | 38 | 3 | 124.39 |
| Progress HR Co., Ltd. | 112 | 111 | 1 | 133.80 | 111 | 107 | 4 | 348.77 |
| Progress Appraisal Co., Ltd. | 62 | 55 | 7 | 1,579.50 | 52 | 38 | 14 | 2,805.57 |
| | 1,852 | 1,583 | 269 | | 1,465 | 1,232 | 233 | |

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

| | Statements of Income | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | For the Six-Month Periods Ended 30 June | | | | | | | |
| | 2008 (Unaudited)* | | | | 2007 (Unaudited)* | | | |
| | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) | Revenue | Expenses | Net Profit (Loss) | Earnings (Loss) per Share (Baht) |
| Phethai Asset Management Co., Ltd.* | 99 | 42 | 57 | 0.07 | 147 | 99 | 48 | 0.02 |
| Kasikorn Research Center Co., Ltd. | 35 | 34 | 1 | 6.79 | 35 | 30 | 5 | 47.81 |
| Kasikorn Asset Management Co., Ltd.* | 765 | 514 | 251 | 9.25 | 525 | 370 | 155 | 5.71 |
| Kasikorn Securities Public Co., Ltd.* | 213 | 167 | 46 | 0.77 | 165 | 121 | 44 | 0.74 |
| Kasikorn Factoring Co., Ltd. | 195 | 178 | 17 | 10.95 | 200 | 132 | 68 | 42.51 |
| Kasikorn Leasing Co., Ltd. | 941 | 898 | 43 | 0.47 | 544 | 557 | (13) | (0.14) |
| Progress Land and Buildings Co., Ltd. | 4 | 3 | 1 | 0.17 | 19 | 22 | (3) | (0.24) |
| KHAO KLA Venture Capital Management Co., Ltd.** | 1 | 4 | (3) | (5.22) | - | - | - | - |
| K-SME Venture Capital Co., Ltd. | - | 1 | (1) | (0.55) | - | - | - | - |
| Progress Gunpai Co., Ltd. | 206 | 188 | 18 | 91.43 | 176 | 148 | 28 | 139.00 |
| Progress Plus Co., Ltd. | 178 | 173 | 5 | 22.02 | 123 | 121 | 2 | 7.72 |
| Progress Facilities Management Co., Ltd. | 40 | 37 | 3 | 51.59 | 38 | 35 | 3 | 54.99 |
| Progress Management Co., Ltd. | 35 | 33 | 2 | 11.42 | 130 | 114 | 16 | 165.93 |
| Progress Software Co., Ltd. | 213 | 181 | 32 | 316.98 | 31 | 28 | 3 | 40.48 |
| Progress Storage Co., Ltd. | 20 | 15 | 5 | 161.23 | 17 | 13 | 4 | 117.01 |
| Progress Services Support Co., Ltd. | 67 | 56 | 11 | 274.32 | 47 | 46 | 1 | 22.86 |
| Progress Services Co., Ltd. | 93 | 87 | 6 | 299.41 | 83 | 77 | 6 | 284.13 |
| Progress HR Co., Ltd. | 219 | 214 | 5 | 408.96 | 210 | 202 | 8 | 791.97 |
| Progress Appraisal Co., Ltd. | 116 | 103 | 13 | 2,632.50 | 96 | 90 | 6 | 1,199.61 |
| | 3,440 | 2,928 | 512 | | 2,586 | 2,205 | 381 | |

* Except for Phethai Asset Management Co., Ltd., Kasikorn Asset Management Co., Ltd. and Kasikorn Securities Public Co., Ltd. which were audited.

** The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the BoT's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For Six-Month Periods Ended 30 June 2008 and 2007

(Audited)

| | Million Baht | |
|---|---|---|
| | 2008 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net profit | 57 | 11 |
| Adjustments to reconcile net profit from operating activities | | |
| Depreciation and amortization | 1 | 3 |
| Reversal of bad debt and doubtful accounts | (23) | (6) |
| Loss on debt restructuring | 5 | 35 |
| Interest income from amortization of revaluation allowance for debt restructuring | (2) | (22) |
| Gain on investment in securities | - | (7) |
| Loss on impairment of investments in receivables | 1 | - |
| Income from account transferred | (17) | (23) |
| Loss on impairment of properties foreclosed | 15 | 28 |
| Amortization of discount on promissory note receivables | (7) | (4) |
| Decrease in accrued expenses | (17) | (20) |
| Net (income) loss from interest and dividends | (10) | 29 |
| | 3 | 24 |
| Interest and dividends received | 34 | 89 |
| Interest paid | (32) | (127) |
| Income tax received | 3 | 8 |
| Net profit (loss) from operations before changes in operating assets and liabilities | 8 | (6) |

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Six-Month Periods Ended 30 June 2008 and 2007

(Audited)

| | Million Baht | |
|---|---|---|
| | 2008 | 2007 |
| Decrease in operating assets | | |
| Investments in receivables | 175 | 11 |
| Loans and receivables | 259 | 370 |
| Properties foreclosed | 674 | 292 |
| Other assets | 1,513 | 164 |
| Decrease in operating liabilities | | |
| Other liabilities | (5) | (4) |
| Net Cash Provided by Operating Activities | 2,624 | 819 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Proceeds from disposal of long-term investments | 2 | 16 |
| Net Cash Provided by Investing Activities | 2 | 16 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Cash paid for repayment of borrowings from financial institutions | (2,565) | (870) |
| Net Cash Used in Financing Activities | (2,565) | (870) |
| Net increase (decrease) in cash and cash equivalents | 61 | (35) |
| Cash and cash equivalents at the beginning of the period | 32 | 50 |
| Cash and cash equivalents at the end of the period | 93 | 15 |

## 9 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Overdrafts | 151,043 | 143,053 | 150,063 | 141,737 |
| Loans | 331,155 | 305,247 | 356,178 | 325,268 |
| Bills | 303,274 | 262,254 | 307,213 | 268,992 |
| Others | 58,870 | 51,951 | 28,070 | 25,308 |
| Total | 844,342 | 762,505 | 841,524 | 761,305 |
| Add Accrued interest receivable | 1,201 | 1,263 | 1,169 | 1,246 |
| Total | 845,543 | 763,768 | 842,693 | 762,551 |
| Less Allowance for doubtful accounts | (24,913) | (24,217) | (23,564) | (22,617) |
| Less Revaluation allowance for debt restructuring | (2,914) | (1,635) | (2,913) | (1,630) |
| Total | 817,716 | 737,916 | 816,216 | 738,304 |

2. Classified by Maturity of Contracts

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Within 1 year | 510,635 | 453,108 | 509,818 | 454,264 |
| Over 1 year | 334,908 | 310,660 | 332,875 | 308,287 |
| Total | 845,543 | 763,768 | 842,693 | 762,551 |

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 803,782 | - | 803,782 | 737,926 | - | 737,926 |
| US Dollars | 37,753 | 457 | 38,210 | 22,504 | 459 | 22,963 |
| Other currencies | 3,548 | 3 | 3,551 | 2,874 | 5 | 2,879 |
| Total | 845,083 | 460 | 845,543 | 763,304 | 464 | 763,768 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 800,932 | - | 800,932 | 736,708 | - | 736,708 |
| US Dollars | 37,753 | 457 | 38,210 | 22,504 | 459 | 22,963 |
| Other currencies | 3,548 | 3 | 3,551 | 2,875 | 5 | 2,880 |
| Total | 842,233 | 460 | 842,693 | 762,087 | 464 | 762,551 |

4. Classified by Type of Business and Account Status

(Million Baht)

Consolidated

30 June 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
|---|---|---|---|---|---|---|
| Agricultural and mining | 24,209 | 1,122 | 291 | 193 | 740 | 26,555 |
| Manufacturing and commerce | 478,268 | 9,921 | 3,736 | 6,169 | 11,032 | 509,126 |
| Property development and Construction | 48,560 | 1,909 | 229 | 1,190 | 2,098 | 53,986 |
| Infrastructure and services | 63,010 | 1,800 | 361 | 1,372 | 4,237 | 70,780 |
| Housing loans | 99,081 | 3,016 | 550 | 569 | 2,135 | 105,351 |
| Others | 75,186 | 1,784 | 579 | 391 | 836 | 78,776 |
| Total | 788,314 | 19,552 | 5,746 | 9,884 | 21,078 | 844,574 |
| Kasikorn Securities Public Co., Ltd. | | | | | | 969 |
| Total | | | | | | 845,543 |

(Million Baht)

Consolidated

31 December 2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
|---|---|---|---|---|---|---|
| Agricultural and mining | 21,828 | 506 | 225 | 176 | 723 | 23,458 |
| Manufacturing and commerce | 434,363 | 6,015 | 3,458 | 6,014 | 10,982 | 460,832 |
| Property development and Construction | 40,938 | 1,041 | 365 | 1,366 | 2,220 | 45,930 |
| Infrastructure and services | 61,234 | 1,042 | 260 | 2,633 | 1,459 | 66,628 |
| Housing loans | 91,093 | 1,177 | 455 | 649 | 2,277 | 95,651 |
| Others | 67,048 | 1,244 | 656 | 444 | 816 | 70,208 |
| Total | 716,504 | 11,025 | 5,419 | 11,282 | 18,477 | 762,707 |
| Kasikorn Securities Public Co., Ltd. | | | | | | 1,061 |
| Total | | | | | | 763,768 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | | | |
| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
| Agricultural and mining | 22,352 | 985 | 243 | 174 | 694 | 24,448 |
| Manufacturing and commerce | 466,895 | 9,433 | 3,592 | 6,093 | 10,082 | 496,095 |
| Property development and Construction | 47,444 | 1,814 | 208 | 1,178 | 1,468 | 52,112 |
| Infrastructure and services | 60,645 | 1,686 | 341 | 1,342 | 3,765 | 67,779 |
| Housing loans | 99,038 | 2,991 | 550 | 570 | 1,900 | 105,049 |
| Others | 94,538 | 1,222 | 437 | 304 | 709 | 97,210 |
| Total | 790,912 | 18,131 | 5,371 | 9,661 | 18,618 | 842,693 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 31 December 2007 | | | | | |
| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Total |
| Agricultural and mining | 20,694 | 381 | 210 | 172 | 688 | 22,145 |
| Manufacturing and commerce | 424,487 | 5,526 | 3,380 | 6,000 | 9,863 | 449,256 |
| Property development and Construction | 39,967 | 964 | 356 | 1,364 | 1,508 | 44,159 |
| Infrastructure and services | 59,183 | 695 | 239 | 2,619 | 944 | 63,680 |
| Housing loans | 91,021 | 1,142 | 455 | 649 | 2,010 | 95,277 |
| Others | 85,707 | 709 | 547 | 416 | 655 | 88,034 |
| Total | 721,059 | 9,417 | 5,187 | 11,220 | 15,668 | 762,551 |

5. Loans and accrued interest receivables classified by account status

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 30 June 2008 | | | |
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 788,314 | 346,898 | 1 | 3,469 |
| Special Mention | 19,552 | 4,545 | 2 | 99* |
| Sub-Standard | 5,746 | 2,489 | 100 | 2,489 |
| Doubtful | 9,884 | 4,920 | 100 | 4,920 |
| Doubtful of Loss | 21,078 | 10,575 | 100 | 10,575 |
| Allowance established in Excess of BoT regulations | - | - | | 3,361 |
| Kasikorn Securities Public Co.,Ltd. | 969 | - | | - |
| Total | 845,543 | 369,427 | | 24,913 |

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 716,504 | 330,160 | 1 | 3,302 |
| Special Mention | 11,025 | 3,802 | 2 | 85* |
| Sub-Standard | 5,419 | 2,505 | 100 | 2,505 |
| Doubtful | 11,282 | 5,863 | 100 | 5,863 |
| Doubtful of Loss | 18,477 | 8,906 | 100 | 8,906 |
| Allowance established in Excess of BoT regulations | - | - | | 3,556 |
| Kasikorn Securities Public Co.,Ltd. | 1,061 | - | | - |
| Total | 763,768 | 351,236 | | 24,217 |

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

| | The Bank 30 June 2008 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 790,912 | 374,257 | 1 | 3,743 |
| Special Mention | 18,131 | 4,448 | 2 | 89 |
| Sub-Standard | 5,371 | 2,434 | 100 | 2,434 |
| Doubtful | 9,661 | 4,891 | 100 | 4,891 |
| Doubtful of Loss | 18,618 | 9,702 | 100 | 9,702 |
| Allowance established in Excess of BoT regulations | - | - | | 2,705 |
| Total | 842,693 | 395,732 | | 23,564 |

(Million Baht)

| | The Bank 31 December 2007 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral | % Used for Calculating The Allowance | Allowance for Doubtful Accounts |
| Pass | 721,059 | 355,265 | 1 | 3,553 |
| Special Mention | 9,417 | 3,708 | 2 | 74 |
| Sub-Standard | 5,187 | 2,477 | 100 | 2,477 |
| Doubtful | 11,221 | 5,847 | 100 | 5,847 |
| Doubtful of Loss | 15,667 | 7,813 | 100 | 7,813 |
| Allowance established in Excess of BoT regulations | - | - | | 2,853 |
| Total | 762,551 | 375,110 | | 22,617 |

Unearned interest are as follows:

(Million Baht)

| | 30 June 2008 | | 31 December 2007 | |
|---|---|---|---|---|
| | The Bank | The Bank and Subsidiaries | The Bank | The Bank and Subsidiaries |
| Unearned interest | 323 | 3,665 | 347 | 3,228 |

**Non-performing loans (NPL)**

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated 7 December 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 30 June 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 16,474 | 18,542 |
| Total loans used for NPL net ratio calculation [1] | 855,819 | 856,711[2] |
| Ratio of total loans | 1.92 | 2.16 |

(Million Baht)

| | 31 December 2007 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, net | 15,776 | 17,600 |
| Total loans used for NPL net ratio calculation [1] | 769,419 | 769,842[2] |
| Ratio of total loans | 2.05 | 2.29 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 30 June 2008 and 31 December 2007 amounting to Baht 31,629 million and Baht 29,406 million, respectively.

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

| | 30 June 2008 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 33,503 | 36,527 |
| Total loans used for NPL gross ratio calculation [1] | 872,847 | 874,695[2] |
| Ratio of total loans | 3.84 | 4.18 |

(Million Baht)

| | 31 December 2007 | |
|---|---|---|
| | The Bank | The Bank and Subsidiaries |
| Non-performing loans, gross | 31,915 | 34,980 |
| Total loans used for NPL gross ratio calculation [1] | 785,557 | 787,221[2] |
| Ratio of total loans | 4.06 | 4.44 |

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 30 June 2008 and 31 December 2007 amounting to Baht 31,629 million and Baht 29,406 million, respectively.

Non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

| | 30 June 2008 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai – AMC (Original principal) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 53,350 | 2,444 | 645 | 303 | 56,742 |
| Total loans used for ratio Calculation* | 872,847 | 2,444 | 26,474 | 4,559 | 874,695** |
| Percentage of total loans | 6.11 | 100.00 | 2.44 | 6.65 | 6.49 |

(Million Baht)

| | 31 December 2007 | | | | |
|---|---|---|---|---|---|
| | The Bank | Phethai – AMC (Original principal) | Kasikorn Factoring | Kasikorn Leasing | The Bank and Subsidiaries |
| Non-accrual loans | 48,357 | 7,118 | 241 | 204 | 55,920 |
| Total loans used for ratio Calculation* | 785,557 | 7,118 | 3,718 | 20,234 | 787,221** |
| Percentage of total loans | 6.16 | 100.00 | 6.48 | 1.01 | 7.10 |

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 30 June 2008 and 31 December 2007 amounting to Baht 31,629 million and Baht 29,406 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 10 | 2 | 5 | 37 | 31 | 2 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts | Loans and Accrued Interest Receivables | Collateral Value | Allowance for Doubtful Accounts |
| Listed companies which meet SET's criteria for delisting | 10 | 2 | 5 | 37 | 31 | 2 |

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

| | 30 June 2008 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 1,180 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 1,760 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 550 |
| | Loans | 1-4 Years | Fixed Rate | 1,675 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 540 |
| | Loans | 1-6 Years | Fixed Rate | 25,917 |

(Million Baht)

| | 31 December 2007 | | | |
|---|---|---|---|---|
| | Type of loans | Maturity | Interest rate | Amount |
| Phethai Asset Management Co., Ltd. | Bills | 3 Months | 3-Month Fixed Deposit | 3,745 |
| Kasikorn Factoring Co., Ltd. | Bills | 1-6 Months | Money Market Rate + Spread 1% at least | 2,305 |
| | Bills | At Call | Money Market Rate + Spread 1% at least | 560 |
| | Loans | 1-4 Years | Fixed Rate | 959 |
| Kasikorn Leasing Co., Ltd. | Bills | 7-120 Days | Money Market Rate | 240 |
| | Loans | 1-5 Years | Fixed Rate | 21,596 |

**Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)**

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 June 2008 and 31 December 2007 the Bank has set up an estimate for loss sharing amounting to Baht 815 million and Baht 782 million, respectively.

For the six-month period ended 30 June 2008, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 June 2008 was Baht 14,557 million and the estimated total transfer price up to 30 June 2008 was Baht 10,072 million. As of 30 June 2008, the Bank received promissory notes from TAMC of Baht 10,072 million.

As at 30 June 2008, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

## 10 TROUBLED DEBT RESTRUCTURING

During the six-month periods ended 30 June, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

| | Consolidated | | | | The Bank | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2008 | | 2007 | |
| | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring | Cases | Total Outstanding Debt Before Restructuring |
| Debt restructuring contracts that incurred losses | 593 | 7,328 | 404 | 2,713 | 581 | 7,305 | 339 | 2,489 |
| Debt restructuring contracts that incurred no losses | 15,853 | 14,475 | 10,005 | 10,490 | 15,823 | 14,391 | 9,965 | 10,277 |
| Total | 16,446 | 21,803 | 10,409 | 13,203 | 16,404 | 21,696 | 10,304 | 12,766 |

Losses on debt restructuring for the three-month periods ended 30 June 2008 and 2007 were as follows:

(Million Baht)

Consolidated

30 June 2008

| Types of Restructuring | Cases | The Outstanding Debt Before Restructuring | The Outstanding Debt After Restructuring | Transferred Assets Types | Transferred Assets Fair Value | Loss on Debt Restructuring |
|---|---|---|---|---|---|---|
| Transfers of assets | 61 | 345 | - | Cash, land, premises and investments | 246 | 99 |
| Changes of repayment conditions | 505 | 5,801 | 5,801 | - | - | 1,784 |
| Debt restructuring in various forms | 27 | 1,182 | 736 | Cash, land, premises and investments | 446 | 358 |
| Total | 593 | 7,328 | 6,537 | | 692 | 2,241 |

(Million Baht)

Consolidated

30 June 2007

| Types of Restructuring | Cases | The Outstanding Debt Before Restructuring | The Outstanding Debt After Restructuring | Transferred Assets Types | Transferred Assets Fair Value | Loss on Debt Restructuring |
|---|---|---|---|---|---|---|
| Transfers of assets | 82 | 463 | - | Cash, land, premises and investments | 314 | 150 |
| Changes of repayment conditions | 315 | 2,015 | 1,996 | - | - | 244 |
| Debt restructuring in various forms | 7 | 235 | 216 | Cash, land, premises and investments | 19 | 51 |
| Total | 404 | 2,713 | 2,212 | | 333 | 445 |

(Million Baht)

The Bank

30 June 2008

| Types of Restructuring | Cases | The Outstanding Debt Before Restructuring | The Outstanding Debt After Restructuring | Transferred Assets Types | Transferred Assets Fair Value | Loss on Debt Restructuring |
|---|---|---|---|---|---|---|
| Transfers of assets | 53 | 329 | - | Cash, land, premises and investments | 235 | 95 |
| Changes of repayment conditions | 501 | 5,794 | 5,794 | - | - | 1,783 |
| Debt restructuring in various forms | 27 | 1,182 | 736 | Cash, land, premises and investments | 446 | 358 |
| Total | 581 | 7,305 | 6,530 | | 681 | 2,236 |

(Million Baht)

The Bank

30 June 2007

| Types of Restructuring | Cases | The Outstanding Debt Before Restructuring | The Outstanding Debt After Restructuring | Transferred Assets Types | Transferred Assets Fair Value | Loss on Debt Restructuring |
|---|---|---|---|---|---|---|
| Transfers of assets | 50 | 383 | - | Cash, land, premises and investments | 245 | 138 |
| Changes of repayment conditions | 282 | 1,871 | 1,871 | - | - | 221 |
| Debt restructuring in various forms | 7 | 235 | 216 | Cash, land, premises and investments | 19 | 51 |
| Total | 339 | 2,489 | 2,087 | | 264 | 410 |

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the six-month periods ended 30 June are as follows:

(Million Baht)

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Period | Cases | Before Restructuring | After Restructuring | End of Period |
| Less than 5 years | 468 | 4,042 | 3,602 | 3,412 | 251 | 1,746 | 1,708 | 1,483 |
| 5 to 10 years | 27 | 638 | 632 | 629 | 36 | 387 | 387 | 367 |
| Over 10 years | 37 | 2,303 | 2,303 | 2,300 | 35 | 117 | 117 | 116 |
| Total | 532 | 6,983 | 6,537 | 6,341 | 322 | 2,250 | 2,212 | 1,966 |

(Million Baht)

| | The Bank | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | | | | 2007 | | | |
| | | The Outstanding Debt | | | | The Outstanding Debt | | |
| Terms of debt restructuring agreements | Cases | Before Restructuring | After Restructuring | End of Period | Cases | Before Restructuring | After Restructuring | End of Period |
| Less than 5 years | 464 | 4,035 | 3,595 | 3,406 | 227 | 1,629 | 1,609 | 1,414 |
| 5 to 10 years | 27 | 638 | 632 | 629 | 33 | 364 | 365 | 345 |
| Over 10 years | 37 | 2,303 | 2,303 | 2,300 | 29 | 113 | 113 | 112 |
| Total | 528 | 6,976 | 6,530 | 6,335 | 289 | 2,106 | 2,087 | 1,871 |

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 96 | 180 | 211 | 345 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Debt restructuring contracts that incurred losses | 95 | 169 | 210 | 322 |

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Debt restructuring contracts that incurred losses | 233 | 237 |

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Debt restructuring contracts that incurred losses | 6,341 | 5,571 | 6,335 | 5,510 |
| Debt restructuring contracts that incurred no losses | 11,272 | 13,922 | 11,240 | 13,910 |
| Total | 17,613 | 19,493 | 17,575 | 19,420 |

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Debt restructuring contracts that incurred losses | 13,369 | 12,196 | 13,114 | 11,714 |
| Debt restructuring contracts that incurred no losses | 29,652 | 28,441 | 29,592 | 28,334 |
| Total | 43,021 | 40,637 | 42,706 | 40,048 |

## 11 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

30 June 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the period | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |
| Doubtful accounts (reversal) | 167 | 14 | (16) | (943) | 2,824 | (198) | 1,848 |
| Bad debts recovered | - | - | - | - | 186 | - | 186 |
| Bad debts written off | - | - | - | - | (2,274) | - | (2,274) |
| Others | - | - | - | - | 933 | 3 | 936 |
| Balance at the end of the period | 3,469 | 99 | 2,489 | 4,920 | 10,575 | 3,361 | 24,913 |

(Million Baht)

Consolidated

31 December 2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the year | 3,157 | 42 | 3,242 | 3,805 | 14,130 | 7,327 | 31,703 |
| Transferred from investments in Receivables | - | - | - | - | 9 | - | 9 |
| Doubtful accounts (reversal) | 145 | 43 | (737) | 2,058 | 6,414 | (3,629) | 4,294 |
| Bad debts recovered | - | - | - | - | 456 | - | 456 |
| Bad debts written off | - | - | - | - | (6,548) | - | (6,548) |
| Others | - | - | - | - | (5,555) | (142) | (5,697) |
| Balance at the end of the year | 3,302 | 85 | 2,505 | 5,863 | 8,906 | 3,556 | 24,217 |

(Million Baht)

The Bank

30 June 2008

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the period | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |
| Doubtful accounts (reversal) | 190 | 15 | (43) | (956) | 2,734 | (148) | 1,792 |
| Bad debt recovered | - | - | - | - | 186 | - | 186 |
| Bad debt written off | - | - | - | - | (1,714) | - | (1,714) |
| Others | - | - | - | - | 683 | - | 683 |
| Balance at the end of the period | 3,743 | 89 | 2,434 | 4,891 | 9,702 | 2,705 | 23,564 |

(Million Baht)

The Bank

31 December 2007

| | Pass | Special Mention | Sub-Standard | Doubtful | Doubtful of Loss | Allowances Established in Excess of BoT's Regulations | Total |
|---|---|---|---|---|---|---|---|
| Balance at the beginning of the year | 3,313 | 40 | 3,226 | 3,794 | 10,201 | 6,138 | 26,712 |
| Doubtful accounts (reversal) | 240 | 34 | (749) | 2,053 | 5,991 | (3,285) | 4,284 |
| Bad debt recovered | - | - | - | - | 456 | - | 456 |
| Bad debt written off | - | - | - | - | (4,609) | - | (4,609) |
| Others | - | - | - | - | (4,226) | - | (4,226) |
| Balance at the end of the year | 3,553 | 74 | 2,477 | 5,847 | 7,813 | 2,853 | 22,617 |

## 12 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Balance at the beginning of the period/year | 1,635 | 1,289 | 1,630 | 1,259 |
| Increase | 1,969 | 1,068 | 1,968 | 1,057 |
| Decrease due to write off | - | (630) | - | (630) |
| Change of classification | (3) | (5) | - | - |
| Amortization to interest income | (50) | (168) | (48) | (137) |
| Others | (637) | 81 | (637) | 81 |
| Balance at the end of the period/year | 2,914 | 1,635 | 2,913 | 1,630 |

## 13 PROPERTIES FORECLOSED

Properties foreclosed of :

(Million Baht)

| | Consolidated 30 June 2008 | | | |
|---|---|---|---|---|
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 16,682 | 1,691 | (2,371) | 16,002 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 16,710 | 1,691 | (2,371) | 16,030 |
| 2. Others | 633 | 64 | (112) | 585 |
| Total Foreclosed Properties | 17,343 | 1,755 | (2,483) | 16,615 |
| Less Allowances for impairment | (1,978) | (244) | 361 | (1,861) |
| Total Foreclosed Properties – net | 15,365 | 1,511 | (2,122) | 14,754 |

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 18,021 | 4,549 | (5,888) | 16,682 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 18,049 | 4,549 | (5,888) | 16,710 |
| 2. Others | 679 | 28 | (74) | 633 |
| Total Foreclosed Properties | 18,728 | 4,577 | (5,962) | 17,343 |
| Less Allowances for impairment | (2,232) | (695) | 949 | (1,978) |
| Total Foreclosed Properties – net | 16,496 | 3,882 | (5,013) | 15,365 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 30 June 2008 | | | |
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 12,627 | 1,592 | (1,527) | 12,692 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 12,655 | 1,592 | (1,527) | 12,720 |
| 2. Others | 65 | - | (29) | 36 |
| Total Foreclosed Properties | 12,720 | 1,592 | (1,556) | 12,756 |
| Less Allowances for impairment | (1,468) | (205) | 187 | (1,486) |
| Total Foreclosed Properties - net | 11,252 | 1,387 | (1,369) | 11,270 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| Type of Foreclosed Properties | Beginning Balance | Addition | Disposal | Ending Balance |
| 1. Assets acquired from debt repayment | | | | |
| 1.1 Immovable assets | 13,301 | 3,872 | (4,546) | 12,627 |
| 1.2 Movable assets | 28 | - | - | 28 |
| Total | 13,329 | 3,872 | (4,546) | 12,655 |
| 2. Others | 106 | 23 | (64) | 65 |
| Total Foreclosed Properties | 13,435 | 3,895 | (4,610) | 12,720 |
| Less Allowances for impairment | (1,796) | (429) | 757 | (1,468) |
| Total Foreclosed Properties - net | 11,639 | 3,466 | (3,853) | 11,252 |

**Transfer of Non-Performing Assets to Bangkok Commercial Asset Management Co., Ltd. (BAM)**

On 9 October 2006, the Bank entered into an agreement with Bangkok Commercial Asset Management Co., Ltd. (BAM) for the transfer of non-performing assets (NPA), as of 30 November 2006. The transfer price would be prorated by the appraised value of each property varied by liquidity condition of the asset. This is in compliance with Bank of Thailand Directive, Re: "Requirements and Operational Procedures for Asset Management Companies," dated 27 November 2000, and the Royal Decree on Asset Management Companies, B.E. 2541. The Bank is required to complete the classification of NPA within 120 days from the agreement-signing date. BAM will examine the assets before confirming to the Bank the purchase price on individual assets within 30 days from the date of asset classification made by the Bank. The Bank and BAM will enter into a sell and purchase agreement within 30 days from the signing date of a NPA transfer agreement. The Bank will then submit relevant ownership documents to BAM within 30 days from the signing date of the NPA transfer agreement. Payment for NPA will be in the form of non-interest bearing promissory notes. The term of the promissory notes will depend upon the liquidity of NPA being transferred.

As of 30 June 2008, the Bank has transfered NPA under the terms stated above and received non-interest bearing promissory notes in the amount of Baht 310 million. The stated non-interest bearing promissory notes are accounted for using the amortized cost method.

## 14 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

| | Consolidated 30 June 2008 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 818,799 | - | - | 818,799 |
| Special Mention | - | 19,389 | - | - | 19,389 |
| Sub-Standard | - | 5,746 | - | - | 5,746 |
| Doubtful | - | 9,884 | - | - | 9,884 |
| Doubtful of Loss | 4,962 | 21,078 | 1,093 | 591 | 27,724 |
| Total | 4,962 | 874,896 | 1,093 | 591 | 881,542 |

(Million Baht)

| | Consolidated 31 December 2007 | | | | |
|---|---|---|---|---|---|
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 739,772 | - | - | 739,772 |
| Special Mention | - | 10,924 | - | - | 10,924 |
| Sub-Standard | - | 5,419 | - | - | 5,419 |
| Doubtful | - | 11,282 | - | - | 11,282 |
| Doubtful of Loss | 4,712 | 18,477 | 1,200 | 617 | 25,006 |
| Total | 4,712 | 785,874 | 1,200 | 617 | 792,403 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 30 June 2008 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 821,377 | - | - | 821,377 |
| Special Mention | - | 17,968 | - | - | 17,968 |
| Sub-Standard | - | 5,371 | - | - | 5,371 |
| Doubtful | - | 9,661 | - | - | 9,661 |
| Doubtful of Loss | 4,965 | 18,618 | 806 | 588 | 24,977 |
| Total | 4,965 | 872,995 | 806 | 588 | 879,354 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Investments | Loans and Accrued Interest Receivables | Properties Foreclosed | Other Assets | Total |
| Pass | - | 744,328 | - | - | 744,328 |
| Special Mention | - | 9,315 | - | - | 9,315 |
| Sub-Standard | - | 5,187 | - | - | 5,187 |
| Doubtful | - | 11,221 | - | - | 11,221 |
| Doubtful of Loss | 4,672 | 15,668 | 793 | 614 | 21,747 |
| Total | 4,672 | 785,719 | 793 | 614 | 791,798 |

## 15 PREMISES AND EQUIPMENT

Changes in premises and equipment for the six-month periods ended 30 June 2008 and 2007 are summarized as follows:

(Million Baht)

Consolidated

30 June 2008

| | Change of Cost | | | | | | | Change of Accumulated Depreciation | | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Decrease | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | | | |
| Cost | 2,909 | - | 15 | - | - | - | 2,924 | - | - | - | - | - | - | 423 | (40) | 383 | 2,486 | 2,541 |
| Revalued cost | 6,127 | - | - | 427 | - | - | 6,554 | - | - | - | - | - | - | - | - | - | 6,127 | 6,554 |
| Building | | | | | | | | | | | | | | | | | | |
| Cost | 9,250 | 12 | 478 | - | - | - | 9,740 | 3,828 | 106 | - | - | - | 3,934 | 159 | (37) | 122 | 5,263 | 5,684 |
| Revalued cost | 6,957 | - | - | 1,544 | - | - | 8,501 | 3,344 | 83 | 597 | - | - | 4,024 | - | - | - | 3,613 | 4,477 |
| Equipment | 14,508 | 350 | 2,485 | - | (39) | (3) | 17,301 | 10,697 | 796 | - | (39) | (3) | 11,451 | 8 | - | 8 | 3,803 | 5,842 |
| Others | 3,308 | 2,185 | - | - | (1) | (2,942) | 2,550 | 66 | 31 | - | (1) | - | 96 | - | - | - | 3,242 | 2,454 |
| Total | 43,059 | 2,547 | 2,978 | 1,971 | (40) | (2,945) | 47,570 | 17,935 | 1,016 | 597 | (40) | (3) | 19,505 | 590 | (77) | 513 | 24,534 | 27,552 |

(Million Baht)

Consolidated

30 June 2007

| | Change of Cost | | | | | | Change of Accumulated Depreciation | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Disposal | Transfer out | Ending Balance | Beginning Balance | Increase (Decrease) | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | |
| Cost | 2,895 | - | - | - | (15) | 2,880 | - | - | - | - | - | 431 | (8) | 423 | 2,464 | 2,457 |
| Revalued cost | 6,127 | - | - | - | - | 6,127 | - | - | - | - | - | - | - | - | 6,127 | 6,127 |
| Building | | | | | | | | | | | | | | | | |
| Cost | 9,104 | - | 32 | - | (14) | 9,122 | 3,640 | 92 | - | (7) | 3,725 | 159 | - | 159 | 5,305 | 5,238 |
| Revalued cost | 6,967 | - | - | - | (9) | 6,958 | 3,212 | 69 | - | (5) | 3,276 | - | - | - | 3,755 | 3,682 |
| Equipment | 14,338 | 10 | 483 | (234) | (1) | 14,596 | 10,751 | 423 | (233) | (2) | 10,939 | 8 | - | 8 | 3,579 | 3,649 |
| Others | 1,131 | 1,558 | - | (14) | (530) | 2,145 | 68 | 18 | (14) | (1) | 71 | - | - | - | 1,063 | 2,074 |
| Total | 40,562 | 1,568 | 515 | (248) | (569) | 41,828 | 17,671 | 602 | (247) | (15) | 18,011 | 598 | (8) | 590 | 22,293 | 23,227 |

Depreciation presented in the statements of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2008 and 2007 amounted to Baht 1,015 million and Baht 602 million, respectively (including depreciation on building revaluation of Baht 83 million and Baht 69 million, respectively). As of 30 June 2008 and 31 December 2007, premises and equipment with original costs of Baht 8,102 million and Baht 8,363 million, respectively, were fully depreciated but still in use.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

FOR THE YEAR ENDED 31 DECEMBER 2007

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2008 AND 2007 (UNAUDITED)

(Million Baht)

The Bank

30 June 2008

| | Change of Cost | | | | | | | Change of Accumulated Depreciation | | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Appraisal surplus | Disposal | Transfer out | Ending Balance | Beginning Balance | Decrease | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | | | |
| Cost | 2,877 | - | 15 | - | - | - | 2,892 | - | - | - | - | - | - | 423 | (40) | 383 | 2,454 | 2,509 |
| Revalued cost | 6,127 | - | - | 427 | - | - | 6,554 | - | - | - | - | - | - | - | - | - | 6,127 | 6,554 |
| Building | | | | | | | | | | | | | | | | | | |
| Cost | 8,986 | - | 478 | - | - | - | 9,464 | 3,712 | 90 | - | - | - | 3,802 | 159 | (37) | 122 | 5,115 | 5,540 |
| Revalued cost | 6,957 | - | - | 1,544 | - | - | 8,501 | 3,344 | 83 | 597 | - | - | 4,024 | - | - | - | 3,613 | 4,477 |
| Equipment | 14,328 | 2 | 2,484 | - | (37) | (3) | 16,774 | 10,603 | 597 | - | (37) | (3) | 11,160 | 8 | - | 8 | 3,717 | 5,606 |
| Others | 2,956 | 1,997 | - | - | - | (2,938) | 2,015 | - | - | - | - | - | - | - | - | - | 2,956 | 2,015 |
| Total | 42,231 | 1,999 | 2,977 | 1,971 | (37) | (2,941) | 46,200 | 17,659 | 770 | 597 | (37) | (3) | 18,986 | 590 | (77) | 513 | 23,982 | 26,701 |

(Million Bal

The Bank

30 June 2007

| | Change of Cost | | | | | | Change of Accumulated Depreciation | | | | | Change of Allowance for Impairment | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Purchase | Transfer in | Disposal | Transfer out | Ending Balance | Beginning Balance | Depreciation | Disposal | Transfer out | Ending Balance | Beginning Balance | Increase | Ending Balance | Beginning Balance | Ending Balance |
| Land | | | | | | | | | | | | | | | | |
| Cost | 2,892 | - | - | - | (15) | 2,877 | - | - | - | - | - | 431 | (8) | 423 | 2,461 | 2,454 |
| Revalued cost | 6,127 | - | - | - | - | 6,127 | - | - | - | - | - | - | - | - | 6,127 | 6,127 |
| Building | | | | | | | | | | | | | | | | |
| Cost | 8,875 | - | 33 | - | (14) | 8,894 | 3,546 | 87 | - | (7) | 3,626 | 159 | - | 159 | 5,170 | 5,109 |
| Revalued cost | 6,967 | - | - | - | (10) | 6,957 | 3,212 | 69 | - | (5) | 3,276 | - | - | - | 3,755 | 3,681 |
| Equipment | 14,204 | - | 483 | (230) | (1) | 14,456 | 10,696 | 412 | (230) | (1) | 10,877 | 8 | - | 8 | 3,500 | 3,571 |
| Others | 991 | 1,349 | - | - | (529) | 1,811 | - | - | - | - | - | - | - | - | 991 | 1,811 |
| Total | 40,056 | 1,349 | 516 | (230) | (569) | 41,122 | 17,454 | 568 | (230) | (13) | 17,779 | 598 | (8) | 590 | 22,004 | 22,753 |

Depreciation presented in the statements of income of the Bank for the six-month periods ended 30 June 2008 and 2007 amounted to Baht 770 million and Baht 568 million, respectively including depreciation on building revaluation of Baht 83 million and Baht 69 million, respectively). As of 30 June 2008 and 2007, premises and equipment with original costs of Baht 8,021 million and Baht 8,313 million, respectively, were fully depreciated but still in use.

The Bank completed the revaluation of its lands and buildings during the period ended 30 June 2008 and issued such report, dated 14 May 2008, to the Bank of Thailand. As at the date of revaluation, appraisal surplus on asset revaluation increased by Baht 1,374 million while there was a reversal of allowance for impairment losses on lands and buildings of Baht 88 million. Such reversal was recorded as other income in the statement of income.

## 16 INTANGIBLE ASSETS

Changes in intangible assets for the years ended 30 June 2008 and 2007 are summarized as follows:

(Million Baht)

Consolidated

30 June 2008

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 1,134 | 29 | (2) | 1,161 | 571 | 38 | (2) | 607 | 563 | 554 |
| Application software | 8,287 | 1,395 | (46) | 9,636 | 3,198 | 409 | - | 3,607 | 5,089 | 6,029 |
| Business purchased | 270 | - | - | 270 | 189 | 13 | - | 202 | 81 | 68 |
| Goodwill | 1,436 | - | - | 1,436 | 269 | - | - | 269 | 1,167 | 1,167 |
| Others | 10 | - | - | 10 | 10 | - | - | 10 | - | - |
| Total | 11,137 | 1,424 | (48) | 12,513 | 4,237 | 460 | (2) | 4,695 | 6,900 | 7,818 |

(Million Baht)

Consolidated

30 June 2007

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 943 | 97 | - | 1,040 | 510 | 30 | - | 540 | 433 | 500 |
| Application softwares | 6,172 | 1,272 | (355) | 7,089 | 2,598 | 297 | - | 2,895 | 3,574 | 4,194 |
| Goodwill | 1,436 | - | - | 1,436 | 125 | 72 | - | 197 | 1,311 | 1,239 |
| Others | 10 | - | - | 10 | 9 | 1 | - | 10 | 1 | - |
| Total | 8,561 | 1,369 | (355) | 9,575 | 3,242 | 400 | - | 3,642 | 5,319 | 5,933 |

Amortization presented in the statements of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2008 and 2007 amounted to Baht 460 million and Baht 400 million, respectively. As of 30 June 2008 and 31 December 2007, intangible assets with original costs of Baht 1,440 million and Baht 1,232 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

30 June 2008

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer Out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 1,134 | 29 | (2) | 1,161 | 571 | 38 | (2) | 607 | 563 | 554 |
| Application software | 8,184 | 1,333 | (45) | 9,472 | 3,136 | 383 | - | 3,519 | 5,048 | 5,953 |
| Total | 9,318 | 1,362 | (47) | 10,633 | 3,707 | 421 | (2) | 4,126 | 5,611 | 6,507 |

(Million Baht)

The Bank

30 June 2007

| | Change of Cost | | | | Change of Accumulated Amortization | | | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Increase | Transfer Out | Ending Balance | Beginning Balance | Amortization | Transfer out | Ending Balance | Beginning Balance | Ending Balance |
| Leasehold | 943 | 97 | - | 1,040 | 510 | 30 | - | 540 | 433 | 500 |
| Application software | 6,086 | 1,267 | (355) | 6,998 | 2,547 | 291 | - | 2,838 | 3,539 | 4,160 |
| Total | 7,029 | 1,364 | (355) | 8,038 | 3,057 | 321 | - | 3,378 | 3,972 | 4,660 |

Amortization presented in the statements of income of the Bank for the six-month periods ended 30 June 2008 and 2007 amounted to Baht 421 million and Baht 321 million, respectively.

As of 30 June 2008 and 31 December 2007, intangible assets with original costs of Baht 1,394 million and Baht 1,210 million, respectively, were fully amortized but still in use.

## 17 DEPOSITS

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Current | 46,123 | 42,507 | 46,206 | 42,753 |
| Savings | 398,300 | 391,866 | 399,102 | 392,206 |
| Term | | | | |
| - Less than 6 months | 267,202 | 211,269 | 267,333 | 211,269 |
| - 6 months and less than 1 year | 58,958 | 66,032 | 58,958 | 66,032 |
| - 1 year and over 1 year | 66,547 | 72,148 | 66,547 | 72,148 |
| Total | 837,130 | 783,822 | 838,146 | 784,408 |

2. Classified by Maturity of Contracts

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Within 1 year | 827,562 | 781,963 | 828,578 | 782,549 |
| Over 1 year | 9,568 | 1,859 | 9,568 | 1,859 |
| Total | 837,130 | 783,822 | 838,146 | 784,408 |

3. Classified by Currencies and Residency of Depositors

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 806,335 | 22,203 | 828,538 | 754,724 | 19,968 | 774,692 |
| US Dollars | 7,307 | 147 | 7,454 | 8,003 | 195 | 8,198 |
| Other currencies | 967 | 171 | 1,138 | 778 | 154 | 932 |
| Total | 814,609 | 22,521 | 837,130 | 763,505 | 20,317 | 783,822 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Baht | 807,351 | 22,203 | 829,554 | 755,310 | 19,968 | 775,278 |
| US Dollars | 7,307 | 147 | 7,454 | 8,003 | 195 | 8,198 |
| Other currencies | 967 | 171 | 1,138 | 778 | 154 | 932 |
| Total | 815,625 | 22,521 | 838,146 | 764,091 | 20,317 | 784,408 |

## 18 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 57 | 5,495 | 5,552 | - | 7,475 | 7,475 |
| Commercial banks | 2,334 | - | 2,334 | 1,628 | 1 | 1,629 |
| Other banks | 250 | - | 250 | 276 | - | 276 |
| Finance, securities and credit foncier companies | 2,975 | 27 | 3,002 | 2,250 | 26 | 2,276 |
| Other financial institutions | 948 | 11 | 959 | 922 | 1,417 | 2,339 |
| Total Domestic | 6,564 | 5,533 | 12,097 | 5,076 | 8,919 | 13,995 |
| 2. Foreign | | | | | | |
| US Dollars | 653 | - | 653 | 11 | - | 11 |
| Yen | 239 | - | 239 | 27 | - | 27 |
| Other currencies | 404 | - | 404 | 152 | - | 152 |
| Total Foreign | 1,296 | - | 1,296 | 190 | - | 190 |
| Total Domestic and Foreign | 7,860 | 5,533 | 13,393 | 5,266 | 8,919 | 14,185 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | At call | Term | Total | At call | Term | Total |
| 1. Domestic | | | | | | |
| The BoT and FIDF | 57 | 5,495 | 5,552 | - | 7,475 | 7,475 |
| Commercial banks | 2,342 | - | 2,342 | 1,628 | 1 | 1,629 |
| Other banks | 250 | - | 250 | 276 | - | 276 |
| Finance, securities and | | | | | | |
| credit foncier companies | 3,355 | 27 | 3,382 | 2,386 | 25 | 2,411 |
| Other financial institutions | 927 | 11 | 938 | 923 | 1,417 | 2,340 |
| Total Domestic | 6,931 | 5,533 | 12,464 | 5,213 | 8,918 | 14,131 |
| 2. Foreign | | | | | | |
| US Dollars | 653 | - | 653 | 11 | - | 11 |
| Yen | 239 | - | 239 | 27 | - | 27 |
| Other currencies | 404 | - | 404 | 152 | - | 152 |
| Total Foreign | 1,296 | - | 1,296 | 190 | - | 190 |
| Total Domestic and Foreign | 8,227 | 5,533 | 13,760 | 5,403 | 8,918 | 14,321 |

## 19 SHORT-TERM BORROWINGS

The Bank issued short-term unsubordinated debentures in name certificates without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings consisted of:

(Million Baht)

Consolidated

| | 30 June 2008 | | | 31 December 2007 | | |
|---|---|---|---|---|---|---|
| Project | Maturity(Days) | Interest Rate (%) | Amount | Maturity(Days) | Interest Rate (%) | Amount |
| 1/2548 | 8-51 | 3.10-3.35 | 8,900 | 63-84 | 3.30-3.40 | 1,523 |
| 2/2548 | 82-83 | 3.40-3.45 | 905 | 1-2 | 3.00 | 4,255 |
| 1/2549 | 43-127 | 3.00-3.10 | 2,635 | - | - | - |
| 2/2549 | 17-155 | 3.05 | 5,500 | 2-71 | 3.00-3.35 | 8,300 |
| Other borrowings | 10-364 | 0.5-4.10 | 32,121 | 1-278 | 0.50-3.60 | 24,997 |
| Total | | | 50,061 | | | 39,075 |

(Million Baht)

The Bank

| | 30 June 2008 | | | 31 December 2007 | | |
|---|---|---|---|---|---|---|
| Project | Maturity(Days) | Interest Rate (%) | Amount | Maturity(Days) | Interest Rate (%) | Amount |
| 1/2548 | 8-51 | 3.10-3.35 | 8,900 | 63-84 | 3.30-3.40 | 1,523 |
| 2/2548 | 82-83 | 3.40-3.45 | 905 | 1-2 | 3.00 | 4,255 |
| 1/2549 | 43-127 | 3.00-3.10 | 2,635 | - | - | - |
| 2/2549 | 17-155 | 3.05 | 5,500 | 2-71 | 3.00-3.35 | 8,300 |
| Other borrowings | 10-364 | 0.5-4.10 | 31,776 | 1-278 | 0.50-3.60 | 24,600 |
| Total | | | 49,716 | | | 38,678 |

## 20 LONG-TERM BORROWINGS

Long-term borrowings consisted of :

(Million Baht)

| | Consolidated and The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Other borrowings | 1,099 | - | 1,099 | 301 | - | 301 |
| Subordinated Debentures | - | 6,679 | 6,679 | - | 6,724 | 6,724 |
| Subordinated Debentures | | | | | | |
| KASIKORNBANK Plc. No.3 | 12,000 | - | 12,000 | 12,000 | - | 12,000 |
| Total | 13,099 | 6,679 | 19,778 | 12,301 | 6,724 | 19,025 |

### SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

### SUBORDINATED DEBENTURES NO. 3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

## 21 WARRANTS

A resolution was passed by the Extraordinary Meeting of Shareholders held on 11 August 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

| Details of Warrants | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|
| 1. Offering date | 1 – 31 August 2000 | 7 – 28 December 2001 | 2 – 30 December 2002 |
| 2. Maturity | five-year and four-month | five-year and one-day | five-year |
| 3. Offering price | zero Baht | zero Baht | zero Baht |
| 4. Right to exercise | 1 warrant : 1 ordinary share | 1 warrant : 1 ordinary share | 1 warrant : 1 ordinary share |
| 5. Exercise price | 30 Baht | 30 Baht | 27.82 Baht |
| 6. Exercise date (every last business day) | June and December | June and December | March, June, September and December |
| 7. Term of exercise period | 28 Dec 2001 – 30 Dec 2005 | 30 Dec 2002 – 29 Dec 2006 | 30 Dec 2003 – 30 Dec 2007 |
| 8. Total offered | 18,500,000 units | 5,000,000 units | 26,500,000 units |
| 9. Total allocated | 15,612,600 units | 3,962,500 units | 26,490,560 units |
| 10. Total allocated and accepted | 15,586,300 units | 3,885,300 units | 26,048,380 units |

| | Number of Unit |
|---|---|
| The movements of warrants during the year | Phase 3 |
| Beginning balance as of 1 January 2007 | 6,869,580 |
| Less Exercised | (6,652,068) |
| Less Exercise right terminated by employee's retirement | (60,176) |
| Less Exercise right expired | (157,336) |
| Ending balance as of 31 December 2007 | - |

## 22 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank only basic earnings per share for the three-month period ended 30 June 2008 was based on profit attributable to ordinary shareholders of Baht 4,270 million and Baht 4,062 million, respectively (2007: Baht 4,088 million and Baht 4,108 million, respectively) and the weighted average number of ordinary shares outstanding for the three-month period ended 30 June 2008 of 2,393,260,193 shares (2007: 2,387,502,094 shares).

The calculation of the consolidated and the Bank only basic earnings per share for the six-month period ended 30 June 2008 was based on profit attributable to ordinary shareholders of Baht 8,708 million and Baht 8,300 million, respectively (2007: Baht 7,964 million and Baht 7,962 million, respectively) and the weighted average number of ordinary shares outstanding for the six-month period ended 30 June 2008 of 2,392,982,288 shares (2007: 2,386,811,149 shares).

The calculation of the weighted average number of ordinary shares outstanding for the three-month and six-month periods ended 30 June 2008 and 2007 is as follows:

| | Consolidated and The Bank | | | | | |
|---|---|---|---|---|---|---|
| | Share capital | | Number of the weighted average number of ordinary shares (Shares) | | | |
| | Number of shares | Amount (Million Baht) | For the three – month periods Ended 30 June | | For the six – month periods Ended 30 June | |
| | | | 2008 | 2007 | 2008 | 2007 |
| Issued ordinary shares as of 1 January 2007 | 2,382,147,733 | 23,821 | | 2,382,147,733 | | 2,382,147,733 |
| Add: | | | | | | |
| - The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors) | | | | | | |
| 2007 | | | | | | |
| 11 January : | 4,460,392 | 45 | | 4,460,392 | | 4,213,962 |
| 11 April : | 1,004,336 | 10 | | 893,969 | | 449,454 |
| Issued ordinary shares as of 30 June 2007 | 2,387,612,461 | 23,876 | | 2,387,502,094 | | 2,386,811,149 |
| Issued ordinary shares as of 1 January 2008 | 2,388,202,317 | 23,882 | 2,388,202,317 | | 2,388,202,317 | |
| 2008 | | | | | | |
| 11 January : | 5,057,876 | 50 | 5,057,876 | | 4,779,971 | |
| Issued ordinary shares as of 30 June 2008 | 2,393,260,193 | 23,932 | 2,393,260,193 | | 2,392,982,288 | |

## 23 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

(Million Baht)

| | 30 June 2008 | 31 December 2007 |
|---|---|---|
| Tier 1 Capital | | |
| Issued and fully paid up share capital, premiums on share capital | 42,036 | 41,895 |
| Legal reserves | 2,920 | 2,160 |
| Net income after appropriation | 41,421 | 38,662 |
| Total Tier 1 Capital | 86,377 | 82,717 |
| Tier 2 Capital | | |
| Surplus on land revaluation | 4,288 | 4,288 |
| Surplus on premises revaluation | 1,773 | 1,806 |
| Surplus on marketable equity securities revaluation | 202 | 179 |
| Provision for normal assets | 8,613 | 4,858 |
| Subordinated debentures | 18,639 | 18,685 |
| Total Tier 2 Capital | 33,515 | 29,816 |
| Total Capital Requirements | 119,892 | 112,533 |

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

| | Percentage | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Total Capital Requirements | 14.34 | 14.62 |
| Tier-1 Capital | 10.33 | 10.74 |

## 24 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand requires that subsidiary companies shall allocate not less 5 percent of its annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

## 25 DIVIDEND PAYMENTS

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, in which Baht 1,194 million was paid on 27 September 2007 and the remaining balance of Baht 3,590 million was paid on 28 April 2008.

On 30 August 2007, the Board of Directors Meeting the Bank approved to pay dividends from the six-month operating results at the rate of Baht 0.50 per share, totaling Baht 1,194 million, which was paid on 27 September 2007.

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totaling Baht 4,175 million, in which Baht 1,191 million was paid on 27 September 2006 and the remaining balance of Baht 2,984 million was paid on 30 April 2007.

## 26 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| General customers | 383 | 1,005 | 1,848 | 1,935 |
| Financial institutions | (22) | (4) | 3 | (5) |
| Total | 361 | 1,001 | 1,851 | 1,930 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| General customers | 306 | 1,010 | 1,792 | 1,968 |
| Financial institutions | (22) | (4) | 3 | (5) |
| Total | 284 | 1,006 | 1,795 | 1,963 |

## 27 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring consisted of:

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans) | 1,585 | 174 | 1,905 | 228 |
| Transferred assets lower than investments in receivables | 33 | 145 | 99 | 168 |
| Total | 1,618 | 319 | 2,004 | 396 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans) | 1,583 | 171 | 1,903 | 223 |
| Transferred assets lower than investments in receivables | 52 | 122 | 95 | 138 |
| Total | 1,635 | 293 | 1,998 | 361 |

## 28 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Deposits | 1,322 | 33 |
| Government bonds | 691 | 3,147 |
| State enterprise bonds | 2,776 | 3,155 |
| Foreign bonds | 136 | 137 |
| Total | 4,925 | 6,472 |

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

## 29 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals on bills | 1,822 | - | 1,822 | 925 | - | 925 |
| Letters of indemnity- | | | | | | |
| borrowing | 13 | 230 | 243 | - | 217 | 217 |
| Other guarantees | 65,722 | 9,559 | 75,281 | 65,438 | 7,157 | 72,595 |
| Letters of credit | 1,908 | 27,444 | 29,352 | 1,277 | 19,220 | 20,497 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 43,596 | 343,890 | 387,486 | 38,162 | 299,976 | 338,138 |
| Sale agreements | 28,954 | 381,871 | 410,825 | 8,057 | 364,414 | 372,471 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 515,186 | 60,292 | 575,478 | 318,979 | 67,813 | 386,792 |
| Sale agreements | 514,732 | 66,999 | 581,731 | 318,579 | 84,325 | 402,904 |
| Credit Default Swap | - | 1,509 | 1,509 | - | 1,520 | 1,520 |
| Unused credit line of | | | | | | |
| overdraft | 132,906 | - | 132,906 | 126,933 | - | 126,933 |
| Others | 1,539 | 5,284 | 6,823 | 1,456 | 6,041 | 7,497 |
| Total | 1,306,378 | 897,078 | 2,203,456 | 879,806 | 850,683 | 1,730,489 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Baht | Foreign Currency | Total | Baht | Foreign Currency | Total |
| Avals on bills | 1,822 | - | 1,822 | 925 | - | 925 |
| Letters of indemnity-borrowing | 13 | 230 | 243 | - | 217 | 217 |
| Other guarantees | 65,689 | 9,340 | 75,029 | 65,341 | 6,941 | 72,282 |
| Letters of credit | 1,908 | 27,444 | 29,352 | 1,277 | 19,220 | 20,497 |
| Exchange rate agreements | | | | | | |
| Purchase agreements | 43,596 | 343,890 | 387,486 | 38,162 | 299,976 | 338,138 |
| Sale agreements | 28,954 | 381,871 | 410,825 | 8,057 | 364,414 | 372,471 |
| Interest rate agreements | | | | | | |
| Purchase agreements | 515,186 | 60,292 | 575,478 | 318,979 | 67,813 | 386,792 |
| Sale agreements | 514,732 | 66,999 | 581,731 | 318,579 | 84,325 | 402,904 |
| Credit Default Swap | - | 1,509 | 1,509 | - | 1,520 | 1,520 |
| Unused credit line of overdraft | 132,906 | - | 132,906 | 126,933 | - | 126,933 |
| Others | 1,514 | 5,284 | 6,798 | 1,438 | 6,041 | 7,479 |
| Total | 1,306,320 | 896,859 | 2,203,179 | 879,691 | 850,467 | 1,730,158 |

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,717 million and Baht 9,201 million as of 30 June 2008 and 31 December 2007, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

## 30 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| | End of the Period | End of the Year |
| Loans | | |
| 1. Executive officers | 25 | 18 |
| 2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1] | 1,198 | 820 |
| Total | 1,223 | 838 |
| Contingencies | | |
| 1. Executive officers | - | - |
| 2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital | 38 | 44 |
| Total | 38 | 44 |

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

| | The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| | End of the Period | End of the Year |
| Loans | | |
| 1. Executive officers | 25 | 18 |
| 2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1] | 32,820 | 30,226 |
| Total | 32,845 | 30,244 |
| Contingencies | | |
| 1. Executive officers | - | - |
| 2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital | 53 | 56 |
| Total | 53 | 56 |

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

| Company Name | Type of Relationship | % Shareholding Directly and Indirectly | | Type of share | Type of Business |
|---|---|---|---|---|---|
| | | 30 June 2008 | 31 December 2007 | | |
| Phethai Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Asset Management |
| Kasikorn Research Center Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Kasikorn Asset Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Mutual Fund Management |
| Kasikorn Securities Public Co., Ltd. | Subsidiary | 99.99% | 99.99% | Ordinary share | Securities Business |
| Kasikorn Factoring Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Kasikorn Leasing Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Lending |
| Progress Land and Buildings Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Property Development |
| KHAO KLA Venture Capital Management Co., Ltd.* | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital Management |
| K-SME Venture Capital Co., Ltd | Subsidiary | 100.00% | 100.00% | Ordinary share | Venture Capital |
| Progress Gunpai Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Plus Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Facilities Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Management Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Software Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Storage Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Support Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Service Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress HR Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Appraisal Co., Ltd. | Subsidiary | 100.00% | 100.00% | Ordinary share | Service |
| Progress Collection Co., Ltd. | Subsidiary | 100.00% | - | Ordinary share | Service |

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

| | The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Loans | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | | |
| Beginning of the period/year | 3,745 | 6,550 |
| Deduction | (2,565) | (2,805) |
| Ending of the period/year | 1,180 | 3,745 |
| Accrued interest receivables | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 3 | 10 |
| Deposits | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 94 | 32 |

(Million Baht)

| | The Bank | |
|---|---|---|
| | For the Three-Month Periods Ended 30 June | |
| | 2008 | 2007 |
| Interest income | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 16 | 52 |

(Million Baht)

| | The Bank | |
|---|---|---|
| | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 |
| Interest income | | |
| Subsidiary Companies | | |
| - Phethai Asset Management Co., Ltd. | 25 | 118 |

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 30 June 2008 and 31 December 2007 the pledged deposits were Baht 86 million and Baht 19 million, respectively.

As at 30 June 2008 and 31 December 2007, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 12 million and Baht 38 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Loans | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Leasing Co., Ltd. | - | - | 26,457 | 21,836 |
| - Kasikorn Factoring Co., Ltd. | - | - | 3,985 | 3,825 |
| Other Assets | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 42 | 33 |
| - Kasikorn Leasing Co., Ltd. | - | - | 6 | 15 |
| Deposits | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Leasing Co., Ltd. | - | - | 352 | 156 |
| - Progress Gunpai Co., Ltd. | - | 164 | 177 | 164 |
| - Kasikorn Factoring Co., Ltd. | - | - | 152 | 162 |
| - Kasikorn Asset Management Co., Ltd. | - | - | 82 | 84 |
| - Progress Software Co., Ltd. | - | 62 | 59 | 62 |
| - K-SME Venture Capital Co., Ltd | - | - | 46 | 100 |
| - Progress Appraisal Co., Ltd. | - | 21 | 35 | 21 |
| - Kasikorn Research Center Co., Ltd. | - | - | 30 | 30 |
| - Progress Service Support Co., Ltd. | - | 5 | 25 | 5 |
| - Progress Land and Buildings Co., Ltd. | - | - | 24 | 19 |
| - Progress HR Co., Ltd. | - | 19 | 23 | 19 |
| - Progress Management Co., Ltd. | - | 23 | 21 | 23 |
| - Progress Services Co., Ltd. | - | 26 | 20 | 26 |
| - Progress Facilities Management Co., Ltd. | - | 23 | 19 | 23 |
| - Progress Storage Co., Ltd. | - | 15 | 12 | 15 |
| - Progress Plus Co., Ltd. | - | 42 | 3 | 42 |

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Deposits | | | | |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 34 | 17 | 34 | 17 |
| Interbank and Money Market Items (Liabilities) | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Securities Public Co., Ltd. | - | - | 381 | 324 |
| Borrowings | | | | |
| Subsidiary Company | | | | |
| - Kasikorn Asset Management Co., Ltd. | - | - | 589 | 306 |
| Other Liabilities | | | | |
| Subsidiary Companies | | | | |
| - Progress Software Co., Ltd. | - | 73 | 113 | 73 |
| - Progress Plus Co., Ltd. | - | 47 | 69 | 47 |
| - Progress Appraisal Co., Ltd. | - | 14 | 14 | 14 |
| - Progress HR Co., Ltd. | - | - | 14 | - |
| - Progress Service Support Co., Ltd. | - | 23 | - | 23 |
| Associated Company | | | | |
| - Processing Center Co., Ltd. | 6 | 11 | 6 | 11 |
| Contingencies | | | | |
| Subsidiary Companies | | | | |
| - Kasikorn Factoring Co., Ltd. | - | - | 15 | 10 |
| - Kasikorn Securities Public Co., Ltd. | - | - | 7 | 11 |

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost plus additional expenses. As of 30 June 2008 and 31 December 2007, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 16 million and Baht 4 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | For the Three-Month Periods Ended 30 June | | For the Three-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiary Companies | | | | |
| Revenue: | | | | |
| Interest income | - | - | 320 | 232 |
| Dividend income | - | - | 60 | 230 |
| Fee income | - | - | 108 | 64 |
| Other income | - | - | 15 | 10 |
| Expenses: | | | | |
| Personnel expenses | - | - | 194 | 27 |
| Other expenses | - | 437 | 689 | 467 |
| Associated Companies | | | | |
| Expenses: | | | | |
| Other expenses | 17 | 14 | 17 | 14 |

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | For the Six-Month Periods Ended 30 June | | For the Six-Month Periods Ended 30 June | |
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiary Companies | | | | |
| Revenue: | | | | |
| Interest income | - | - | 621 | 441 |
| Dividend income | - | - | 120 | 370 |
| Fee income | - | - | 214 | 128 |
| Other income | - | - | 30 | 19 |
| Expenses: | | | | |
| Interest expenses | - | - | 14 | 21 |
| Personnel expenses | - | - | 220 | 112 |
| Other expenses | - | 852 | 1,154 | 903 |
| Associated Companies | | | | |
| Expenses: | | | | |
| Other expenses | 33 | 27 | 33 | 27 |

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the six-month periods ended 30 June 2008 and 2007, the Bank incurred expenses amounting to Baht 220 million and Baht 112 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Loans | | |
| - Charoen Pokphand Foods Public Co., Ltd. | 1,089 | 357 |
| - Bangkok Glass Industry Co., Ltd. | 380 | 164 |
| - Dole Thailand Co., Ltd. | 260 | 393 |
| - Loxley Public Co., Ltd. | 212 | 162 |
| - Yip In Tsoi & Jacks Ltd. | 80 | 49 |
| - Jutha Maritime Public Co., Ltd. | 66 | 66 |
| - Thanakorn Vegetable Oil Products Co., Ltd. | - | 31 |
| Deposits | | |
| - Muang Thai Life Assurance Co., Ltd. | 535 | 408 |
| - Serm Suk Public Co., Ltd. | 259 | 162 |
| - Com - Link Co., Ltd. | 245 | 188 |
| - Aspac Oil (Thailand) Co., Ltd. | 198 | 126 |
| - Muang Thai Insurance Public Co., Ltd | 177* | - ** |
| - Thai British Security Printing Public Co., Ltd. | 114 | 67 |
| - Mitsubishi Elevator Asia Co., Ltd. | 86 | 83 |
| - Smithithada Co., Ltd. | 69 | 77 |
| - Loxley Public Co., Ltd. | 65 | 74 |
| - The Lamsam Estate Co.,Ltd | 55 | - |
| - The Patra Samphant Co.,Ltd | 52 | - |
| - Nithi Thamrong Co., Ltd. | 44 | 50 |
| - Chulintrawong Co.,Ltd | 41 | - |
| - Sup Wattana Co., Ltd. | 37 | 37 |
| - Sathira Phattana Co.,Ltd | 36 | - |
| - Bangkok Glass Industry Co., Ltd. | 31 | 33 |

* During 2008, Patra Insurance Public Co., Ltd. Merged into Muang Thai Insurance Public Co., Ltd.

** As of 31 December 2007 this company was not a related party of the Bank

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Deposits | | |
| - Sermsuk Beverage Co., Ltd. | 31 | 14 |
| - The Deves Insurance Public Co,. Ltd. | 28 | 18 |
| - Avant Development Co., Ltd. | 26 | 14 |
| - Floor Industry Co., Ltd. | 24 | 23 |
| - Architect 49 Co., Ltd. | 19 | 6 |
| - Min Sen Machinery Co.,Ltd | 19 | 3 |
| - Charoen Pokphand Foods Public Co., Ltd. | 17 | 18 |
| - Dole Thailand Co., Ltd. | 17 | 1 |
| - Thanakorn Vegetable Oil Products Co., Ltd. | 12 | 3 |
| - Loxley Trading Co., Ltd. | 11 | 42 |
| - CS Loxinfo Public Co., Ltd. | 11 | 11 |
| - Loxley Informatiom Co., Ltd | 11 | 4 |
| - Ekpavee Co., Ltd. | 10 | 2 |
| - Construction Accessirues Co.,Ltd | 10 | 1 |
| - National ITMX Co., Ltd. | 9 | 14 |
| - Chanaporn Co., Ltd. | 5 | 11 |
| - Suludee Co., Ltd. | 1 | 16 |
| - Phatra Insurance Public Co., Ltd. | -* | 159 |
| - SCG Network Management Co., Ltd. | - | 12 |
| - SCT Co., Ltd. | - | 10 |
| Contingencies | | |
| - SCT Co., Ltd. | 2,231 | 128 |
| - Charoen Pokphand Foods Public Co., Ltd. | 1,419 | 956 |
| - Thanakorn Vegetable Oil Products Co., Ltd. | 609 | 19 |
| - Loxley Public Co., Ltd. | 329 | 150 |
| - Quality Houses Public Co., Ltd. | 274 | 274 |
| - Dole Thailand Co., Ltd. | 112 | 140 |

* During 2008, Patra Insurance Public Co., Ltd. Merged with Muang Thai Insurance Public Co., Ltd.

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Contingencies | | |
| - Loxley Trading Co., Ltd. | 43 | 28 |
| - Thai British Security Printing Public Co., Ltd. | 35 | 41 |
| - Samart Telcom Public Co., Ltd. | 30 | 30 |
| - Yip In Tsoi & Jacks Ltd. | 23 | 47 |
| - Serm Suk Public Co., Ltd. | 21 | 20 |
| - Com - Link Co., Ltd. | 13 | 13 |
| - Internet Thailand Co., Ltd. | 4 | 12 |

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

| | Consolidated and The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Loans | 36 | 32 |
| Deposits | 1,305 | 1,345 |

## 31 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

## 32 COMMITMENTS

### Capital Commitments

(Million Baht)

| | Consolidated | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Contracted but not provided for | 4,403 | 4,194 |
| Authorized but not contracted for | 3 | 89 |
| Total | 4,406 | 4,283 |

(Million Baht)

| | The Bank | |
|---|---|---|
| | 30 June 2008 | 31 December 2007 |
| Contracted but not provided for | 4,398 | 4,186 |
| Authorized but not contracted for | 3 | 89 |
| Total | 4,401 | 4,275 |

### Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

| Type of Lease Agreement | Remaining Period | Consolidated 30 June 2008 | The Bank 30 June 2008 |
|---|---|---|---|
| Land/building lease agreements | 1 July 2008 – 4 August 2031 | 687 | 634 |
| Vehicle lease agreements | 1 July 2008 – 22 June 2013 | 759 | 700 |
| Others | 1 July 2008 – 29 February 2012 | 40 | - |
| Total | | 1,486 | 1,334 |

(Million Baht)

| Type of Lease Agreement | Remaining Period | Consolidated 31 December 2007 | The Bank 31 December 2007 |
|---|---|---|---|
| Land/building lease agreements | 1 January 2008 – 4 August 2031 | 698 | 658 |
| Vehicle lease agreements | 1 January 2008 – 2 December 2012 | 569 | 533 |
| Others | 1 January 2008 – 29 February 2012 | 16 | - |
| Total | | 1,283 | 1,191 |

2. Service Agreement

On 12 November 2002, the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until 31 December 2012 and for which as of 30 June 2008 and 31 December 2007, the Bank is committed to pay total service fees of Baht 1,833 million and Baht 2,622 million respectively.

## 33 EVENT AFTER BALANCE SHEET DATE

**Financial Institution Businesses Act 2008 and Deposit Protection Act 2008**

On 3 August 2008, the Financial Institution Businesses Act 2008 and the related notifications, circulars and notices as issued by the Bank of Thailand become effective, as announced in the Government Gazette on 5 February 2008.

On 11 August 2008, the Deposit Protection Act 2008 and the related notifications, circulars and notices as issued by the Bank of Thailand become effective, as announced in the Government Gazette on 13 February 2008.

As of 30 June 2008, the Bank and subsidiaries have not been affected by such laws as they are not yet effective as of the balance sheet date.

The Bank and its subsidiaries expect that compliance to such laws above will not have any material impact on the consolidated and the Bank only financial statements.

## 34 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

| | Consolidated 30 June 2008 | | | | |
|---|---|---|---|---|---|
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,064,296 | 9,282 | 1,073,578 | (134) | 1,073,444 |
| Interbank and money market items - net (assets) | 38,640 | 1,747 | 40,387 | - | 40,387 |
| Investments – net | 106,556 | 7,016 | 113,572 | - | 113,572 |
| Loans | 843,887 | 455 | 844,342 | - | 844,342 |
| Deposits | 837,120 | 10 | 837,130 | - | 837,130 |
| Interbank and money market items (liabilities) | 13,393 | - | 13,393 | - | 13,393 |
| Borrowings | 63,160 | 6,679 | 69,839 | - | 69,839 |
| Contingencies | 2,215,360 | 14,922 | 2,230,282 | (26,826) | 2,203,456 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 985,316 | 31,540 | 1,016,856 | (22,338) | 994,518 |
| Interbank and money market items - net (assets) | 48,640 | 10,084 | 58,724 | - | 58,724 |
| Investments – net | 74,607 | 20,919 | 95,526 | - | 95,526 |
| Loans | 762,044 | 461 | 762,505 | - | 762,505 |
| Deposits | 783,811 | 11 | 783,822 | - | 783,822 |
| Interbank and money market items (liabilities) | 14,185 | - | 14,185 | - | 14,185 |
| Borrowings | 51,376 | 6,724 | 58,100 | - | 58,100 |
| Contingencies | 1,742,477 | 15,026 | 1,757,503 | (27,014) | 1,730,489 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 30 June 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 1,064,329 | 9,282 | 1,073,611 | (134) | 1,073,477 |
| Interbank and money market items-net (assets) | 38,445 | 1,747 | 40,192 | - | 40,192 |
| Investments – net | 115,504 | 7,016 | 122,520 | - | 122,520 |
| Loans | 841,069 | 455 | 841,524 | - | 841,524 |
| Deposits | 838,136 | 10 | 838,146 | - | 838,146 |
| Interbank and money market items (liabilities) | 13,760 | - | 13,760 | - | 13,760 |
| Borrowings | 62,815 | 6,679 | 69,494 | - | 69,494 |
| Contingencies | 2,215,083 | 14,922 | 2,230,005 | (26,826) | 2,203,179 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | 31 December 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Total assets | 984,947 | 31,540 | 1,016,487 | (22,338) | 994,149 |
| Interbank and money market items-net (assets) | 48,597 | 10,084 | 58,681 | - | 58,681 |
| Investments – net | 82,881 | 20,919 | 103,800 | - | 103,800 |
| Loans | 760,844 | 461 | 761,305 | - | 761,305 |
| Deposits | 784,397 | 11 | 784,408 | - | 784,408 |
| Interbank and money market items (liabilities) | 14,321 | - | 14,321 | - | 14,321 |
| Borrowings | 50,979 | 6,724 | 57,703 | - | 57,703 |
| Contingencies | 1,742,146 | 15,026 | 1,757,172 | (27,014) | 1,730,158 |

2. Results of Operations Classified by Types of Business

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 30 June 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 14,392 | 223 | 14,615 | (196) | 14,419 |
| Interest expense | 3,904 | 272 | 4,176 | (196) | 3,980 |
| Net income (expense) from interest and dividend | 10,488 | (49) | 10,439 | - | 10,439 |
| Non-interest income | 5,051 | 329 | 5,380 | - | 5,380 |
| Non-interest expense | 10,168 | 35 | 10,203 | - | 10,203 |
| Income before income tax | 5,371 | 245 | 5,616 | - | 5,616 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 30 June 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,729 | 409 | 14,138 | (278) | 13,860 |
| Interest expense | 4,654 | 419 | 5,073 | (278) | 4,795 |
| Net income (expense) from interest and dividend | 9,075 | (10) | 9,065 | - | 9,065 |
| Non-interest income | 4,732 | 33 | 4,765 | - | 4,765 |
| Non-interest expense | 8,343 | 32 | 8,375 | - | 8,375 |
| Income (loss) before income tax | 5,464 | (9) | 5,455 | - | 5,455 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 30 June 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 14,265 | 223 | 14,488 | (196) | 14,292 |
| Interest expense | 3,911 | 272 | 4,183 | (196) | 3,987 |
| Net income (expense) from interest and dividend | 10,354 | (49) | 10,305 | - | 10,305 |
| Non-interest income | 4,524 | 329 | 4,853 | - | 4,853 |
| Non-interest expense | 9,800 | 35 | 9,835 | - | 9,835 |
| Income before income tax | 5,078 | 245 | 5,323 | - | 5,323 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Three-Month Period Ended 30 June 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 13,910 | 409 | 14,319 | (278) | 14,041 |
| Interest expense | 4,677 | 419 | 5,096 | (278) | 4,818 |
| Net income (expense) from interest and dividend | 9,233 | (10) | 9,223 | - | 9,223 |
| Non-interest income | 4,214 | 33 | 4,247 | - | 4,247 |
| Non-interest expense | 7,997 | 32 | 8,029 | - | 8,029 |
| Income (loss) before income tax | 5,450 | (9) | 5,441 | - | 5,441 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Six-Month Period Ended 30 June 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 28,214 | 515 | 28,729 | (392) | 28,337 |
| Interest expense | 7,468 | 602 | 8,070 | (392) | 7,678 |
| Net income (expense) from interest and dividend | 20,746 | (87) | 20,659 | - | 20,659 |
| Non-interest income | 10,945 | 196 | 11,141 | - | 11,141 |
| Non-interest expense | 19,684 | 72 | 19,756 | - | 19,756 |
| Income before income tax | 12,007 | 37 | 12,044 | - | 12,044 |

(Million Baht)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | For the Six-Month Period Ended 30 June 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 27,695 | 776 | 28,471 | (499) | 27,972 |
| Interest expense | 9,788 | 794 | 10,582 | (499) | 10,083 |
| Net income (expense) from interest and dividend | 17,907 | (18) | 17,889 | - | 17,889 |
| Non-interest income | 8,945 | 25 | 8,970 | - | 8,970 |
| Non-interest expense | 15,813 | 64 | 15,877 | - | 15,877 |
| Income (loss) before income tax | 11,039 | (57) | 10,982 | - | 10,982 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Six-Month Period Ended 30 June 2008 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 27,973 | 515 | 28,488 | (392) | 28,096 |
| Interest expense | 7,481 | 602 | 8,083 | (392) | 7,691 |
| Net income (expense) from interest and dividend | 20,492 | (87) | 20,405 | - | 20,405 |
| Non-interest income | 9,906 | 196 | 10,102 | - | 10,102 |
| Non-interest expense | 18,949 | 72 | 19,021 | - | 19,021 |
| Income before income tax | 11,449 | 37 | 11,486 | - | 11,486 |

(Million Baht)

| | The Bank | | | | |
|---|---|---|---|---|---|
| | For the Six-Month Period Ended 30 June 2007 | | | | |
| | Domestic Business | Foreign Business | Total | Eliminated Transactions | Total |
| Interest and dividend income | 27,934 | 776 | 28,710 | (499) | 28,211 |
| Interest expense | 9,832 | 794 | 10,626 | (499) | 10,127 |
| Net income (expense) from interest and dividend | 18,102 | (18) | 18,084 | - | 18,084 |
| Non-interest income | 8,033 | 25 | 8,058 | - | 8,058 |
| Non-interest expense | 15,165 | 64 | 15,229 | - | 15,229 |
| Income (loss) before income tax | 10,970 | (57) | 10,913 | - | 10,913 |

## 35 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

### Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank allocates credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

### Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the

Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities. Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as follows:

(Million Baht)

| | Consolidated | | The Bank | |
|---|---|---|---|---|
| | 30 June 2008 | 31 December 2007 | 30 June 2008 | 31 December 2007 |
| Fixed interest rate | 187,934 | 157,614 | 190,098 | 161,426 |
| Floating interest rate | 687,425 | 629,144 | 682,426 | 624,131 |
| Total Loans (including financial institutions) | 875,359 | 786,758 | 872,524 | 785,557 |

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning and the ending balances, and the average interest and dividend rates for the six-month period ended 30 June 2008 and for the year ended 31 December 2007 are as follows:

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) |
| Interest-bearing Financial Assets | | | | | | |
| Interbank and money market items | 49,396 | 980 | 3.97 | 75,107 | 3,502 | 4.66 |
| Securities purchased under resale agreements | 5,350 | 12 | 0.45 | 16,450 | 338 | 2.06 |
| Investments | 108,683 | 2,114 | 3.89 | 101,973 | 4,650 | 4.56 |
| Loans | 803,423 | 25,231 | 6.28 | 719,856 | 47,026 | 6.53 |
| Total | 966,852 | 28,337 | 5.86 | 913,386 | 55,516 | 6.08 |
| Interest-bearing Liabilities | | | | | | |
| Deposits | 810,476 | 6,493 | 1.60 | 767,363 | 15,946 | 2.08 |
| Interbank and money market items | 13,789 | 126 | 1.83 | 15,937 | 203 | 1.27 |
| Securities sold under repurchase agreements | - | - | - | 2,833 | 5 | 0.18 |
| Borrowings | 63,969 | 1,059 | 3.31 | 51,947 | 1,931 | 3.72 |
| Total | 888,234 | 7,678 | 1.73 | 838,080 | 18,085 | 2.16 |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | 31 December 2007 | | |
| | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) | Average Balance | Interest and Dividend Income/ Expense | Average Rate (%) |
| Interest-bearing Financial Assets | | | | | | |
| Interbank and money market items | 34,154 | 979 | 5.73 | 70,630 | 3,501 | 4.96 |
| Securities purchased under resale agreements | 5,350 | 12 | 0.45 | 16,450 | 338 | 2.06 |
| Investments | 117,259 | 2,265 | 3.86 | 111,159 | 5,510 | 4.96 |
| Loans | 801,414 | 24,840 | 6.20 | 717,320 | 46,495 | 6.48 |
| Total | 958,177 | 28,096 | 5.86 | 915,559 | 55,844 | 6.10 |
| Interest-bearing Liabilities | | | | | | |
| Deposits | 811,277 | 6,495 | 1.60 | 768,190 | 15,957 | 2.08 |
| Interbank and money market items | 14,040 | 127 | 1.81 | 16,203 | 214 | 1.32 |
| Securities sold under repurchase agreements | - | - | - | 2,833 | 5 | 0.18 |
| Borrowings | 63,599 | 1,069 | 3.36 | 51,843 | 1,946 | 3.75 |
| Total | 888,916 | 7,691 | 1.73 | 839,069 | 18,122 | 2.16 |

Financial assets and liabilities, classified by maturity of interest repricing, as of 30 June 2008 and 31 December 2007 are shown below:

(Million Baht)

Consolidated
30 June 2008

| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
|---|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 20,502 | - | 20,502 |
| Interbank and money market Items | 5,280 | 31,623 | - | - | - | 3,480 | - | 40,383 |
| Investments | 6,581 | 6,979 | 56,246 | 26,010 | 12,019 | 9,007 | 1,202 | 118,044 |
| Loans | 586,725 | 107,965 | 2,315 | 48,285 | 40,967 | 1,343 | 56,742 | 844,342 |
| Accrued interest receivable | - | - | - | - | - | 1,201 | - | 1,201 |
| Customers' liability under acceptances | - | - | - | - | - | 635 | - | 635 |
| Other assets | - | - | - | - | - | 3,801 | - | 3,801 |
| Total Financial Assets | 598,586 | 146,567 | 58,561 | 74,295 | 52,986 | 39,969 | 57,944 | 1,028,908 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 398,525 | 267,168 | 115,971 | 9,568 | - | 45,898 | - | 837,130 |
| Interbank and money market Items | 4,677 | 5,796 | - | 37 | - | 2,883 | - | 13,393 |
| Liabilities payable on demand | - | - | - | - | - | 9,743 | - | 9,743 |
| Borrowings | - | 47,103 | 2,958 | 1,099 | 18,679 | - | - | 69,839 |
| Bank's liability under acceptances | - | - | - | - | - | 635 | - | 635 |
| Other liabilities | - | - | - | - | - | 9,238 | - | 9,238 |
| Total Financial Liabilities | 403,202 | 320,067 | 118,929 | 10,704 | 18,679 | 68,397 | - | 939,978 |
| On-balance sheet items | 195,384 | (173,500) | (60,368) | 63,591 | 34,307 | (28,428) | 57,944 | 88,930 |

(Million Baht)

Consolidated
31 December 2007

| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
|---|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 18,051 | - | 18,051 |
| Interbank and money market Items | 4,952 | 50,398 | 62 | - | - | 2,996 | - | 58,408 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | - | 10,700 |
| Investments | 18,432 | 1,633 | 16,737 | 31,112 | 17,763 | 12,176 | 1,469 | 99,322 |
| Loans | 552,810 | 85,304 | 1,087 | 34,624 | 27,711 | 8,945 | 52,024 | 762,505 |
| Accrued interest receivable | - | - | - | - | - | 1,263 | - | 1,263 |
| Customers' liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other assets | - | - | - | - | - | 5,293 | - | 5,293 |
| Total Financial Assets | 576,194 | 148,035 | 17,886 | 65,736 | 45,474 | 50,186 | 53,493 | 957,004 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 392,692 | 313,778 | 33,832 | 1,839 | - | 41,681 | - | 783,822 |
| Interbank and money market Items | 1,677 | 8,763 | 600 | 343 | - | 2,802 | - | 14,185 |
| Liabilities payable on demand | - | - | - | - | - | 11,117 | - | 11,117 |
| Borrowings | - | 38,198 | 877 | 301 | 18,724 | - | - | 58,100 |
| Bank's liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other liabilities | - | - | - | - | - | 6,107 | - | 6,107 |
| Total Financial Liabilities | 394,369 | 360,739 | 35,309 | 2,483 | 18,724 | 63,169 | - | 874,793 |
| On-balance sheet items | 181,825 | (212,704) | (17,423) | 63,253 | 26,750 | (12,983) | 53,493 | 82,211 |

(Million Baht)

The Bank

30 June 2008

| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
|---|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 20,500 | - | 20,500 |
| Interbank and money market items | 5,362 | 31,622 | - | - | - | 3,204 | - | 40,188 |
| Investments | 6,581 | 6,979 | 56,246 | 26,010 | 12,019 | 17,924 | 1,202 | 126,961 |
| Loans | 582,705 | 112,597 | 2,731 | 48,057 | 40,742 | 1,342 | 53,350 | 841,524 |
| Accrued interest receivable | - | - | - | - | - | 1,169 | - | 1,169 |
| Customers' liability under acceptances | - | - | - | - | - | 635 | - | 635 |
| Other assets | - | - | - | - | - | 3,337 | - | 3,337 |
| Total Financial Assets | 594,648 | 151,198 | 58,977 | 74,067 | 52,761 | 48,111 | 54,552 | 1,034,314 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 399,327 | 267,298 | 115,971 | 9,568 | - | 45,982 | - | 838,146 |
| Interbank and money market items | 5,044 | 5,796 | - | 37 | - | 2,883 | - | 13,760 |
| Liabilities payable on demand | - | - | - | - | - | 9,743 | - | 9,743 |
| Borrowings | - | 46,758 | 2,958 | 1,099 | 18,679 | - | - | 69,494 |
| Bank's liability under acceptances | - | - | - | - | - | 635 | - | 635 |
| Other liabilities | - | - | - | - | - | 9,108 | - | 9,108 |
| Total Financial Liabilities | 404,371 | 319,852 | 118,929 | 10,704 | 18,679 | 68,351 | - | 940,886 |
| On-balance sheet items | 190,277 | (168,654) | (59,952) | 63,363 | 34,082 | (20,240) | 54,552 | 93,428 |

(Million Baht)

The Bank

31 December 2007

| | Immediate Repricing | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | Non-interest Bearing | Stop Accrued | Total |
|---|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | | |
| Cash | - | - | - | - | - | 18,050 | - | 18,050 |
| Interbank and money market items | 5,142 | 50,154 | - | - | - | 3,069 | - | 58,365 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | - | 10,700 |
| Investments | 18,432 | 1,453 | 16,737 | 31,112 | 17,763 | 20,867 | 1,193 | 107,557 |
| Loans | 551,419 | 89,514 | 1,359 | 34,112 | 27,599 | 8,945 | 48,357 | 761,305 |
| Accrued interest receivable | - | - | - | - | - | 1,246 | - | 1,246 |
| Customers' liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other assets | - | - | - | - | - | 3,705 | - | 3,705 |
| Total Financial Assets | 574,993 | 151,821 | 18,096 | 65,224 | 45,362 | 57,344 | 49,550 | 962,390 |
| **Financial Liabilities** | | | | | | | | |
| Deposits | 393,032 | 313,778 | 33,832 | 1,839 | - | 41,927 | - | 784,408 |
| Interbank and money market items | 1,810 | 8,763 | 600 | 343 | - | 2,805 | - | 14,321 |
| Liabilities payable on demand | - | - | - | - | - | 11,117 | - | 11,117 |
| Borrowings | - | 37,801 | 877 | 301 | 18,724 | - | - | 57,703 |
| Bank's liability under acceptances | - | - | - | - | - | 1,462 | - | 1,462 |
| Other liabilities | - | - | - | - | - | 8,766 | - | 8,766 |
| Total Financial Liabilities | 394,842 | 360,342 | 35,309 | 2,483 | 18,724 | 66,077 | - | 877,777 |
| On-balance sheet items | 180,151 | (208,521) | (17,213) | 62,741 | 26,638 | (8,733) | 49,550 | 84,613 |

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

Foreign currency positions in Baht equivalent, as of 30 June 2008 and 31 December 2007 were as follows:

(Million Baht)

Consolidated

30 June 2008

| | Currency | | | | | |
|---|---|---|---|---|---|---|
| | US Dollars | Yen | Pounds | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 510 | 39 | 66 | 294 | 169 | 1,078 |
| Interbank and money market items - net | 6,031 | 36 | 73 | 77 | 672 | 6,889 |
| Investments - net | 7,025 | - | - | 3 | 23 | 7,051 |
| Loans and accrued interest receivables - net | 38,210 | 1,493 | 93 | 1,704 | 259 | 41,759 |
| Other assets | 173 | 8 | - | 4 | 5 | 190 |
| Total assets | 51,949 | 1,576 | 232 | 2,082 | 1,128 | 56,967 |
| **Liabilities** | | | | | | |
| Deposits | 7,454 | 118 | 101 | 734 | 184 | 8,591 |
| Interbank and money market items | 1,102 | 254 | - | 32 | 54 | 1,442 |
| Liability on demand | 3,406 | 105 | 56 | 233 | 259 | 4,059 |
| Borrowings | 6,679 | - | - | 35 | - | 6,714 |
| Other liabilities | 437 | 2 | 21 | - | 55 | 515 |
| Total liabilities | 19,078 | 479 | 178 | 1,034 | 552 | 21,321 |
| Foreign currency position of on-balance items-net | 32,871 | 1,097 | 54 | 1,048 | 576 | 35,646 |
| Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options) | (38,280) | (1,101) | (46) | (1,196) | (59) | (40,682) |

(Million Baht)

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | 31 December 2007 | | | | | |
| | Currency | | | | | |
| | US Dollars | Yen | Pounds | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 607 | 44 | 99 | 402 | 232 | 1,384 |
| Interbank and money market items - net | 31,688 | 5 | 89 | 236 | 889 | 32,907 |
| Investments - net | 20,896 | - | - | 2 | 23 | 20,921 |
| Loans and accrued interest receivables - net | 23,047 | 1,140 | 86 | 1,395 | 255 | 25,923 |
| Other assets | 190 | 2 | 2 | 25 | 10 | 229 |
| Total assets | 76,428 | 1,191 | 276 | 2,060 | 1,409 | 81,364 |
| **Liabilities** | | | | | | |
| Deposits | 8,196 | 101 | 73 | 572 | 186 | 9,128 |
| Interbank and money market items | 236 | 27 | - | 2 | 2 | 267 |
| Liability on demand | 4,869 | 83 | 70 | 296 | 449 | 5,767 |
| Borrowings | 6,724 | - | - | - | - | 6,724 |
| Other liabilities | 367 | 11 | 20 | 26 | 97 | 521 |
| Total liabilities | 20,392 | 222 | 163 | 896 | 734 | 22,407 |
| Foreign currency position of on-balance items-net | 56,036 | 969 | 113 | 1,164 | 675 | 58,957 |
| Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options) | (60,339) | (963) | (111) | (1,191) | 248 | (62,356) |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 30 June 2008 | | | | | |
| | Currency | | | | | |
| | US Dollar | Yen | Pounds | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 510 | 39 | 66 | 294 | 169 | 1,078 |
| Interbank and money market items - net | 6,031 | 36 | 73 | 77 | 672 | 6,889 |
| Investments - net | 7,025 | - | - | 3 | 23 | 7,051 |
| Loans and accrued interest receivables - net | 38,210 | 1,493 | 93 | 1,704 | 259 | 41,759 |
| Other assets | 173 | 8 | - | 4 | 5 | 190 |
| Total assets | 51,949 | 1,576 | 232 | 2,082 | 1,128 | 56,967 |
| **Liabilities** | | | | | | |
| Deposits | 7,454 | 118 | 101 | 734 | 184 | 8,591 |
| Interbank and money market items | 1,102 | 254 | - | 32 | 54 | 1,442 |
| Liability on demand | 3,406 | 105 | 56 | 233 | 259 | 4,059 |
| Borrowings | 6,679 | - | - | 35 | - | 6,714 |
| Other liabilities | 437 | 2 | 19 | - | 55 | 513 |
| Total liabilities | 19,078 | 479 | 176 | 1,034 | 552 | 21,319 |
| Foreign currency position of on-balance items-net | 32,871 | 1,097 | 56 | 1,048 | 576 | 35,648 |
| Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options) | (38,280) | (1,101) | (46) | (1,196) | (59) | (40,682) |

(Million Baht)

| | The Bank | | | | | |
|---|---|---|---|---|---|---|
| | 31 December 2007 | | | | | |
| | Currency | | | | | |
| | US Dollar | Yen | Pounds | Euro | Others | Total |
| **Assets** | | | | | | |
| Cash | 607 | 44 | 99 | 402 | 232 | 1,384 |
| Interbank and money market items - net | 31,688 | 5 | 89 | 236 | 889 | 32,907 |
| Investments - net | 20,896 | - | - | 2 | 23 | 20,921 |
| Loans and accrued interest receivables - net | 23,047 | 1,140 | 86 | 1,395 | 255 | 25,923 |
| Other assets | 190 | 2 | 2 | 25 | 10 | 229 |
| Total assets | 76,428 | 1,191 | 276 | 2,060 | 1,409 | 81,364 |
| **Liabilities** | | | | | | |
| Deposits | 8,196 | 101 | 73 | 572 | 186 | 9,128 |
| Interbank and money market items | 236 | 27 | - | 2 | 2 | 267 |
| Liability on demand | 4,869 | 83 | 70 | 296 | 449 | 5,767 |
| Borrowings | 6,724 | - | - | - | - | 6,724 |
| Other liabilities | 366 | 11 | 14 | 26 | 97 | 514 |
| Total liabilities | 20,391 | 222 | 157 | 896 | 734 | 22,400 |
| Foreign currency position of on-balance items-net | 56,037 | 969 | 119 | 1,164 | 675 | 58,964 |
| Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options) | (60,339) | (963) | (111) | (1,191) | 248 | (62,356) |

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

**Liquidity risk**

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 30 June 2008 and 31 December 2007 was as follows:

(Million Baht)

| | Consolidated 30 June 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 20,502 | 20,502 |
| Interbank and money market items | 6,630 | 33,753 | - | - | - | - | 40,383 |
| Investments | 578 | 11,391 | 57,126 | 30,647 | 12,695 | 5,607 | 118,044 |
| Loans | 186,413 | 312,503 | 10,545 | 165,133 | 169,748 | - | 844,342 |
| Accrued interest receivables | 14 | 1,160 | - | 19 | 8 | - | 1,201 |
| Customers' liability under acceptance | - | 635 | - | - | - | - | 635 |
| Other assets | - | - | - | - | - | 3,801 | 3,801 |
| Total Financial Assets | 193,635 | 359,442 | 67,671 | 195,799 | 182,451 | 29,910 | 1,028,908 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 444,423 | 267,168 | 115,971 | 9,568 | - | - | 837,130 |
| Interbank and money market items | 7,560 | 5,496 | - | 137 | 200 | - | 13,393 |
| Liability payable on demand | 9,743 | - | - | - | - | - | 9,743 |
| Borrowings | - | 47,103 | 2,958 | 1,099 | 18,679 | - | 69,839 |
| Bank's liability under accpetances | - | 635 | - | - | - | - | 635 |
| Other liabilities | 102 | 1,318 | 966 | 76 | 12 | 6,764 | 9,238 |
| Total Financial Liabilities | 461,828 | 321,720 | 119,895 | 10,880 | 18,891 | 6,764 | 939,978 |
| Liquidity-net | (268,193) | 37,722 | (52,224) | 184,919 | 163,560 | 23,146 | 88,930 |

(Million Baht)

Consolidated

31 December 2007

| | At call | Less than 6 months | 6 months to 1 Year | 1 Year to 5 Years | Over 5 Years | No Maturity | Total |
|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 18,051 | 18,051 |
| Interbank and money market items | 8,214 | 50,194 | - | - | - | - | 58,408 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | 10,700 |
| Investments | 172 | 14,359 | 21,985 | 37,817 | 18,463 | 6,526 | 99,322 |
| Loans | 173,842 | 269,735 | 8,299 | 157,722 | 152,907 | - | 762,505 |
| Accrued interest receivables | 12 | 1,220 | - | 13 | 18 | - | 1,263 |
| Customers' liability under acceptance | - | 1,462 | - | - | - | - | 1,462 |
| Other assets | - | 1,086 | - | - | - | 4,207 | 5,293 |
| Total Financial Assets | 182,240 | 348,756 | 30,284 | 195,552 | 171,388 | 28,784 | 957,004 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 434,373 | 313,778 | 33,812 | 1,859 | - | - | 783,822 |
| Interbank and money market items | 4,615 | 8,127 | - | 1,143 | 300 | - | 14,185 |
| Liability payable on demand | 11,117 | - | - | - | - | - | 11,117 |
| Borrowings | - | 38,198 | 877 | 301 | 18,724 | - | 58,100 |
| Bank's liability under accpetances | - | 1,462 | - | - | - | - | 1,462 |
| Other liabilities | 121 | 2,481 | 234 | 80 | - | 9,023 | 11,939 |
| Total Financial Liabilities | 450,226 | 364,046 | 34,923 | 3,383 | 19,024 | 9,023 | 880,625 |
| Liquidity-net | (267,986) | (15,290) | (4,639) | 192,169 | 152,364 | 19,761 | 76,379 |

(Million Baht)

| | The Bank<br>30 June 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year To 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 20,500 | 20,500 |
| Interbank and money market items | 6,435 | 33,753 | - | - | - | - | 40,188 |
| Investments | 550 | 11,391 | 57,126 | 30,636 | 12,688 | 14,570 | 126,961 |
| Loans | 183,938 | 313,770 | 10,941 | 164,057 | 168,818 | - | 841,524 |
| Accrued interest receivables | - | - | 1,169 | - | - | - | 1,169 |
| Customers' liability under acceptances | - | 635 | - | - | - | - | 635 |
| Other assets | - | - | - | - | - | 3,337 | 3,337 |
| Total Financial Assets | 190,923 | 359,549 | 69,236 | 194,693 | 181,506 | 38,407 | 1,034,314 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 445,309 | 267,298 | 115,971 | 9,568 | - | - | 838,146 |
| Interbank and money market items | 7,927 | 5,496 | - | 137 | 200 | - | 13,760 |
| Liability payable on demand | 9,743 | - | - | - | - | - | 9,743 |
| Borrowings | - | 46,758 | 2,958 | 1,099 | 18,679 | - | 69,494 |
| Bank's liability under acceptances | - | 635 | - | - | - | - | 635 |
| Other liabilities | 102 | 1,326 | 966 | 76 | 12 | 6,626 | 9,108 |
| Total Financial Liabilities | 463,081 | 321,513 | 119,895 | 10,880 | 18,891 | 6,626 | 940,886 |
| Liquidity-net | (272,158) | 38,036 | (50,659) | 183,813 | 162,615 | 31,781 | 93,428 |

(Million Baht)

| | The Bank 31 December 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | At call | Less than 6 months | 6 months to 1 Year | 1 Year To 5 Years | Over 5 Years | No Maturity | Total |
| **Financial Assets** | | | | | | | |
| Cash | - | - | - | - | - | 18,050 | 18,050 |
| Interbank and money market items | 8,172 | 50,193 | - | - | - | - | 58,365 |
| Securities purchased under resale agreements | - | 10,700 | - | - | - | - | 10,700 |
| Investments | 131 | 14,179 | 21,985 | 37,592 | 18,453 | 15,217 | 107,557 |
| Loans | 171,148 | 273,337 | 8,532 | 156,611 | 151,677 | - | 761,305 |
| Accrued interest receivables | - | 1,246 | - | | - | - | 1,246 |
| Customers' liability under acceptances | - | 1,462 | - | - | - | - | 1,462 |
| Other assets | - | - | - | - | - | 3,705 | 3,705 |
| Total Financial Assets | 179,451 | 351,117 | 30,517 | 194,203 | 170,130 | 36,972 | 962,390 |
| **Financial Liabilities** | | | | | | | |
| Deposits | 434,959 | 313,778 | 33,812 | 1,859 | - | - | 784,408 |
| Interbank and money market items | 4,615 | 8,263 | - | 1,143 | 300 | - | 14,321 |
| Liability payable on demand | 11,117 | - | - | - | - | - | 11,117 |
| Borrowings | - | 37,801 | 877 | 301 | 18,724 | - | 57,703 |
| Bank's liability under acceptances | - | 1,462 | - | - | - | - | 1,462 |
| Other liabilities | 121 | 2,483 | 234 | 80 | - | 8,766 | 11,684 |
| Total Financial Liabilities | 450,812 | 363,787 | 34,923 | 3,383 | 19,024 | 8,766 | 880,695 |
| Liquidity-net | (271,361) | (12,670) | (4,406) | 190,820 | 151,106 | 28,206 | 81,695 |

**Fair value**

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 30 June 2008 and 31 December 2007.

(Million Baht)

| | Consolidated | | | |
|---|---|---|---|---|
| | 30 June 2008 | | 31 December 2007 | |
| | Carrying Amount | Fair value | Carrying Amount | Fair value |
| **Financial Assets** | | | | |
| Cash | 20,502 | 20,502 | 18,051 | 18,051 |
| Interbank and money market items – net | 40,387 | 40,387 | 58,724 | 58,724 |
| Securities purchased under resale agreements | - | - | 10,700 | 10,700 |
| Investments – net | 113,572 | 113,550 | 95,526 | 92,362 |
| Loans and accrued interest receivables – net | 817,716 | 817,716 | 737,916 | 737,916 |
| Customers' liability under acceptances | 635 | 635 | 1,462 | 1,462 |
| Other assets | 3,801 | 3,801 | 5,293 | 5,293 |
| Total Financial Assets | 996,613 | 996,591 | 927,672 | 924,508 |
| **Financial Liabilities** | | | | |
| Deposits | 837,130 | 837,130 | 783,822 | 783,822 |
| Interbank and money market items | 13,393 | 13,754 | 14,185 | 14,185 |
| Liabilities payable on demand | 9,743 | 9,743 | 11,117 | 11,117 |
| Borrowings | 69,839 | 71,137 | 58,100 | 58,596 |
| Bank's liability under acceptances | 635 | 635 | 1,462 | 1,462 |
| Other liabilities | 9,238 | 9,238 | 6,107 | 6,107 |
| Total Financial Liabilities | 939,978 | 941,637 | 874,793 | 875,289 |

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | 30 June 2008 | | 31 December 2007 | |
| | Carrying Amount | Fair value | Carrying Amount | Fair value |
| **Financial Assets** | | | | |
| Cash | 20,500 | 20,500 | 18,050 | 18,050 |
| Interbank and money market items – net | 40,192 | 40,192 | 58,681 | 58,681 |
| Securities purchased under resale agreements | - | - | 10,700 | 10,700 |
| Investments – net | 122,520 | 122,498 | 103,801 | 100,179 |
| Loans and accrued interest receivables – net | 816,216 | 816,216 | 738,304 | 738,304 |
| Customers' liability under acceptances | 635 | 635 | 1,462 | 1,462 |
| Other assets | 3,337 | 3,337 | 3,705 | 3,705 |
| Total Financial Assets | 1,003,400 | 1,003,378 | 934,703 | 931,081 |
| **Financial Liabilities** | | | | |
| Deposits | 838,146 | 838,146 | 784,408 | 784,408 |
| Interbank and money market items | 13,760 | 13,760 | 14,321 | 14,321 |
| Liabilities payable on demand | 9,743 | 9,743 | 11,117 | 11,117 |
| Borrowings | 69,494 | 71,137 | 57,703 | 58,596 |
| Bank's liability under acceptances | 635 | 635 | 1,462 | 1,462 |
| Other liabilities | 9,108 | 9,108 | 8,766 | 8,766 |
| Total Financial Liabilities | 940,886 | 942,529 | 877,777 | 878,670 |

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 4.5.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 30 June 2008 and 31 December 2007:

(Million Baht)

| | Consolidated and The Bank | | | |
|---|---|---|---|---|
| | 30 June 2008 | | | |
| | Notional Amount | | | |
| | Up to 1 year | Over 1 year | Total | Fair Value |
| Forward exchange contracts | 624,635 | 1,698 | 626,333 | 495 |
| Cross currency swaps | 92,319 | 79,659 | 171,978 | (23) |
| Interest rate swaps | 301,865 | 854,119 | 1,155,984 | 3,314 |
| Credit default swaps | - | 100 | 100 | - |
| Other derivatives | 274 | 1,635 | 1,909 | - |

(Million Baht)

| | Consolidated and The Bank | | | |
|---|---|---|---|---|
| | 31 December 2007 | | | |
| | Notional Amount | | | |
| | Up to 1 year | Over 1 year | Total | Fair Value |
| Forward exchange contracts | 598,714 | 3,344 | 602,058 | 495 |
| Cross currency swaps | 14,809 | 93,742 | 108,551 | (22) |
| Interest rate swaps | 185,243 | 604,861 | 790,104 | 3,314 |
| Credit default swaps | - | 100 | 100 | 495 |
| Other derivatives | 218 | 1,442 | 1,660 | 1 |

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

## 36 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and six-month periods ended 30 June 2007 have been reclassified to conform with the presentation in the financial statements for the three-month and six-month periods ended 30 June 2008.

## 37 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue by the Audit Committee on 21 August 2008.



END